Technical Report for the
La Encantada Silver Mine,
Coahuila State, México

Prepared for
First Majestic Silver Corp.

January 12, 2009
90533

AMENDED AND RESTATED

Technical Report for the
La Encantada Silver Mine
Coahuila State, México

Prepared for
First Majestic Silver Corp.

January 12, 2009
90533

AMENDED AND RESTATED

Prepared by

Pincock, Allen & Holt

Richard Addison, P.E.
Jack Haptonstall
Leonel López, C.P.G.

1.0 TITLE PAGE

This technical report has been prepared in accordance with the National Instrument 43-101 standards of disclosure for mineral projects (“NI 43-101”) and the contents herein are organized and in compliance with form 43-101F1 contents of the technical report (“43-101F1”). This technical report is an update of Technical Report Amended for the La Encantada Silver Mine, Coahuila State, México; which was prepared for First Majestic Silver Corp. dated March 19, 2008 and published in SEDAR in March 28, 2008. The first two items are the title page and table of contents that are presented previously in this report and are simply mentioned herein to maintain the specific report outline numbering contained in form 43-101F1 contents of the technical report.

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90533 January 12, 2009

2.0 TABLE OF CONTENTS

See discussion in Section 1.

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90533 January 12, 2009

CONTENTS				Page
1.0	TITLE PAGE			1.1
2.0	TABLE OF CONTENTS			2.1
3.0	EXECUTIVE SUMMARY			3.1
4.0	INTRODUCTION			4.1
	4.1	Qualified Person and Participating Personnel		4.1
	4.2	Term and Definitions		4.1
	4.3	Units		4.3
	4.4	Source Documents		4.4
5.0	RELIANCE ON OTHER EXPERTS			5.1
6.0	PROPERTY DESCRIPTION AND LOCATION			6.1
	6.1	Property Description		6.1
7.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY			7.1
8.0	HISTORY			8.1
9.0	GEOLOGICAL SETTING			9.1
10.0	DEPOSIT TYPES			10.1
11.0	MINERALIZATION			11.1
12.0	EXPLORATION			12.1
	12.1	Introduction		12.1
	12.2	Exploration Programs		12.1
		12.2.1	Geophysical Exploration	12.3
		12.2.2	Geochemical Exploration	12.3
	12.3	Drilling		12.3
		12.3.1	Exploration Drilling	12.6
13.0	DRILLING			13.1

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90533 January 12, 2009

CONTENTS (Continued)				Page

14.0	SAMPLING METHOD AND APPROACH			14.1
15.0	SAMPLE PREPARATION, ANALYSIS AND SECURITY			15.1
	15.1	Sample Preparation		15.1
	15.2	Laboratory Facilities		15.1
	15.3	Check Assaying		15.1
	15.4	Conclusion		15.7
16.0	DATA VERIFICATION			16.1
17.0	ADJACENT PROPERTIES			17.1
18.0	METALLURGICAL TESTING AND MINERAL PROCESSING			18.1
19.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES			19.1
	19.1	Introduction		19.1
	19.2	Methodology		19.1
	19.3	Cutoff Grade Calculation		19.3
		19.3.1	Underground Mine Cut-Off Grade	19.3
		19.3.2	Mine Dump Recovery Cutoff Grade	19.5
		19.3.3	Tailings Recovery Cut-Off Grade	19.6
	19.4	Reserve Estimates		19.7
	19.5	Resource Estimation		19.13
	19.6	Conclusion		19.16
20.0	OTHER RELEVANT DATA AND INFORMATION			20.1
21.0	INTERPRETATION AND CONCLUSIONS			21.1
22.0	RECOMMENDATIONS			22.1
23.0	REFERENCES			23.1
24.0	DATE AND SIGNATURE PAGE			24.1

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90533 January 12, 2009

CONTENTS (Continued)				Page

25.0	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES			25.1

	25.1	Introduction		25.1
	25.2	Mine Design and Production		25.2
	25.3	Mine Equipment		25.11
	25.4	Mineral Processing Plant		25.11
		25.4.1	Flotation Plant	25.11
		25.4.2	Cyanidation Plant	25.16
	25.5	Infrastructure		25.21
	25.6	Product Marketing		25.23
	25.7	Environmental Safety Review		25.23
	25.8	Economic Analysis		25.24
		25.8.1	Capital Costs	25.24
		25.8.2	Operating Costs	25.26
		25.8.3	Economic Analysis	25.27

26.0	ILLUSTRATIONS			26.1

TABLES

3-1	Mineral Reserves			3.2
3-2	Economic Analysis Results			3.4

6-1	List of Mining Concessions			6.2

12-1	Completed Exploration Program of Underground Development			12.6
12-2	Exploration program for the Period Nov – Dec, 2008, Jan-Oct, 2009			12.8

15-1	Sample Pulps Check			15.2
15-2	Channel Simple Check			15.3

16-1	Concentrate Checks for July, 2008 Shipments			16.1

18-1	Cyanide Leach Testwork, Tailings and Ore/Tailings Composite			18.2
18-2	Cyanide Leach Testwork, Flotation Concentrate			18.2

19-1	Comparison of Metal Prices for 43-101			19.3
19-2	Cutoff Grade Parameters (U/G Only)			19.4
19-3	Cutoff Grade Parameters (Mine Dump Recovery)			19.5
19-4	Cutoff Grade Parameters (Tailings Recovery)			19.6
19-5	Mineral Reserves Prepared by FMS			19.12
19-6	Mineral Resources Prepared by FMS			19.15

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90533 January 12, 2009

CONTENTS (Continued)		Page

22-1	PAH Recommendations Estimated Budget	22.2

25-1	2008 Exploration and Mine Preparation Advances	25.6
25-2	Mine Production for 2008	25.6
25-3	Mine Dump Production for 2008	25.10
25-4	La Encantada Mine Manpower, Including Contractors	25.11
25-5	2008 Production vs 2008 Operating Budget	25.12
25-6	Summary of Major Mine Equipment for Encantada Mine	25.13
25-7	Flotation Plant, Principal Parameters	25.14
25-8	Flotation Plant, Principal Equipment List	25.14
25-9	Cyanidation Plant, Principal Parameters	25.18
25-10	Cyanidation Plant, Principal Equipment List	25.18
25-11	2008 Capital Expenditures	25.25
25-12	Estimated Capital Expenditures Summary	25.25
25-13	Summary of Unit Operating Costs for 2008, Jan-Oct.	25.26
25-14	Summary of Unit Operating Costs for First 10 Months of 2008; U/G Mine Only	25.27
25-15	Summary of Unit Operating Costs for First 10 Months of 2008; Dump Recovery Only	25.27
25-16	Estimated Operating costs for Tailings Recovery Project	25.28
25-17	Production and Cash Flows, 2009 through 2013	25.29
25-18	After Tax Life of Mine Cash Flow	25.30

FIGURES

3-1	Installations General Layout	3.5
3-2	La Encantada Underground Mine	3.6
3-3	La Encantada Airstrip	3.7

6-1	La Encantada Silver Mine General Location Map	6.3
6-2	La Encantada Mining Concessions Map	6.4

7-1	El Plomo Camp	7.2

9-1	La Encantada Regional Geology Map	9.2
9-2	Regional Geologic Section	9.3

10-1	Mineral Deposit Types at La Encantada Mine	10.2

11-1	Duplicate Channel Sample San Javier Bx	11.2
11-2	Stope 274-HG San Javier Bx	11.3
11-3	Stope 141-HG Bonanza Dk	11.4
11-4	Bx Milagros Mineralization	11.5

12-1	Drilling Exploration Program La Encantada Mine	12.2
12-2	Geophysical Anomaly A – Line 3	12.4
12-3	Geophysical Anomaly El Plomo – Line 4	12.5
12-4	Tailings Dam No. 3 – Channel Sampling	12.7

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90533 January 12, 2009

CONTENTS (Continued)		Page

13-1	Buenos Aires Area Drilling	13.2
13-2	Buenos Aires Underground Drilling	13.3
13-3	Buenos Aires Core Samples	13.5
13-4	Buenos Aires High Grade Core	13.6

14-1	General Channel Sampling	14.2
14-2	Azul y Oro Veinlet Sample	14.3
14-3	Azul y Oro Channel Sample	14.4

15-1	Duplicate Samples Silver Assays	15.4
15-2	Pulp Samples Silver Assays	15.5
15-3	Buenos Aires Drill Core	15.6

16-1	Silver Concentrate Assays	16.3

19-1	Buenos Aires Resource Blocks	19.8
19-2	Bx Milagro Reserve Blocks	19.9
19-3	Azul y Oro Resource Blocks	19.10
19-4	San Francisco Kike Reserve Blocks	19.11

25-1	Typical Drill Hole Pattern for Drifts, Crosscuts and Ramps	25.4
25-2	Typical Overhand Cut and Fill Stope 660 Ore Body	25.5
25-3	Typical Overhand Post Pillar Stope Milagros Breccia Pipe	25.7
25-4	Schematic Diagram of La Encantada Mine Ventilation System	25.9
25-5	Flotation Plant General Flow Diagram	25.15
25-6	Flotation Plant Flotation Flow Diagram	25.17
25-7	Cyanidation Plant Flow Diagram	25.19
25-8	Cyanidation Plant General Layout	25.20
25-9	Water Supply System Diagram	25.22

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90533 January 12, 2009

3.0    EXECUTIVE SUMMARY

First Majestic Silver Corp. (FMS) retained Pincock, Allen and Holt (PAH), a division of Australia-based Runge, Inc. to prepare a Technical Report for the silver/lead/zinc deposit of La Encantada Silver Mine located in the Municipality of Ocampo, Coahuila State, and México. This report is an update of Technical Report Amended of March 19, 2008, which was prepared by PAH and published in SEDAR in March 28, 2008. This report is presented to document material change in La Encantada Silver Mine due to an increment of reserves (+183 percent) and resources (measured and indicated -17 percent and inferred +51 percent). This report meets the requirements and is compliant with NI 43-101 and conforms to Form 43-101F1 for technical reports.

La Encantada Silver Mine is owned and operated by Minera La Encantada, S.A. de C.V., wholly-owned Mexican subsidiary of FMS. La Encantada Silver Mine consists of an industrial complex that includes underground silver/lead/zinc mining, a flotation ore processing plant, water wells and pipeline, airport, housing, camp facilities and a new cyanidation plant under construction to process silver tailings. The La Encantada mine was operated by Peñoles for a period of about 25 years, until June 2002. Desmín leased the property from Peñoles and operated the mine and processing plant from July 1, 2004 until November 1, 2006 when Desmín was acquired by FMS. During January to September, 2008 FMS has mined out 178,480 tonnes at an average grade of 297 g/tonne Ag and 2.29 percent Pb.

FMS owns mining rights that cover 2,237 hectares (5,227 acres) within 18 titled concessions and 3 approved claim applications, in addition to 2 other applications under review by the Mines Department. Minera La Encantada has acquired, from the Ejido Tenochtitlán, Municipality of Ocampo, under expropriation regulations, surface land ownership of 1,343 hectares (3,319 acres) where mine, plant, housing, camp and associated facilities are installed. It also owns the surface rights, installations and water rights for two water wells at El Granizo, which supply La Encantada water needs.

Estimated proven and probable reserves and measured and indicated resources for La Encantada, as of September 30, 2008, are presented in Table 3-1. These include proven and probable reserves of 5.2 million tonnes at 208 g/tonne (6.7 oz) Ag, and 2.42 percent (53 lb/tonne) Pb, for a total contained silver equivalent, inclusive of Pb credit, of 35.5 million ounces. These reserves include 4 million tonnes of tailings at an average grade of 168 g/tonne silver, estimated at a Cut-off Grade of 111 g/tonne silver.

La Encantada reserves have been estimated at a Cutoff Grade of 250 g/tonne Ag only and 228 g/tonne Ag equivalent net of Pb credit. The La Encantada proven and probable reserves in hard rock include 1.2 million tones at an average grade of 343 g/tonne silver and 2.39 percent lead.

During the period of January through September, 2008 FMS mined 178,480 tonnes of ore, which included 70,000 tonnes from reserves, in addition of other minerals extracted from different areas of the mine for a total of 108,480 tonnes. To September 30, 2008, the La Encantada exploration programs and underground development increased reserves by approximately 183 percent over the 2007 estimates.

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90533 January 12, 2009

TABLE 3-1
First Majestic Silver Corp.
Minera La Encantada, S.A. de C.V.
La Encantada Mine
Mineral Reserves Prepared by FMS, Reviewed by PAH as of September 30, 2008 (1)
Total Reserves Proven plus Probable (3)
DEPOSIT	CATEGORY	METRIC TONNES	WIDTH		GRADE		METAL CONTAINED (2)
La Encantada	Reserves	Tonnes	meters	Silver, g/tonne	Lead, %	Zinc, % (4)	Silver (Only) oz.	Silver (Eq) oz.
Total	Proven	683,992	Over 2.00	354	2.23	0.92	7,777,602	8,261,401
Total	Probable	4,511,686	Over 2.00	186	2.45	2.54	26,936,651	27,287,462
Total Reserves Proven + Probable		5,195,677	Over 2.00	208	2.42	2.33	34,714,253	35,548,863
Total Resources Measured plus Indicated (3)
TOTAL	Measured	445,650	Over 2.00	399	4.15	0.65	5,710,055	6,025,271
TOTAL (5) (6) (7)	Indicated	4,931,103	Over 2.00	156	1.15	0.87	24,774,263	27,390,491
Total Resources Measured + Indicated		5,376,753	Over 2.00	176	1.40	0.85	30,484,318	33,415,762

TOTAL PROVEN AND PROBABLE RESERVES PLUS MEASURED AND INDICATED RESOURCES
TOTAL PROVEN PLUS PROBABLE RESERVES AND MEASURED AND INDICATED RESOURCES (8)		10,572,000	Over 2.00	192	1.90	1.58	65,199,000	68,700,000
(1) Cut Off Grade estimated as250 g/tonne Ag only; and 228 g/tonne Ag eq net of Pb credit. Estimated Reserves are exclusive of Resources.
(2) Silver equivalent includes Pb credit, at prices US$12.00/oz-Ag, $0.75/lb-Pb. Pb credit=22 g/tonne-Ag.
(3) Mining dilution is included at over 2.00m width. Estimates do not include mining recovery.
(4) Zinc is not recovered.
(5) Dump stockpile is considered as measured resource because the average grade is below COG - 203 g/tonne Ag only and 186 g/tonne Ageq, however with pre-screening may be processed. It requires of additional testing.
(6) La Morena sulfide deposit requires additional metallurgical testwork to prove its economic recovery. La Encantada mill does not have an operating zinc circuit at this time.
(7) Tailings are included within Indicated Resources due to required additional testwork and grade below Cutt Off Grade - 111 g/tonne Ag.
(8) Rounded figures.
Total Inferred Resources (1) (2) (3)
Azul y Oro ext. al SW	Inferred	194,163	10.85	454	0.49	0.66	2,834,270	2,971,423
Azul y Oro	Inferred	97,164	2.27	434	0.93	0.38	1,355,502	1,424,141
Dk. San Fco	Inferred	27,065	2.06	390	8.28	2.43	339,668	358,789
Reb 325	Inferred	2,196	2.03	359	7.06	0.00	25,352	26,904
Buenos Aires	Inferred	561,824	3.40	339	0.50	0.59	6,122,831	6,519,825
San Francisco	Inferred	186,000	2.40	304	0.64	0.14	1,818,049	1,949,492
Sn. Javier. Ext	Inferred	171,509	1.95	223	4.67	3.95	1,230,504	1,351,736
Bonanza	Inferred	22,000	2.77	220	1.12	1.12	155,620	171,171
Breccia San Javier	Inferred	1,015,000	Over 2.00	105	0.57	0.78	3,426,686	4,144,392
Intrusivo Milagros	Inferred	280,000	2.00	102	0.00	0.00	918,284	1,116,274
TOTAL (4) (5)	Inferred	2,557,000	Over 2.00	220	1.00	1.00	18,226,765	20,034,145
(1) Cut Off Grade estimated as250 g/tonne Ag only; and 228 g/tonne Ag eq net of Pb credit. Estimated Reserves are exclusive of Resources.
(2) Silver equivalent includes Pb credit, at prices US$12.00/oz-Ag, $0.75/lb-Pb. Pb credit=22 g/tonne-Ag.
(3) Mining dilution is included at over 2.00m width. Estimates do not include mining recovery.
(4) Zinc is not recovered.
(5) Rounded figures.

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90533 January 12, 2009

These were estimated from the following areas: Breccia Milagros, Azul y Oro, Breccia Keylor, Cuerpo 660 E, Cola de Gallo, Bonanza, La Piedra, Breccia San Javier, Dique San Francisco, San Francisco, Jorobada, Rebaje 141, Rebaje and Ojuela Ampliación zones in addition to the Tailings Dam No. 1. Most of these deposit areas remain opened for exploration and development; for instance, Breccia Milagros appears to represent a significant deposit, the full extent of which is still unknown to FMS.

Measured and indicated resources to September 30, 2008 at La Encantada amount to 5.4 million tonnes at 176 g/tonne (5.7 oz) Ag and 1.40 percent (31 lb/tonne) Pb, for a total contained silver equivalent, inclusive of Pb credit, of about 33.1 million ounces. These resources include 1.6 million tonnes of tailings at an average grade of 76 g/tonne (2.4 oz/tonne). Preliminary testwork appears to indicate amenability and probable economic recovery of silver values from the tailings by cyanide leaching processing. Additional bulk testing is recommended to validate and confirm the resource. These resources represent a decrease of about 17 percent over the resources estimated for 2007 in silver equivalent ounces to 33.1 million, due to upgrade of tailings dam No. 2 to probable reserves.

Additional inferred resources have been estimated by FMS at La Encantada. The inferred resources require additional grade and tonnage information before they may be upgraded to indicated or measured resources. They represent geologic potential to be further investigated. La Encantada has estimated inferred resources that amount to about 2.6 million tonnes at an average grade of 220 g/tonne (7.0 oz/tonne) Ag and 1.0 percent (22 lb/tonne) Pb, for a total estimated content of silver equivalent, inclusive of Pb credit, of about 20.0 million ounces. This estimate represents an increment of 51 percent over the reported resources for 2007.

During the La Encantada 2008 exploration drilling program a new mineralized zone was discovered at the 1790 mine level. This zone has been denominated the Buenos Aires zone and delineated with 15 drill holes resulting in about 850,000 tonnes of resources at an average grade of 339 g/tonne Ag and 0.6 percent Pb, containing approximately 13.4 million ounces of silver equivalent contained within indicated and inferred resources.

Processing flotation plant facilities have an installed capacity of 800 tonnes per day. It includes all supporting facilities, including laboratory, maintenance, etc. The metallurgical current plant average operating rate is about 800 tonnes per day. About three quarters of the ore comes from the mine and the other quarter from upgraded waste dump rock that has been screened to reject the coarser lower-grade fraction.

FMS is presently building, on a site about 1-1/2 kilometers from the existing flotation plant, a cyandiation plant with a capacity of 3,500 tonnes per day. The plant will process the ore and waste dump rock that is currently processed through the flotation plant in conjunction with reclaimed tailings. The plant is scheduled to commence operation in April 2009. PAH considers the FMS production and cost projections for this operation optimistic, but these parameters will only be clearly established when it has been in operation for six month or more.

Pincock, Allen & Holt	AMENDED AND RESTATED	3.3
90533 January 12, 2009

The surface rights to La Encantada Silver Mine are mostly owned by Minera La Encantada (a wholly owned subsidiary of FMS). According to La Encantada, there is a good working relationship with people of the Ejido Tenochtitlán from which the surface rights were purchased by La Encantada, and with the town of Múzquiz, since many of the inhabitants are employed in the exploration or mining operations. No labor or access problems have been reported by La Encantada within the area.

La Encantada was declared in suspension of activities by Peñoles in 2003. In April 24, 2007 La Encantada presented a notification of reactivation of operations at the mine to the National Water Commission (C.N.A.), to SEMARNAT, to Secretaría del Trabajo y Previsión Social, and to PROFEPA. In accordance with legal opinion of October 31, 2008 by Mr. Carlos Galván Pastoriza, La Encantada mining operations are currently and have always been conducted in compliance with all applicable laws and regulations.”

PAH is not aware of any environmental liabilities in La Encantada mining district; most of the area covered by La Encantada concessions is mining and prospective land for mineral exploration and mine development. Mr. José Luis Hernández Santibañez, Corporate Manager of Environmental and Permitting for FMS provided PAH with a document dated October 31, 2008 showing the list of Environmental and Operating Permits for La Encantada in current good standing.

PAH believes that La Encantada reserve and resource estimates have been reasonably prepared and conform to acceptable engineering standards for reporting of reserves and resources. PAH believes that the classification of the reserves and resources meets the standards of Canadian National Instrument NI 43-101 and the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).

The reserves and resources herein reported by La Encantada were reviewed by PAH and constitute part of an operation by Minera La Encantada, a Mexican subsidiary of FMS. There is no significant technical, legal, environmental, political or other kind of restrictions; therefore, in PAH’s opinion, these reserves and resources are exclusive of each category and may not be materially affected by issues that could prevent their extraction and processing.

TABLE 3-2
First Majestic Silver Corp.
Minera La Encantada, S.A. de C.V.
La Encantada Silver Mine
Economic Analysis Results as of September 30, 2008
DCFRR, Discount, %	Net Present Value, US $
0	114
10	67
15	53
20	42
25	34

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90533 January 12, 2009

An economic analysis of La Encantada operation shows positive economics as measured by a cash flow model, and thus the postulated reserve position is accepted. La Encantada Silver Mine shows a net present value of $67 million at a 10 percent discounted rate of return. Table 3-2 presents a summary of La Encantada cash flow based on current reserves/resources estimates. Figure 3-1 shows the installations general layout, Figure 3-2 shows the underground mine, and Figure 3-3 shows the mines airstrip.

Pincock, Allen & Holt	AMENDED AND RESTATED	3.5
90533 January 12, 2009

INDUSTRIAL AREA
POWER LINE TO PLOMOSAS VILLAGE
N
SAN FRANCISCO SHAFT
ORE HOIST ROOM
MAN HOIST ROOM
POWER HOUSE
MOTOR CONTROL CENTER
DIESEL STORAGE
SHAFT MA ISABEL
WAREHOUSE
ELECTRIC POWER LINE TO COLONY
MILL AND PLANT
MINE OFFICE AND DRY
WATER STORAGE TANKS
SATELLITE ANTENNA
FUELING STATION
WATER LINE TO COLONY
GENERAL OFFICES
ROAD TO COLONY
CONTRACTOR OFFICE AND HOUSING
SUB-STATION
WATCHMAN'S SHACK
STORAGE AREA
STORAGE YARD
TRUCK SCALE
OBRERO HOTEL
CORE STORAGE SHED
OBRERO DINING ROOM
DUMPS
DUMPS

Project No. 90533

Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.

Project Name
La Encantada NI 43-101
Technical Report

FIGURE 3-1
INSTALLATIONS GENERAL LAYOUT

Date of Issue
Dec/2008

Drawing Name
Fig.3-1.dwg

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	FIRST MAJESTIC SILVER Corp.	FIGURE 3-2 LA ENCANTADA UNDERGROUND MINE	Dec/2008
Project No. 90533	Project Name La Encantada NI 43-101 Technical Report		Drawing Name Fig.3-2.dwg

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	**_FIRST MAJESTIC SILVER Corp._**	FIGURE 3-3 LA ENCANTADA AIRSTRIP	Dec/2008
Project No. 90533	Project Name La Encantada NI 43-101 Technical Report		Drawing Name Fig.3-3.dwg

4.0      INTRODUCTION

First Majestic Silver Corp. (FMS) retained Pincock, Allen and Holt (PAH) to prepare a Technical Report of exploration activities and results obtained to this date, which represent a material change in the resources and reserves for the silver/lead/zinc deposit of La Encantada Silver Mine located in the Municipality of Ocampo, Coahuila State, México. This report is an update of Technical Report for the La Encantada Silver Mine, Coahuila State, México, prepared for First Majestic Silver Corp. dated March 19, 2008, Amended by Pincock, Allen & Holt, Inc., and was published in SEDAR on March 28, 2008, and it is referred to as Technical Report Amended herein.

The objective of this Technical Report is to provide FMS with a report that will follow existing regulations in Canada. This report presents a material change of the property due a significant increment of reserves including some tailings (+183 percent) and resources (M+I=-17 percent and Inferred=+51 percent) over the estimates reported for 2007. This report meets the requirements and is compliant with NI 43-101 and conforms to Form 43-101F1 for technical reports.

4.1       Qualified Person and Participating Personnel

The principal author of this report is Leonel López, a Certified Professional Geologist (AIPG-CPG-08359), Registered Professional Geologist in the State of Wyoming (PG-2407), a Registered Professional Member of The Society of Mining Engineers (No.1943910) and a PAH Principal Geologist. Mr. López has visited the site during the periods of May 18–23, November 13–18, 2007 and October 28-31, 2008, to review current status of the property. Mr. López also carried out exploration activities for the La Encantada mine as Peñoles Exploration North Division Manager in the 1980s. Mr. López reviewed available information on the La Encantada mine to update the reported areas where material changes have occurred during the period from July 2007 to September 30, 2008 regarding the mining rights, land tenure, history, environmental concerns, and all aspects of the geology, and reviewed drilling core and results, sampling, data verification and projected resources. Mr. López also reviewed drilling, sampling, volume estimates and location of the two tailings deposits that FMS is preparing for re-processing by cyanidation. Dick Addison reviewed methods and processing plant for La Encantada silver/lead/zinc deposit including research results for cyanidation of the silver tailings and plans for on going construction of a cyanidation plant. Other PAH members collaborated in the review of FMS’s tailings deposits modeling to confirm volumes and grade estimates, as well as the reserve estimates, mine planning and safety aspects of the operation.

4.2       Term and Definitions

La Encantada Silver Mine consists of silver/lead/zinc oxidized mineral deposits located in the State of Coahuila, México. La Encantada mine comprises numerous mineral concentrations within the underground development area, including some exhausted deposits and additional geologic potential in other areas. Some of the known deposits within the La Encantada area are the following:

Pincock, Allen & Holt	AMENDED AND RESTATED	4.1
90533 January 12, 2009

La Prieta, mostly exhausted breccia pipe deposit
La Escondida, exhausted breccia pipe deposit
Buenos Aires, a recently drill-discovered mineralizad zone
El Plomo
Bonanza
Breccia Milagros
Estructuras Irregulares Bonanza
Estructuras Irregulares San Javier
Brecha San Javier
Ojuelas
San Francisco
Azul y Oro
660 W
660
660 E
La Morena, and
Numerous other bedded and vein deposits.

In this report:

FMS refers to First Majestic Silver Corp.

Desmín refers to Desmín, S.A. de C.V., a wholly-owned subsidiary of FMS.

PAH refers to Pincock, Allen & Holt, Inc., a Division of Runge, Inc., and its representatives.

Peñoles refers to Industrias Peñoles, S.A. de C.V., MET-MEX Peñoles and Grupo Peñoles.

La Encantada Silver Mine refers to the operating underground mine, processing plant and infrastructure facilities that constitute this industrial complex (also referred to as La Encantada mine or La Encantada).

Technical Report for the La Encantada Silver Mine, Coahuila State, México, prepared for First Majestic Silver Corp. dated March 19, 2008, Amended by Pincock, Allen & Holt, Inc., and was published in SEDAR on March 28, 2008, is referred to as “Technical Report Amended” herein.

Minera La Encantada refers to the operating company and wholly owned subsidiary of First Majestic Silver Corp.

Resource and Reserve definitions are as set forth in the CIM Definitions Standards dated December 15, 2005.

Pincock, Allen & Holt	AMENDED AND RESTATED	4.2
90533 January 12, 2009

Resource definitions are as set forth in an appendix to Companion Policy 43-101CP, “Canadian Institute of Mining, Metallurgy and Petroleum – Definitions Adopted by CIM Council, August 20, 2000.”

4.3         Units

All units are carried in metric units, unless otherwise noted. Grades are described in terms of percent (%) or grams per metric tonne (gptonne, g/tonne), with tonnages stated in metric tonnes. Salable metals are described in terms of tonnes, or troy ounces (precious metals) and percent weight.

Unless otherwise stated, Dollars are US Dollars. The following abbreviations are used in this report:

Abbreviation	Unit or Term
Al2O3	Alumina
ANFO	Ammonium nitrate/fuel oil
ASTM	American Society for Testing and Materials
Sb	Antimony
Ag	Silver
As	Arsenic
Au	Gold
Bi	Bismuth
Cd	Cadmium
Co	Cobalt
Cu	Copper
In	Indium
Fe	Iron
g/t	Grams Per Tonne
kcal	Kilocalories
kg	Kilograms
km	Kilometer
k	Thousands
Pb	Lead
LOM	Life of Mine
Mn	Manganese
Hg	Mercury
m	Meters
masl	Meters Above Sea Level
mm	Millimeters
MT	Million Tonnes
mtpd	Metric tonnes per day
mtpy	Million tonnes per year
NPV	Net Present Value
Ni	Nickel

Pincock, Allen & Holt	AMENDED AND RESTATED	4.3
90533 January 12, 2009

%	Percent by weight
Patio	Yard, court or stocking ground
Se	Selenium
SiO	Silica
Sn	Tin
T or t	Metric Tonne (2,204 lbs), tonne
Te	Tellurium
Ti	Titanium
tpa	Tonnes per annum
tpy	Tonnes per year
tpd	Tonnes per day
ug	Underground
Wo	Tungsten Oxide
Zn	Zinc
$	United States Dollars
C$	Canadian Dollars

4.4           Source Documents

The source documents for this report are summarized in Section 23.

Pincock, Allen & Holt	AMENDED AND RESTATED	4.4
90533 January 12, 2009

5.0        RELIANCE ON OTHER EXPERTS

This report was prepared for First Majestic Silver Corp. (FMS) by the independent consulting firm Pincock, Allen & Holt, Inc. (“PAH”) and is based in part on information prepared by other parties. PAH has relied primarily on information provided as part of the following reports, investigations and operating results:

Technical Report for the La Encantada Silver Mine Amended, Coahuila State, México (Technical Report Amended). Prepared for First Majestic Silver Corp. Prepared by Pincock, Allen & Holt, Inc., March 18, 2008, and published in SEDAR on March 28, 2008.

Technical Report for the La Encantada Silver Mine Amended, Coahuila State, México (Technical Report Amended). Prepared for First Majestic Silver Corp. Prepared by Pincock, Allen & Holt, Inc., July 24, 2007, and published in SEDAR on July 25, 2007.

Resource and Reserve Estimates by FMS for La Encantada Silver Mine. Prepared by FMS staff and reviewed by PAH, October 31, 2007 and September 30, 2008.

Resource/Reserve Estimates of the La Encantada Tailings dams No. 1 and 2 based on manual estimations and checked by GEMCOM Geologic modeling. It includes surveying, drilling, cross sections, volumes, tonnage and grade estimates. Prepared by FMS and PAH staff. October and November, 2007 respectively.

Peñoles (Largest Silver producer in the World) information as owner and operator of La Encantada mine for a period of 25 years, including public records, operating reports, geological studies, surveying, sampling data, drilling, geologic modeling and resource estimates, production records and historical reserve estimates as of January 2003. It includes the following reports:

Plan y Programa de Exploración 2001–2002. Prepared by Ing. Pantaleón Trejo, Manager of Explorations for Mining Operations, Peñoles. June 2002.

Desglose de Mineral Probado y Probable por Cuerpos para 2003. Prepared by: Minera La Encantada, S.A. de C.V., Ing. Pantaleón Trejo, Manager of Explorations for Mining Operations, Peñoles.

Relación de Fundos Mineros Minera La Encantada, S.A. de C.V., Unidad David Contreras. Prepared by Minera La Encantada, Peñoles. Febrero 2007. This report was updated by FMS including additional claims in May 2007.

Database and modeling files for the La Encantada deposits by Peñoles. Provided to FMS in April 2007.

Pincock, Allen & Holt	AMENDED AND RESTATED	5.1
90533 January 12, 2009

Legal Opinion–Minera La Encantada, S.A. de C.V., a wholly owned subsidiary of First Majestic Silver Corp. Legal Opinion by Durango-based office of legal advisers, by Mr. Carlos Galván Pastoriza, Abogado, prepared on October 31, 2008.

Geochemical and Isotopic Study of Calcite Stockworks at La Encantada Mining District; Relationships with Orebodies and Implications for Exploration. A Thesis submitted to the Faculty of the Department of Mining and Geological Engineering, at the University of Arizona at Tucson, in partial fulfillment of the requirements for the degree of Master of Science with a Major in Geological Engineering. By: Raúl Díaz-Unzueta, 1987.

Evaluación Geológica Unidad Minera La Encantada, Municipio de Ocampo, Coahuila, México. Prepared by: Exploraciones Geológico-Mineras de Occidente, S.A. de C.V. Septiembre 2006.

Geologic Evaluation of the La Encantada Property, State of Coahuila de Zaragoza, México. Prepared by: J.N. Helsen, Ph.D., P. Geo. December 2006.

Data provided by Desmín, S.A. de C.V. as operator of La Encantada under lease from Peñoles, July 1, 2004 to November 1, 2006.

Information provided by FMS as owner and operator of La Encantada Silver Mine, including the period from November 2006 to May 2007.

Information provided by FMS’s Corporate Manager of Environmental and Permitting, Ing. José Luis Hernández Santibañez, on notifications of mining activities resumption at La Encantada mine and current status of operating permits to:

Delegado Federal de la SEMARNAT, Estado de Coahuila. April 24, 2007.

Delegado Federal de la STPS (Secretaría de Trabajo y Previsión Social) in the State of Coahuila. April 24, 2007.

Director Local de CNA (Comisión Nacional del Agua), Estado de Coahuila. April 24, 2007.

Delegado Federal de la PROFEPA (Procuraduría Federal de Protección al Ambiente), Estado de Coahuila. April 24, 2007.

PAH observations on site visit during the periods of May 18-23, November 11 – 18, 2007 and October 28-31, 2008.

PAH believes that this information is reliable for use in this report. PAH has reviewed ownership documents for the purchase of Minera La Encantada shares from Peñoles; acquisition of Desmín shares; purchase land rights under expropriation procedure where La Encantada mine, plant, camp and ancillary installations are located; and documents for sampling and applications for renewal of the Permiso Ambiental Unico (environmental permit for operating); as well as copies of the titled concessions for La Encantada mining rights.

Pincock, Allen & Holt	AMENDED AND RESTATED	5.2
90533 January 12, 2009

This information was also reviewed by FMS legal advisers and a legal opinion was provided to PAH by the Durango City-based legal firm of Mr. Carlos Galván Pastoriza in a document issued on October 31, 2008. Therefore, PAH believes all above described documents and information regarding the property current status, legal title and environmental compliance for La Encantada mining–metallurgical operation to be accurate and current in legal standing.

Pincock, Allen & Holt	AMENDED AND RESTATED	5.3
90533 January 12, 2009

6.0       PROPERTY DESCRIPTION AND LOCATION

Additional details are presented in Technical Report Amended for La Encantada Silver Mine of March 18, and published in SEDAR on March 28, 2008. Figure 6-1 is a General Location Map and Figure 6-2 is a Mining Concessions Map.

6.1       Property Description

This Technical Report presents an update of La Encantada’s current operating conditions and projections as planned by FMS.

La Encantada Silver Mine property modifications for the period of October, 2007 to September, 30 2008 include the following:

Successful exploration programs have delineated a significant increment of reserves, including some tailings (+183 percent) and resources (M+I -17 percent and Inf. +51 percent) for 2008 over 2007, at the La Encantada Silver Mine.

The La Encantada mining rights cover 2,237 hectares (5,227 acres) within 21 Mining Concessions including 3 approved Applications which have been accepted by the Dirección General de Minas and are now under the process of registration at the Mines Department (1,250 hectares or 3,089 acres). Two other Concession Applications have presented at the Mines Department and are under review for approval. These Concession Applications cover additional lands within the surrounding area of La Encantada for further protection and exploration potential. No other changes have occurred in total land coverage at La Encantada Silver Mine.

All the Mining Concessions legal status was provided by legal opinion, dated October 31, 2008 from the Durango City-based firm of Mr. Carlos Galván Pastoriza, legal advisers for FMS in México. PAH also requested and received an updated review by legal advisers of the mining concessions current status showing that all mining claims owned by Minera La Encantada, S.A. de C.V. are current in meeting the legal obligations and requirements by Mexican Mining and Environmental Laws and Regulations including assessment works, property taxes and operating permits for the period that covers to December 31, 2008. Table 6-1 shows the List of Mining Concessions at La Encantada.

Pincock, Allen & Holt	AMENDED AND RESTATED	6.1
90533 January 12, 2009

TABLE 6-1
First Majestic Silver Corp.
Minera La Encantada, S.A. de C.V.
La Encantada Silver Mine
List of Mining Concessions
No.	Name	Title No.	Surface Ha.
1	Encantada	143,943	75.0000
2	El Pajarito	167,061	9.0000
3	Montecarlo	167,062	9.0000
4	El Tigre	167,065	41.0000
5	El Camello	167,066	75.0000
6	Los Angeles	167,067	20.0000
7	Ampliación de Los Angeles	167,068	27.2300
8	El Granizo	167,069	25.0000
9	La Presita	167,070	25.0000
10	Regalado	167,071	100.0000
11	El Golpe 10	178,385	40.0000
12	Rosita No. 19	189,752	79.9525
13	Los Angelitos	189,758	27.2300
14	Los Angelitos 2	189,759	27.2300
15	Los Angelitos 3	190,341	16.0000
16	La Presita 10	194,878	100.0000
17	San Javier	217,855	3.0227
18	Las Rositas	227,288	287.0000
19	Rosita 1*	232,026	50.0000
20	Rosita 2*	232,028	350.0000
21	Rosita 3*	232,027	850.0000
22	Platón (1)	07 / 16718	3,000.0000
23	Fracción Platón (2)	07 / 16718	0.0000
TOTAL COVERAGE			2,236.6652
(*) Application approved in process of registration.
(1) Mining Application in process. Final coverage will be defined when the Title is issued. Area NOT INCLUDED.
(2) Fraction of Platón is included in the Paltón claim. It will be Titled with different No.

Pincock, Allen & Holt	AMENDED AND RESTATED	6.2
90533 January 12, 2009

CHIHUAHUA
COAHUILA
NUEVO LEON
TEXAS
La Encantada Mine
Boquillas del Carmen
Melchor Muzquiz
Ocampo
Monclova
Monterrey
Saltillo
San Antonio
GULF of MEXICO
USA
MEXICO
PACIFIC OCEAN
MEXICO CITY
SCALE
Km

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	**FIRST MAJESTIC SILVER Corp.**	FIGURE 6-1 LA ENCANTADA SILVER MINE GENERAL LOCATION MAP	Dec/2008
Project No. 90533	Project Name La Encantada NI 43-101 Technical Report		Drawing Name Fig.6-1.dwg

Anomalía
El Plomo
Anomalia B
La Escalera
Anomalia A
Anomalia C
Anomalia D
ANTICLINAL LA ENCANTADA
ANTICLINAL EL CHILICOTE
BX. LA PALMA
El Camello Se Marcó
en el terreno pero no
se hizo geofisica
FUNDO MINERO
SCALE
METERS
3,142,000 N
3,140,000 N
3,138,000 N
3,136,000 N
3,134,000 N
LEGEND
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
90533
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Encantada NI 43-101
Technical Report
FIGURE 6-2
LA ENCANTADA
MINING CONCESSIONS AREA
Date of Issue
Dec/2008
Drawing Name
Fig.6-2.dwg

7.0         ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

La Encantada Silver Mine is located within an isolated mining district in northern México. It is located in the northern part of the physiographic province of the Sierra Madre Oriental in the NW portion of the State of Coahuila. It is located in the municipality of Ocampo, at about 120km to the N60ºW from the city of Múzquiz, and 120km to the N7ºW from the city of Ocampo, Coahuila.

UTM coordinates for La Encantada area are as follows: N–3,139,550; E–739,660.

La Encantada mining district consists of two main silver/lead underground mines, the La Encantada and the El Plomo mines. Both of these mine areas have been consolidated into one operation, which is now owned and operated by FMS. Figure 7-1 shows the El Plomo inactive camp.

Additional details on Accessibility, Infrastructure, Climate, Vegetation, Physiography, Hydrology and Local Resources are presented in Technical Report Amended.

Pincock, Allen & Holt	AMENDED AND RESTATED	7.1
90533 January 12, 2009

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	FIRST MAJESTIC SILVER Corp.	FIGURE 7-1 EL PLOMO CAMP	Dec/2008
Project No. 90533	Project Name La Encantada NI 43-101 Technical Report		Drawing Name Fig.7-1.dwg

8.0       HISTORY

In 2003 Peñoles reported proven and probable reserves at the closing of La Encantada mine including 485,000 tonnes at an average grade of 570 g/t Ag and 3.98 percent Pb. FMS’s exploration efforts are directed to explore other areas of interest within the extensive underground workings, validate these historical figures and advance development of additional exploration targets. By June 2007, FMS reported NI 43-101 proven and probable reserves of 633,000 tonnes at an average grade of 315 g/tonne Ag, in addition to measured and indicated resources of 1.4 million tonnes at an average grade of 276 g/tonne Ag, and about 1.5 Million tonnes of inferred resources at an average grade of 200 g/tonne Ag, in Technical Report Amended of July 24, 2007 published in SEDAR.

The La Encantada aggressive exploration and development investments during 2007 resulted in additional proven and probable reserves estimated at 1.2 million tonnes for 2008 at an average grade of 343 g/tonne (11.03 oz/t) and measured and indicated resources estimated at 9.4 million tonnes at an average grade of 173 g/tonne (5.6 oz/t), in addition to inferred resources estimated at 2.6 million tonnes at a grade of about 220 g/tonne (7.0 oz/t). The 2008 reserves and resources represent a significant increment over the 2007 reported reserves (+183 percent) and resources of (M+I -17 and inferred +51 percent). Proven and probable reserves plus measured and indicated resources contain approximately 68.7 million ounces of silver equivalent, while inferred resources may contain about 20.0 million ounces of silver equivalent.

From the period of October, 2007 to September, 2008, FMS has mined and processed 178,480 tonnes of ore from La Encantada Silver mine at an average recovered grade of 297 g/tonne (9.5 oz/tonne) Ag, for a total of 1,704,300 contained ounces. FMS’s 2008 production consisted of about 70,000 tonnes of ore from the proven and probable reserves, in addition to ore extracted from different newly discovered areas during mine preparation and development activities, for a total of 108,480 tonnes. Currently the plant is operating at an average rate of about 800 tonnes per day, while the mine continues to access, prepare new working phases and develop additional reserves and resources.

Pincock, Allen & Holt	AMENDED AND RESTATED	8.1
90533 January 12, 2009

9.0       GEOLOGICAL SETTING

Please refer to Technical Reports Amended dated July 24, 2007 and March 19, 2008 which were published respectively on July 25, 2007 and in March 28, 2008 in SEDAR.

To this date, there are no changes to report regarding the La Encantada Silver Mine geology.

National Instrument 43-101 Standards of Disclosure for Mineral Projects. Form 43-101F1 Technical Report–Instructions (5), December 23, 2005.

Figure 9-1 shows the La Encantada Regional Geologic Map.

Figure 9-2 shows La Encantada Silver Mine Geologic Cross Section.

Pincock, Allen & Holt	AMENDED AND RESTATED	9.1
90533 January 12, 2009

Anomalía
El Plomo
Anomalía B
La Escalera
Anomalía A
ANTICLINAL LA ENCANTADA
LA ENCANTADA
Anomalía C
BX. LA PALMA
Anomalía D
El Camello Se Marcó
en el terreno pero no
se hizo geofisica
ANTICLINAL EL CHILICOTE
3,142,000 N
3,140,000 N
3,138,000 N
3,136,000 N
736,000 E
738,000 E
740,000 E
742,000 E
SCALE
METERS
LITOLOGIA
ALUVION
ANDESITA
DIORITA
GRANODIORITA
PORFIDO FELDESPATICO
PORFIDO RIOLITICO
CALIZAS DE ESTRATIFICACION DELGADA
LUTITA GRIS
CALIZAS DE ESTRATIFICACION DELGADA CON ABUNDANTES NODULOS DE PEDERNAL
CALIZAS DE ESTRATIFICACION GRUESA
LUTITAS NEGRAS
FORMACION
LEGEND
(Fm. C DEL CURA)
(Fm. AURORA)
(Fm. LA PEÑA)

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	*FIRST MAJESTIC SILVER Corp.*	FIGURE 9-1 LA ENCANTADA REGIONAL GEOLOGY MAP	Dec/2008
Project No. 90533	Project Name La Encantada NI 43-101 Technical Report		Drawing Name Fig.9-1.dwg

AREA SAN JAVIER
AREA BUENOS AIRES
AREA LA ESCALERA
AREA SAN FRANCISCO
AREA LA PRIETA
BX. SAN JAVIER
CHIMENEA BONANZA
LA ESCALERA
TIRO 2 EL PLOMO
VETA SAN FRANCISCO
TIRO 1 EL PLOMO
FM. CUESTA DEL CURA
MANTO GUADALUPE
MANTO SAN JOSE
CHIMENEA ESPERANZA
CHIMENEA LA PRIETA
CHIMENEA LA ESCONDIDA
TIRO MA. ISABEL
ZONA DE MANTOS
CUERPO 660
MANTO SAN FRANCISCO
CUERPO CIRUELAS
NIVEL 1635
FALLA SAN JUAN
FALLA ESPERANZA
NIV-1635 DE ACARREO
NIV 1790
VETA AZUL Y ORO
N-2035
N-1870
N-1790
N-1715
N-1610
N-1500
NIVEL DEL AGUA
NIVEL DEL AGUA
SCALE 0 50 100 200 METERS

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	FIRST MAJESTIC SILVER Corp.	FIGURE 9-2 REGIONAL GEOLOGIC SECTION	Dec/2008
Project No. 90533	Project Name La Encantada NI 43-101 Technical Report		Drawing Name Fig.9-2.dwg

10.0           DEPOSIT TYPES

There are no changes to report regarding geologic and mineral deposit concepts for the La Encantada Silver Mine.

Please refer to Technical Report Amended dated July 24, and published in SEDAR on July 25, 2007.

Figure 10-1 shows Types of Mineral Deposits at La Encantada.

Pincock, Allen & Holt	AMENDED AND RESTATED	10.1
90533 January 12, 2009

AREA LA PRIETA
AREA SAN FRANCISCO
AREA SAN JAVIER
Buenos
Aires
Zone
AREA LA ESCALERA
C. CURA
MANTOS 660
CUERPO BONANZA
FM. AURORA
1600
1500
EL MILAGRO
FM. LA PENA
FM. LA PENA
FM. CUPIDO
FM. CUPIDO
SKN
TGD
Elev. 1450
Ag: 300 g/t
12% Pb
SCALE 0 100 200 400 METERS

Project No. 90533

Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.

Project Name
La Encantada NI 43-101
Technical Report

Date of Issue
Dec/2008

Drawing Name
Fig.10-1.dwg

11.0       MINERALIZATION

For details on mineralization at La Encantada Silver Mine please refer to Technical Report Amended of July 24 and published in SEDAR on July 25, 2007.

No changes regarding mineralization characteristics of the La Encantada Silver Mine have occurred since last publication in Technical Report Amended. However, the mineralized zones of the La Encantada mine have been further increased by discovery of a new mineralized zone denominated Buenos Aires.

FMS exploration drilling program to investigate the Azul y Oro deposit resulted in interception of an unknown mineralized zone which comprises a series of NW-SE oriented veins and mineralized breccia zones containing high grade silver mineralization with lead and zinc. These structures show variable widths of up to eight meters. The Buenos Aires zone is located between the Azul y Oro and La Escalera breccia zones within the northeastern portion of the mine.

Currently known projections of the Buenos Aires zone have been drilled from the mine levels 1870, 1790 and 1635. Preliminary drilling has determined some blocks of indicated and inferred resources which enclose approximately 850,000 tonnes containing some estimated 13 million ounces of silver equivalent in oxides.

FMS is preparing underground access to the zone and additional drilling to upgrade the Buenos Aires resource base.

Figure 11-1 shows Duplicate Channel Sample at Breccia San Javier.

Figure 11-2 shows stope 274 High Grade Silver at Breccia San Javier.

Figure 11-3 shows the Stope 141 – El Chamaco High Grade zone at the Bonanza Dike.

Figure 11-4 shows Breccia Milagros mineralization.

Pincock, Allen & Holt	AMENDED AND RESTATED	11.1
90533 January 12, 2009

175
DUP.

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	**_FIRST MAJESTIC SILVER Corp._**	FIGURE 11-1 DUPLICATE CHANNEL SAMPLE SAN JAVIER Bx	Dec/2008
Project No. 90533	Project Name La Encantada NI 43-101 Technical Report		Drawing Name Fig.11-1.dwg

Prepared by pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	Drawing Provided by/Prepared for **_FIRST MAJESTIC SILVER Corp._**	FIGURE 11-2 STOPE 274-HG SAN JAVIER Bx	Date of Issue Dec/2008
Project No. 90533	Project Name La Encantada NI 43-101 Technical Report		Drawing Name Fig.11-2.dwg

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	FIRST MAJESTIC SILVER Corp.	FIGURE 11-3 STOPE 141-HG BONANZA Dk	Dec/2008
Project No. 90533	Project Name La Encantada NI 43-101 Technical Report		Drawing Name Fig.11-3.dwg

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	FIRST MAJESTIC SILVER Corp.	FIGURE 11-4 Bx MILAGROS MINERALIZATION	Dec/2008
Project No. 90533	Project Name La Encantada NI 43-101 Technical Report		Drawing Name Fig.11-4.dwg

12.0       EXPLORATION

12.1       Introduction

La Encantada Silver Mine has been subjected to exploration programs from its discovery in the 1950s, by prospectors in the early stages and by Peñoles since the late 1960s to 2003. FMS has developed an aggressive program of explorations including mine development and preparations for drilling from underground sites. Additional diamond drilling is planned from surface locations, as well as geophysical surveying to investigate areas of interest and confirm other previously identified exploration areas.

Exploration efforts carried out during the second half of 2007 through 2008 were primarily focused in proving and developing additional reserves and resources for La Encantada mine. These resulted in a significant increment of both resources and reserves. Major efforts were developed in the areas of Breccia Milagros, Bonanza, San Francisco, Intrusivo Milagros, Azul y Oro, and Cuerpo de Zinc at mine level N-1535 and in the sampling of the old dumps. A long term exploration program was initiated to investigate the promising target at the La Escalera breccia zone. A new exploration target was identified during the course of explorations to define the Azul y Oro mineralized zone. The newly discovered zone, denominated Buenos Aires, is located between the Azul y Oro and the La Escalera breccia zones. FMS exploration efforts have resulted in a material change of the La Encantada reserve/resource base. These results, in addition to some tailings, show an increment of about 183 percent in proven and probable Reserves and a decrement of about 17 percent in measured and indicated resources over previously reported reserves and resources of October 31, 2007. Additional inferred resources have resulted in an increment of about 51 percent. These results have increased the ounces of silver equivalent contained for the La Encantada mine to about 69 million in proven and probable reserves plus measured and indicated resources. Additional exploration may upgrade the inferred resources, currently estimated at about 20 million ounces of silver equivalent.

Sampling of old dumps was also advanced and about 150,000 tonnes of screened material was measured, sampled and indicated during the period, in addition to screening and processing about 42,000 tonnes. Screening recovery of the dumps is about 40 percent in tonnage and grade enrichment from about 120 g/tonne Ag to about 160 g/tonne Ag. Figure 12-1 shows the La Encantada Exploration Program.

12.2      Exploration Programs

FMS’s program of underground exploration was designed to investigate the Milagros and San Javier breccia zones, as well as the San Francisco bedded deposits and the Bonanza area where numerous veins occur associated with the Bonanza dike. The La Escalera breccia zone appears to be a significant target for exploration.

Pincock, Allen & Holt	AMENDED AND RESTATED	12.1
90533 January 12, 2009

AREA LA ESCALERA
BRECHA MILAGRO
AREA SAN JAVIER BRECHA CEDRITO
AREA SAN FRANCISCO
AREA LOS ANGELES
AREA ALTO DE FALLA MARIA ISABEL
AREA LA PRIETA
COMPLETED DRILLHOLES
PROPOSED DRILLHOLES
NIVEL 1650
CRO CURVA
BOCAMINA NIVEL 1635
NIVEL 1635
NIVEL 1570
NIVEL 1535
TIRO SAN JUAN
TIRO SAN MANUEL
SISTEMA BUENOS AIRES
SCALE
METERS
11400 N
11200 N
11000 N
10800 N
10600 N
10400 N
10200 N
10000 N
9800 N
9600 N
9500 E
9700 E
9900 E
10100 E
10300 E
10500 E
10700 E
10900 E
11100 E
11300 E
11500 E
11700 E
11900 E
12100 E
12300 E
12500 E

Prepared by pincock, allen & holt 165 S. Union Boulevard, Suite 960 Lakewood, Colorado 80228 Phone (303) 986-6950	Drawing Provided by/Prepared for **FIRST MAJESTIC SILVER Corp.**	FIGURE 12-1 DRILLING EXPLORATION PROGRAM LA ENCANTADA MINE	Date of Issue Dec/2008
Project No. 90533	Project Name La Encantada NI 43-101 Technical Report		Drawing Name Fig.12-1.dwg

During the period of September 2007, to September 30, 2008, a total of about 6,660 meters of core drilling was completed. During the period of January to June, 2008 underground workings for exploration purposes were developed at the La Encantada mine, including about 1,490 meters of access ramps, drifts, and crosscuts, and about 850 meters of exploration tunneling for drill sites access. This development resulted in a significant increment of resources and reserves at the various mine levels of the La Encantada Silver Mine, within the Stope 141, Stope 325, Breccia Milagros, Bonanza, Dique San Francisco, San Francisco, Jorobada, San Javier Extensión and Alto del Dique La Escondida areas.

12.2.1    Geophysical Exploration

FMS has designed an extensive 2008 program of exploration based on geophysical surveying to investigate the various identified anomaly areas, and to confirm other indicated potential zones. This program was completed during the period of January to October, 2008, and includes about 50 km of lines to be measured by Natural Source Audio-frequency Magnetotelluric methods (NSAMT). Readings were carried out along lines at 100m and 50m spacing according to geologic conditions, at 25m and 50m stations along the lines. This geophysical method takes reading of resistivity and conductivity parameters. The survey was conducted by Zonge Engineering and Research Organization from Tucson, Arizona. The Report is in progress. Some exploration targets have been identified and confirmed from previous research, including the most outstanding targets for investigation, such as the El Plomo, La Escalera Breccia zone and the Anomalous areas “A”, “B”, “C” and “D”. Figure 12-2 shows Geophysical Anomaly A – Line 3. Figure 12-3 shows Geophysical Anomaly El Plomo – Line 4.

12.2.2    Geochemical Exploration

No geochemical sampling has taken place at La Encantada during 2008; however, FMS has designed a 2009 exploration program that includes sampling for geochemical investigations in the areas of the geophysical anomalies. This program is estimated to include about 500 samples.

12.3      Drilling

Drilling programs at La Encantada have been limited since the best exploration results may have been obtained through underground development. Additionally, topographic conditions at the mine and irregular morphology of mineral concentrations make it difficult to plan for drilling. Therefore, drilling from underground sites and mine workings has proven to be the most effective combination for exploration at La Encantada.

During the period from September, 2007 to September 30, 2008, the La Encantada exploration team completed drilling from underground sites totaling 6,660 meters to investigate continuity and depth of the Azul y Oro, Breccia San Javier, and La Escalera mineralized structures. These drill holes resulted in discovery of the Buenos Aires mineralized zone, extension and confirmation of some of San Francisco and Azul y Oro mineralized zones.

Pincock, Allen & Holt	AMENDED AND RESTATED	12.3
90533 January 12, 2009

West
East
Resistivity
ohm-m
10000
1000
100
10
SCALE
0
62.5
125
250
METERS

Prepared by

pincock, allen & holt

Project No. 90533

Drawing Provided by/Prepared for

FIRST MAJESTIC SILVER Corp.

Project Name
La Encantada NI 43-101
Technical Report

FIGURE 12-2
GEOPHYSICAL ANOMALY
A - LINE 3

Date of Issue
Dec/2008

Drawing Name
Fig.12-2.dwg

West
East
2200
2100
2000
1900
1800
1700
1600
1500
1400
1300
1200
1100
1000
Resistivity
ohm-m
10000
1000
100
10
Natural Source Data
Receiver Data:
Length = 50 m
Orient. = 90
Inversion control parameters:
ResSmth=0.5, dpW=0.1, dxW=1, dzW=1
SCALE
0
50
100
200
METERS

Prepared by pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	Drawing Provided by/Prepared for **FIRST MAJESTIC SILVER Corp.**	FIGURE 12-3 GEOPHYSICAL ANOMALY EL PLOMO - LINE 4	Date of Issue Dec/2008
Project No. 90533	Project Name La Encantada NI-101 Technical Report		Drawing Name Fig.12-3.dwg

Additional drilling was developed at the old Peñoles tailings dams to determine volume and grade of the two tailings dams. Metallurgical testwork was carried out in some of the drilled tailings. Grade, tonnage and metallurgical recovery estimates have resulted in additional resources for the La Encantada Silver Mine, since some of the silver contained by the tailings appears to be amenable for economic recovery by Cyanide Leaching processing methods. The tailings drilling program included 15 drill holes totaling 168 meters at the Tailings Dam No. 1, and 34 drill holes for a total drilled depth of 576 meters in Tailings Dam No. 2. Trenches and surveying delimited additional tailings volume at the Presa No. 3. Figure 12-4 shows tailing samples.

12.3.1 Exploration Drilling

FMS exploration activities for La Encantada mine include three drill rigs for drilling from underground sites. The program completed during 2008, consisted of a total underground development of 2,340m including drifts, crosscuts, raises, ramps and stopes development in addition to 5,000m of development carried out during the second semester of 2007. Numerous drill sites have been prepared during 2008.

Details of the exploration program developed and completed during 2008 are included in Table 12-1. This program resulted in a material change with significant additional Resources for the La Encantada mine. Table 12-1 shows the exploration program completed during 2008.

TABLE 12-1
First Majestic Silver Corp.
Minera La Encantada, S.A. de C.V.
La Encantada Silver Mine
Completed Exploration Program for the Period November, 2007 to September, 2008
Exploration Activities	Objective	Area	Total Development
Underground Development	Access ramps, drifts, crosscuts, raises, drill sites, etc	Access to La Escalera, Brccia Milagros, Azul y Oro, Bonanza, Jsan Javier, etc	6,144 meters
Underground Drilling	Exploration, Resource Blocks upgrade, investigate extension zones, etc	Azaul y Oro, La Escalera, Bonanza, San Javier, etc	6,660 meters
Geophysics	Confirm previously defined anomalies	La Encantada coverage	Approximately 50km of geophysical lines

The FMS exploration program for La Encantada includes an aggressive underground and drilling plan that has a high probability of success given the geological conditions of the mineralization at the mine. In PAH’s opinion the combination of direct exploration methods, drilling and underground development represents a good balance for exploration at La Encantada. The program is directed to access projected known areas of mineralization as well as to investigate other adjacent and new promising areas that may result in an increment of the resource base and a higher level of reserves for the mine. This has been proven positive during the period of 2008 since the new Buenos Aires zone was discovered and resulted in additional resources containing approximately 13 million ounces of silver equivalent.

Pincock, Allen & Holt	AMENDED AND RESTATED	12.6
90533 January 12, 2009

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	FIRST MAJESTIC SILVER Corp.	FIGURE 12-4 TAILINGS DAM No. 3 - CHANNEL SAMPLING	Dec/2008
Project No. 90533	Project Name La Encantada NI 43-101 Technical Report		Drawing Name Fig.12-4.dwg

The exploration program suggested by FMS for the La Encantada Silver Mine for implementation during the period of calendar year 2009 is presented in Table 22-1 including estimated costs. This program consists of 7,195 meters of drilling, including 23 drill holes from underground sites, and 10,807 meters of underground drifting. Table 12-2 shows the La Encantada exploration program for 2009.

TABLE 12-2
First Majestic Silver Corp.
Minera La Encantada, S.A. de C.V.
La Encantada Silver Mine
Exploration Program for the Period October-December, 2008, January-September, 2009
Exploration Activities	Objective	Area	Total Development
Underground Drilling	Explore extensions, confirm and delineate Resource blocks	Azul y Oro, Buenos Aires, La Escalera, Cedrito, Bonanza, Falla María Isabel	23 DH - 7,195 meters
Underground Development	Crosscuts, drifts, ramps and drill sites	1790 Mine Level, Buenos Aires zone, San Francisco, Bonanza and Azul y Oro	11,807 meters

In PAH’s opinion, FMS’s exploration program at La Encantada represents an aggressive exploration program with a high probability of success to upgrade the mine’s reserve and resource base, and with high probability for discovery of additional mineralized zones, which would lengthen the mine’s life. PAH recommends implementation of the suggested program at an estimated cost of about $2.5 million.

Pincock, Allen & Holt	AMENDED AND RESTATED	12.8
90533 January 12, 2009

13.0      DRILLING

FMS continued with an aggressive drilling program at La Encantada during the period from September, 2007 to September, 2008. FMS has three drilling rigs to carry out the exploration drilling from underground sites. FMS’s program for 2009 includes 7,195 meters of core drilling from underground sites to investigate the La Escalera breccia, Buenos Aires and Azul y Oro targets from the 1870, 1970 and 1535 mine levels. Exploration drilling requires access and drill site preparation, which for the underground exploration is estimated to be approximately 10,800 meters of ramps, drifts, crosscuts and drill site construction.

During the period of January through September 2008, drilling at La Encantada completed 29 drill holes for a total depth of 6,660 meters from underground locations. This program resulted in additional total estimated tonnage of 850,000 tonnes of indicated and inferred resources at an average grade of about 340 g/tonne (about 11 oz/tonne) Ag in oxides mineralization with lead and zinc.

Fifteen drill holes were completed from underground access to investigate the Azul y Oro mineralized structure. These drill holes also intercepted a new mineralized zone denominated Buenos Aires. Some of these drill holes intersected some of the mineralized structures of the Azul y Oro zone confirming geologic continuity of the mineralization. Additional resource and some reserve blocks were confirmed by the program. Figure 13-1 shows the Buenos Aires Drilling and Figure 13-2 shows Underground Drilling for Azul y Oro and Buenos Aires zones.

Details of FMS’s 2008 and 2009 drilling program are presented in Tables 12-1 and Table 12-2. Estimated costs for the 2009 program are presented in Table 22-1.

FMS has defined future targets of exploration for drilling from surface. These include confirmation of geophysical and structural anomalies, such as:

  Breccia La Escalera
  Anomaly A
  Anomaly B
  El Camello, etc.

Exploration drilling from underground drill sites includes:

  Buenos Aires
  Azul y Oro
  Bonanza Dike
  San Javier
  Breccia Milagros
  La Escalera, etc.
Pincock, Allen & Holt	AMENDED AND RESTATED	13.1
90533 January 12, 2009

NE
SW
1870
1797
NIV. 1790
1635
BA-A-01
BA-A-02
BA-A-03
BA-A
-04
RESERVAS
RECURSOS
PROBADO
PROBABLE
MINADO
MEDIDOS
INDICADOS
INFERIDOS
BARRENOS TERMINADOS
BARRENOS PROPUESTOS
BUENOS AIRES - A
DE RUMBO N27E
VIENDO AL SE
11600 E
11500 E
11400 E
11300 E
11100 N
11000 N
10900 N
L.S.
BUENOS AIRES
BUENOS AIRES - A
AZUL Y ORO - B
AZUL Y ORO
AZUL Y ORO - A
SCALE
METERS

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	**FIRST MAJESTIC SILVER Corp.**	FIGURE 13-1 BUENOS AIRES AREA DRILLING	Dec/2008
Project No. 90533	Project Name La Encantada NI-101 Technical Report		Drawing Name Fig.13-1.dwg

Prepared by pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	Drawing Provided by/Prepared for **FIRST MAJESTIC SILVER Corp.**	FIGURE 13-2 BUENOS AIRES UNDERGROUND DRILLING	Date of Issue Dec/2008
Project No. 90533	Project Name La Encantada NI 43-101 Technical Report		Drawing Name Fig.13-2.dwg

PAH believes that this drilling program from surface and underground workings, in combination with underground development, is appropriate and well designed to explore promising targets. Geologic potential exists to discover additional mineralized zones along the development workings. Estimated budget for this program is included in Section 22 of this Report - Recommendations. PAH recommends implementation of this program. Figure 13-3 shows Buenos Aires Drill Core Intercept. Figure 13-4 shows Buenos Aires High Grade Core.

Pincock, Allen & Holt	AMENDED AND RESTATED	13.4
90533 January 12, 2009

148768
148765
148763

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	FIRST MAJESTIC SILVER Corp.	FIGURE 13-3 BUENOS AIRES CORE SAMPLES	Dec/2008
Project No. 90533	Project Name La Encantada NI 43-101 Technical Report		Drawing Name Fig.13-3.dwg

Project No. 90533

Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.

Project Name La Encantada NI 43-101 Technical Report

FIGURE 13-4
BUENOS AIRES HIGH GRADE CORE

Date of Issue Dec/2008

Drawing Name Fig.13-4.dwg

14.0          SAMPLING METHOD AND APPROACH

PAH reviewed La Encantada’s sampling program for the preparation of the Technical Report Amended dated July 24, 2007. Full description of sampling method and approach by La Encantada’s geologic crews is presented in the Technical Report Amended July 24, 2007. Additionally, PAH also reviewed the La Encantada sampling procedures for this Technical Report and did not notice changes in protocols that may affect the results, other than improving in some areas, such as QA/QC with increasing number of filed duplicates for drilling and reserve blocks samples.

The samples are brought into the La Encantada laboratory for preparation and assaying. Duplicate samples are sent to Inspectorate Lab for assay checks. Additional representative samples are sent to the La Encantada laboratory for density determinations. For the period of 2008 FMS has assayed 38 duplicate samples and 26 pulp samples at Inspectorate Lab in Reno, Nevada for comparison with assay results from the La Encantada lab. A total of 28 representative samples for density were sent to the La Encantada Lab from the El Plomo, Bonanza, Breccia Milagros, San Javier and San Francisco zones.

In PAH’s opinion, the channel and core sampling and methods applied by La Encantada exploration and mining crews is done carefully and responsibility by well trained samplers. The sampling appears to reconcile with silver/lead head assays for the processing plant, as well as with production and sales by Minera La Encantada. The channel and core samples appear to properly represent the mineralization of La Encantada various deposits; therefore, they are acceptable for resource and reserve estimates. Figure 14-1 shows channel sampling. Figure 14-2 shows a channel sample of Azul y Oro Veinlet. Figure 14-3 shows a channel Sample of Azul y Oro at Level 1790.

Pincock, Allen & Holt	AMENDED AND RESTATED	14.1
90533 January 12, 2009

FTE 240 N-1790
RPA 325 N-1790
Xo 3 (AMPLIACION OJUELAS AL NORTE) N-1601
Xo 3
Xo 3 (AMPLIACION OJUELAS AL NORTE) N-1601
BNO. 535-10, -25°
BNO. 535-19, 0°
CRD 247 REB 274 N-1790
Cro. 247
REB. 274
Bx MILAGROS N-1600
DIQ. MILAGRO
REB 121 (DIQUE BONANZA) N-1940
NIVEL 1940
REB LA JOROBADA N-1840
TALLER
RPA 099 N-1790
BONANZA
RAMPA 099
REBAJE 141
CRO 100
NIVEL 790
RPA 099
FTE 163 (EL CHAMACO) N-1790
NIVEL 715
BONANZA
FTE 163 (EL CHAMACO)
REBAJE 141
SCALE
METERS

Project No. 90533

Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.

Project Name
La Encantada NI 43-101
Technical Report

FIGURE 14-1
GENERAL CHANNEL SAMPLING

Date of Issue
Dec/2008

Drawing Name
Fig.14-1.dwg

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	FIRST MAJESTIC SILVER Corp.	FIGURE 14-2 AZUL Y ORO VEINLET SAMPLE	Dec/2008
Project No. 90533	Project Name La Encantada NI 43-101 Technical Report		Drawing Name Fig.14-2.dwg

Project No. 90533

Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.

Project Name
La Encantada NI 43-101
Technical Report

FIGURE 14-3
AZUL Y ORO CHANNEL SAMPLE

Date of Issue
Dec/2008

Drawing Name
Fig.14-3.dwg

15.0     SAMPLE PREPARATION, ANALYSIS AND SECURITY

15.1     Sample Preparation

PAH reviewed the La Encantada sample preparation for the Technical Report Amended dated March 18, 2008. FMS has not modified the sample preparation methods and procedures. Details are presented in the Technical Report Amended.

15.2     Laboratory Facilities

PAH notes that the La Encantada laboratories generally appear to be adequate, with reasonable cleaning and organization. The laboratory currently conducts about 800 samples by fire assay and AA per month, including exploration samples, development samples, and mill samples.

More details on laboratory facilities are presented in Technical Report Amended of July 24, 2007.

FMS’s procedure for quality controls is by sending drill core, mine samples and/or pulps to an outside laboratory, usually Inspectorate Labs in Reno, Nevada. Samples of concentrates are regularly sent to Peñoles for check assays. The laboratory duplicates pulp assays at about 1 sample for every 20 and it includes field duplicates, standard samples and introduction of blank samples.

15.3     Check Assaying

To evaluate sample quality control, the La Encantada personnel perform periodic check analyses on samples. For the period from November, 2007 to September, 2008, La Encantada has sent 64 samples to Inspectorate Laboratories, an independent commercial laboratory in Reno, Nevada for duplicate analysis. These include 38 channel samples from reserve blocks in addition to 26 core duplicates of pulps from the reserve blocks. Results of the assays and graphs are presented in the following tables and graphs. La Encantada Silver Mine is mining and processing mineralization contained in oxides, which presents highly variable metal concentrations due to its inherent genetic characteristics. In this type of mineral occurrence, the comparison of assays may present high variations, depending on the mineral content of each sample. High grade silver assays may present differences of up to 80 percent due probably to some nugget effect, while the middle range grade samples usually result in close assays. In overall comparison, however, within a range of assays that represent very low to very high grades, the correlation is acceptable at an average of 74 percent for silver, and 100 percent for lead. While the duplicates of pulp samples show a better correlation of 99 percent for silver and 98 percent for lead.

Tables 15-1, 15-2 and Figures 15-1 and 15-2 show the assay results and graphs for samples of the La Encantada reserve blocks as duplicate samples and as duplicate pulp samples. The comparison is between assays by the La Encantada mine’s lab and Inspectorate Laboratories. Figure 15-3 shows the Buenos Aires drill core.

Pincock, Allen & Holt	AMENDED AND RESTATED	15.1
90533 January 12, 2009

TABLE 15-1
First Majestic Silver Corp.
Minera La Encantada, S.A. de C.V.
La Encantada Silver Mine
Sample Assay Checks
Reserve Duplicate Samples (1)
INSPECTORATE LAB					LA ENCANTADA LAB					Sample Type
DUPLICATE SAMPLES					DUPLICATE SAMPLES
Sample No.	Ag gr/tonne	Pb %	Fe %	Zn %	Sample No.	Ag gr/tonne	Pb %	Fe %	Zn %
143348	0	0.01	0.01	0.80	146541	0	0.15	2.13	0.01	BNO. 790-ESC-2
143349	0	0.00	0.00	0.41	146552	0	0.11	9.00	0.02	BNO. 790-ESC-2
146012	26	0.01	0.91	12.70	146373	30	0.08	13.68	0.82	SN FCO. 641
146013	363	1.45	0.43	8.90	146384	350	1.18	11.83	0.53	SN FCO. 641
146014	334	20.50	0.09	26.80	146395	310	23.94	32.91	0.11	SN FCO. 660
146015	36	1.27	0.09	41.30	146949	60	0.91	41.67	0.08	SN FCO. 660
146016	71	2.55	0.16	42.20	146960	40	3.20	47.88	0.11	SN FCO. 660
146044	32	0.07	0.14	0.78	146595	30	0.23	1.15	0.04	BNO. 790-8
146045	5	0.09	0.03	3.48	143379	0	0.18	0.79	0.09	BNO. 790-8
146046	6	0.04	0.13	0.47	140038	120	0.32	4.71	0.29	BNO. 790-8
146047	18	0.01	0.05	0.41	143396	0	0.10	0.65	0.02	BNO. 790-8
147901	9	0.02	0.08	0.54	147811	0	0.28	1.45	0.09	BNO. 790-9
147902	3	0.01	0.05	0.38	147822	0	0.09	0.99	0.02	BNO. 790-9
147903	102	0.06	0.18	0.32	147833	120	0.08	0.63	0.12	BNO. 790-9
147904	727	0.56	0.65	4.40	147844	880	0.34	6.88	0.69	BNO. 790-9
147905	3	0.02	0.01	0.19	147855	290	0.70	2.49	0.46	BNO. 790-9
147906	703	0.11	0.28	0.85	147866	710	0.17	1.58	0.20	BNO. 790-9
147907	4	0.01	0.03	0.22	147877	50	0.24	6.24	0.19	BNO. 790-9
147908	226	0.22	0.45	1.21	147899	150	1.00	0.00	0.17	BNO. 790-10
147919	6	0.02	0.04	0.40	148920	0	0.10	0.85	0.02	BNO. 790-9
147920	36	0.02	0.02	0.19	148930	0	0.06	0.39	0.00	BNO. 790-9
147921	1	0.01	0.01	0.20	148940	0	0.08	0.69	0.01	BNO. 790-9
147922	21	0.03	0.22	0.85	148954	0	0.05	1.10	0.07	BNO. 790-12
147923	1	0.01	0.02	0.21	148965	0	0.04	0.56	0.01	BNO. 790-12
147924	2	0.01	0.00	0.10	148976	0	0.06	0.51	0.01	BNO. 790-12
147925	3	0.02	0.09	0.94	148987	0	0.07	1.52	0.00	BNO. 790-12
147926	2	0.01	0.02	0.32	148998	0	0.38	3.05	0.00	BNO. 790-12
147927	7	0.02	0.13	0.78	148710	0	0.10	1.00	0.00	BNO. 790-12
147928	10	0.01	0.05	0.40	148721	10	0.11	1.06	0.01	BNO. 790-12
147929	3	0.01	0.01	0.19	148732	0	0.07	0.52	0.00	BNO. 790-12
147930	1	0.01	0.02	0.16	148753	130	0.07	1.88	0.01	BNO. 790-13
147931	128	0.18	0.55	1.73	148764	120	0.28	3.67	0.37	BNO. 790-13
147932	1,155	0.06	0.85	3.72	148775	930	0.09	4.82	0.58	BNO. 790-13
147934	1,409	0.48	2.05	6.78	148786	350	0.11	9.18	0.13	BNO. 790-13
147935	137	0.10	0.59	1.97	148797	790	0.73	15.98	1.85	BNO. 790-13
147936	15	0.01	0.03	0.16	149208	110	0.14	13.10	0.70	BNO. 790-13
147937	11	0.01	0.04	0.36	149219	0	0.09	0.29	0.01	BNO. 790-13
147938	2	0.01	0.02	0.15	149230	0	0.10	0.95	0.01	BNO. 790-13
Min.	0.20	0.00	0.00	0.10		0.00	0.04	0.00	0.00
Max	1,409	21	2	42		930	24	48	2
Average	148	1	0	4		147	1	7	0
Stdev.	323	3	0	10		259	4	11	0
Correlation.	0.74	1.00	0.11	0.03
(1) Data by FMS, formatted by PAH

Pincock, Allen & Holt	AMENDED AND RESTATED	15.2
90533 January 12, 2009

TABLE 15-2
First Majestic Silver Corp.
Minera La Encantada, S.A. de C.V.
La Encantada Silver Mine
Sample Assay Checks
Reserve Duplicate of Pulp Samples (1)
INSPECTORATE LAB				LA ENCANTADA LAB				Sample Type
PULP SAMPLES				PULP SAMPLES
Sample No.	Ag gr/tonne	Pb %	Zn %	Sample No.	Ag gr/tonne	Pb %	Zn %
143379	8	0.06	0.21	143379	0	0.18	0.09	BNO. 790-8
143396	23	0.02	0.05	143396	0	0.10	0.02	BNO. 790-8
146341	1	0.01	0.01	146341	20	0.09	0.02	AyO N-850
146373	31	0.07	0.91	146373	30	0.08	0.82	SN FCO. 641
146384	408	1.65	0.71	146384	350	1.18	0.53	SN FCO. 641
146552	1	0.01	0.00	146552	0	0.11	0.02	BNO. 790-ESC-2
146595	18	0.15	0.08	146595	30	0.23	0.04	BNO. 790-8
146949	30	0.95	0.12	146949	60	0.91	0.08	SN FCO. 660
146960	55	3.15	0.16	146960	40	3.20	0.11	SN FCO. 660
147811	26	0.03	0.22	147811	0	0.28	0.09	BNO. 790-9
147822	4	0.03	0.04	147822	0	0.09	0.02	BNO. 790-9
147833	170	0.10	0.22	147833	120	0.08	0.12	BNO. 790-9
147844	781	0.37	0.80	147844	880	0.34	0.69	BNO. 790-9
143379	8	0.06	0.21	143379	0	0.18	0.09	Channel
143396	23	0.02	0.05	143396	0	0.10	0.02	Channel
146341	1	0.01	0.01	146341	20	0.09	0.02	Channel
146373	31	0.07	0.91	146373	30	0.08	0.82	Channel
146384	408	1.65	0.71	146384	350	1.18	0.53	Channel
146552	1	0.01	0.00	146552	0	0.11	0.02	Channel
146595	18	0.15	0.08	146595	30	0.23	0.04	Channel
146949	30	0.95	0.12	146949	60	0.91	0.08	Channel
146960	55	3.15	0.16	146960	40	3.20	0.11	Channel
147811	26	0.03	0.22	147811	0	0.28	0.09	Channel
147822	4	0.03	0.04	147822	0	0.09	0.02	Channel
147833	170	0.10	0.22	147833	120	0.08	0.12	Channel
147844	781	0.37	0.80	147844	880	0.34	0.69	Channel
Min.	0.70	0.01	0.00		0.00	0.08	0.02
Max.	781	3	0.91		880	3.20	0.82
Average	120	1	0.27		118	0.53	0.20
Stdev.	224	1	0.31		243	0.86	0.27
Correlation	0.99	0.98	0.99
(1) Data by FMS, formatted by PAH.

Pincock, Allen & Holt	AMENDED AND RESTATED	15.3
90533 January 12, 2009

Inspectorate Assays
La Encantada Assays
Silver Assay, g/tonne
Sample No.
1,600
1,400
1,200
1,000
800
600
400
200
0
0
5
10
15
20
25
30
35
40

Project No. 90533

Drawing Provided by/Prepared for **FIRST MAJESTIC SILVER Corp.**

Project Name La Encantada NI 43-101 Technical Report

FIGURE 15-1
DUPLICATE SAMPLES SILVER ASSAYS

Date of Issue Dec/2008

Drawing Name Fig.15-1.dwg

1,000
900
800
700
600
500
400
300
200
100
0
Silver Assay, g/tonne
Inspectorate Assays
La Encantada Assays
0
5
10
15
20
25
30
Sample No.

Prepared by pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	Drawing Provided by/Prepared for **FIRST MAJESTIC SILVER Corp.**	FIGURE 15-2 PULP SAMPLES SILVER ASSAYS	Date of Issue Dec/2008
Project No. 90533	Project Name La Encantada NI 43-101 Technical Report		Drawing Name Fig.15-2.dwg

BARRENO No. 390-15
CAJA No. 42
BARRENO No.
CAJA No.
CAJA No. 40
BARRENO No. 390-15

Prepared by pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	Drawing Provided by/Prepared for **FIRST MAJESTIC SILVER Corp.**	FIGURE 15-3 BUENOS AIRES DRILL CORE	Date of Issue Dec/2008
Project No. 90533	Project Name La Encantada NI 43-101 Technical Report		Drawing Name Fig.15-3.dwg

The reserve duplicate samples mineral content range includes assays that vary from 0.2 to 1,409 g/tonne Ag. The average correlation coefficient of the silver grades is acceptable for the set of samples, at 74 percent, with slightly lower assays by the La Encantada lab. The reserve pulp duplicate samples, for the set of duplicate samples, range in silver values from 0.7 to 781 g/tonne Ag with an average correlation of 99 percent and slightly lower silver assays for the La Encantada Lab and average correlation of 98 and 99 percent respectively for lead and zinc. Therefore, pulp duplicate samples assays show good sample preparation procedures at La Encantada. PAH believes that the reproducibility of silver grades is acceptable, and it represents acceptable procedures and practices in the sampling preparation processes.

La Encantada Silver Mine has implemented a strict program of Quality Control by introduction of blank and standard samples, as well as the insertion of field duplicate samples and pulp duplicates to keep a close control of the assay results. PAH recommends continuing with current sample preparation and shipping processes, which show acceptable differences in assay checks.

15.4 Conclusion

Overall, PAH found that the results from the check assaying are excellent and acceptable for pulp duplicates, the mineralization in oxides may cause larger differences in assays due to its nature. It is PAH’s opinion that the sample methods and analyses are representative of the deposits at La Encantada mine, and that most of La Encantada’s data was generated by procedures that were carried out according to accepted industry standards using accepted practices.

PAH finds that the exploration, sampling, and laboratory analysis for La Encantada operation is being conducted by FMS in a reasonable manner consistent with standard industry practices. In PAH’s opinion the sampling results appear to be reasonably representative of the deposits mineralization and believes that they may be used with acceptable confidence in the estimation of the mineable reserves.

Pincock, Allen & Holt	AMENDED AND RESTATED	15.7
90533 January 12, 2009

16.0 DATA VERIFICATION

PAH has not taken independent samples from the surface or underground exposures of the mineral concentrations at La Encantada mine, as other Qualified Persons have previously sampled the mineralization as discussed in this report, and the production records are the most reliable data of mineralization contained in the ore deposits under development at the mine. Peñoles developed and operated La Encantada mine for over 25 years producing over 80 million ounces of silver. Peñoles is one of the leading Mexican mining companies and the world’s largest silver producer.

FMS has established in a short operating period a systematic procedure to verify data and quality control which is proving effective and accurate. Assay data and information generated by the operation is transmitted manually; however, the entire paper trail is accessible and available for inspection.

FMS initiated effective control of La Encantada operations since November 2006 when it took control of the mining operation. La Encantada has established an active program of assay checks for samples and pulps of exploration, production and concentrates at the mine’s lab in comparison to assays performed by Inspectorate Laboratories of Durango city and Reno, Nevada, and concentrate sampling and assaying program by a sales representative in the city of Torreón, Coahuila to check the assays reported by the MET-MEX Peñoles smelter.

Table 16-1 presents a summary of concentrate assays for July, 2008 of shipments to MET-MEX Peñoles. This summary presents a comparison of assays by La Encantada lab and MetMex Peñoles.

TABLE 16-1
First Majestic Silver Corp.
Minera la Encantada, S.A. de C.V.
La Encantada Silver Mine
Concentrate Checks for July, 2008 Shipments
Concentrates		First Majestic Silver Corp.					Met Mex Peñoles SA de CV
Shipment	Date	Weight	Assays		Content		Weight	Assays		Content
No.		(Tonnes)	Silver	lead	Silver	Lead	Tonnes	Silver	Lead	Silver	Lead
			Kg/tonne	%	Kg	Tonnes		Kg/tonne	%	Kg	Tonnes
DES- 2008 - 101	7/1/2008	31.80	10.57	39.37	336.12	12.52	32.71	11.438	37.42	374.15	12.24
DES- 2008 - 102	7/4/2008	30.57	9.87	39.94	301.71	12.21	30.98	10.318	34.08	319.66	10.56
DES- 2008 - 103	7/7/2008	32.82	9.50	31.16	311.80	10.23	33.53	9.582	29.65	321.25	9.94
DES- 2008 - 104	7/9/2008	22.81	7.90	28.63	180.20	6.53	23.42	8.453	24.69	197.97	5.78
DES- 2008 - 105	7/10/2008	32.88	6.95	27.08	228.50	8.90	33.37	7.29	23.65	243.38	7.89
DES- 2008 - 106	7/13/2008	31.83	7.32	27.44	233.01	8.73	32.89	7.53	25.71	247.68	8.46
DES- 2008 - 107	7/15/2008	32.54	6.95	24.31	226.16	7.91	32.52	6.85	22.28	222.62	7.25
DES- 2008 - 108	7/17/2008	31.39	6.00	13.73	188.19	4.31	31.96	5.99	20.58	191.38	6.58
DES- 2008 - 109	7/18/2008	32.73	5.39	24.41	176.43	7.99	32.59	5.30	17.72	172.81	5.77
DES- 2008 - 110	7/21/2008	30.15	7.35	16.84	221.57	5.08	30.80	7.74	16.75	238.21	5.16
DES- 2008 - 111	7/23/2008	30.66	5.15	18.63	157.89	5.71	31.35	5.34	18.14	167.48	5.69
DES- 2008 - 112	7/27/2008	30.19	4.88	11.82	147.32	3.57	30.70	5.09	11.50	156.16	3.53
DES- 2008 - 113	7/29/2008	31.28	4.95	11.69	154.83	3.66	31.84	4.96	11.48	157.85	3.66
DES- 2008 - 114	7/29/2008	30.30	5.79	16.19	175.44	4.91	30.93	5.91	16.31	182.64	5.04
	Total	432	7.036	331	3,039	102	440	101.779	310	3,193	98
	Average	31	0.503	24			31	7.270	22
	Max	33	10.570	40			34	11.438	37
	Min	23	4.880	12			23	4.957	11
	Correlation	0.99	1.00	0.95

Pincock, Allen & Holt	AMENDED AND RESTATED	16.1
90533 January 12, 2009

The coefficient of correlation is excellent for all determinations, including weight (99 percent), silver (100 percent) and lead (95 percent).

Figure 16-1 shows correlation between silver assays of both laboratories.

PAH believes that an adequate amount of checking has been conducted and that the results are representative of the mineralization and concentrates produced at La Encantada and shipped to the smelter.

PAH’s conclusion is that the results from check assaying are reasonable, including appropriate preparation procedures that the sampling results appear to be reasonably representative of the deposit mineralization and concentrates, and should be usable with acceptable confidence in the estimation of the mineable reserves.

Pincock, Allen & Holt	AMENDED AND RESTATED	16.2
90533 January 12, 2009

14.00
12.00
10.00
8.00
6.00
4.00
2.00
-
0
2
4
6
8
10
12
14
16
Silver Assays, Kg/tonne
Shipments
FMS Concentrate Silver Assays
MetMex Penoles Silver Assays

Project No. 90533

Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.

Project Name
La Encantada NI 43-101 Technical Report

FIGURE 16-1
SILVER CONCENTRATE ASSAYS

Date of Issue
Dec/2008

Drawing Name
Fig.16-1.dwg

17.0      ADJACENT PROPERTIES

No adjacent properties exist within the surrounding area of La Encantada. The El Plomo mine was operated as an independent mine for a period of time during the early stages of La Encantada development; however, in 1983 it was purchased by Minera La Encantada and it has been part of La Encantada mine since then. Underground developments of La Encantada and El Plomo were connected and established as one underground system. No other mine exists nearby the La Encantada area.

La Encantada mine is located at about 100km from the cities of Ocampo and Muzquiz, in Coahuila, México.

La Encantada mine housing facilities include 180 single family houses, events center, hotel and three restaurants, elementary school facilities, secondary school by teleconferences, sport facilities for soccer, squash and bowling, apart from the administration offices and warehouses, etc. Refurbishing of required facilities is in progress.

FMS has consolidated ownership of the La Encantada mine area by acquiring all mining claims and additional concessions around the property. Surface rights have also been acquired by La Encantada from the local “Ejido” (land community) under expropriation proceedings in accordance with the Mining Laws.

Pincock, Allen & Holt	AMENDED AND RESTATED	17.1
90533 January 12, 2009

18.0        METALLURGICAL TESTING AND MINERAL PROCESSING

The ore processed at La Encantada is a complex mixture of oxide and sulfide minerals and is consequently difficult to process efficiently. The principal economic minerals are as follows:

Argentite (Ag2S)
Acanthite (Ag2S)
Cerussite (PbCO3)

The gangue is principally limestone and hematite with minor amounts of quartz, manganese, and zinc.

The ore is relatively soft and friable making for easy crushing and grinding. The ore processing method consists of crushing and grinding followed by two sequential flotation steps, the first consists of sulfide mineral flotation and the second is oxide mineral flotation. The reason for floating the ore in two stages is because the reagents used for oxide flotation are detrimental to sulfide flotation. Recoveries are poor, a reflection of the difficult mineralogy of the rock.

A cyanide leach plant is currently under construction at La Encantada and plans are to place it in operation in April 2009. The plant will process ore from the mine and waste dumps and from the three existing tailings containments: No. 1, No. 2 and No. 3.

Metallurgical testwork has been conducted on cyanide leaching of old tailings and of flotation concentrate. Results of the testwork are presented in Table 18-1 and 18-2, respectively.

Table 18-1 shows that cyanide leaching achieves relatively good recovery, averaging 59 percent, from the lower-grade, lower-tonnage No. 1 Tailings, and relatively poor recovery, averaging 40 percent, from the higher-grade, higher-tonnage No. 2 Tailings. Recovery from the composite sample, a mixture of fresh ore and Tailings No. 1 and No. 2, was good at 67 percent, though the sample is not particularly representative of what will be fed to the plant.

Table 18-2 shows that cyanide leaching of one sample of flotation concentrate gave very good recovery, at 98 percent. When the cyanide leach plant becomes operational, one option for the future plans is to eliminate flotation and instead, cyanide leach the ore and waste dump rock in the new plant following crushing and grinding in the existing mill. Direct cyanide leaching the ore and waste dump rock is projected to be 78 percent in the FMS Cash Flow Model, which appears reasonable based on the results of leaching concentrate and old tailings; however, the testwork is limited but the results were comfirmed with historic testworks made by Penoles.

One area of concern in the cyanide leaching plant is that the process water used at La Encantada is slightly saline and testwork conducted thus far has been with standard potable water. It may well be that the use of plant process water will be of no consequence but, until this is tested, this uncertainty remains.

Pincock, Allen & Holt	AMENDED AND RESTATED	18.1
90533 January 12, 2009

TABLE 18-1
First Majestic Silver Corp.
Minera La Encantada, S.A. de C.V.
La Encantada Silver Mine
Cyanide Leach Testwork, Tailings and Ore/Tailings Composite
Parameter	Units	Jales 1	Jales 2	Composite*
FMS Cash Flow Model
Resource	tonnes	900,375	4,015,711
Silver Grade	grams/tonne	72	168	187
Projected Recovery	percent	52	48	59
Laboratory Results
Silver Grade
June 22, 2007	grams/tonne	89	163
July 12, 2008	grams/tonne		163	231
March 14, 2008	grams/tonne	103	104
Cyanide Consumption
June 22, 2007	grams/tonne
July 12, 2008	grams/tonne		4.3	4.0
March 14, 2008	grams/tonne	3.3	3.4
Silver Recovery
June 22, 2007	percent	59	43
July 12, 2008	percent		46	67
March 14, 2008	percent	59	31
Average	percent	59	40
* Made up of 37.5% mine ore, 31.25% Tailings No. 1, and 31.25% Tailings No. 2

TABLE 18-2
First Majestic Silver Corp.
Minera La Encantada, S.A. de C.V.
La Encantada Silver Mine
Cyanide Leach Testwork, Flotation Concentrate
Parameter	Units	Value
Head Grade
Silver	grams/tonne	9,350
Lead	percent	35.13
Zinc	percent	1.77
Iron	percent	6.65
Manganese	percent	0.44
Test Conditions
Weight of sample	kilograms	13
Cyanide additon	grams	699.2
Lime adition	grams	132.8
Water addition	liters	26
Cyanide strength	grams/liter	27
pH		11.5
Slurry density	weight percent	33
Leach time	hours	24
Test Results *
Cyanide addition rate	kilograms/tonne	54
Lime addition rate	kilograms/tonne	10
Silver recovery	percent	97.53
*Note: Residual concentrations of cyanide and lime could not be determined because of the strong yellow color of the leach solution.

Pincock, Allen & Holt	AMENDED AND RESTATED	18.2
90533 January 12, 2009

19.0            MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

La Encantada uses conventional, manual methods, assisted by computer databases, to calculate the tonnage and average grades of the mineral resources and reserves. FMS has initiated the compilation of all data to incorporate it into a database and create a geologic model in SURPAC software which has been acquired by the company. FMS has reviewed and calculated resources and reserves for La Encantada to assess the current status of the property and to use it as a basis for future updated estimates. FMS assumed control of La Encantada Silver Mine operation from November 2006. FMS estimated the first resource/reserve base for the La Encantada mine as of May 31, 2007. This estimate is an update of October 31, 2007, resource/reserve base and it incorporates exploration and underground development results for the mine. During the current period, November, 2007 to September 2008, La Encantada mined a total of about 205,000 tonnes of ore, from which only 90,000 tonnes were mined out of the previously reported reserves and also increased the reserves during the period to about 5.2 million tones, including 4.0 million tones of tailings to be processed by cyanidation. This resource/reserve update calculation has been estimated as of September 30, 2008.

19.1            Introduction

FMS estimated proven and probable reserves, as of October 31, 2007, amounted to 1.2 million tonnes at an average grade of 312 g/tonne Ag and 1.77 percent Pb. Cutoff grade was estimated as 256 g/tonne Ag only, and 241 g/tonne Ag equivalent net of Pb credit. The estimated reserves were included in the deposits of: Breccia Milagros, Azul y Oro, Breccia Keylor, Cuerpo 660, Mantos 314, Chicotón Stope, San Francisco, La Piedra, Cola Gallo deposits and some dumps.

FMS has implemented exploration programs based on drifting, drilling and channel sampling. During this reported period, October, 2007 through September 2008, FMS has increased the silver contained in the resource/reserve base for the La Encantada mine by about 31 percent including proven and probable reserves and measured and indicated resources. Additional inferred resources have been delineated and other exploration targets are under further investigations. Additional resources and reserves were developed within the La Encantada mine in the Breccia Milagros, Bonanza, San Francisco, Azul y Oro and Jorobada deposits. A new discovery was made during the drilling program of the Azul y Oro deposit, the Buenos Aires deposit, which has been currently estimated in additional resources for La Encantada in excess of 850,000 tonnes containing about 13.4 million ounces of silver equivalent. Dump materials and tailings dams have been sampled and measured resulting in additional reserves and resources for the La Encantada mine.

19.2            Methodology

Under the La Encantada mine’s diverse geologic environment, the resource and reserve blocks have been defined at the various drift levels where sampling has found mineable ore within the mineralized zones. The reserve tonnage and grade are based largely on channel samples along drifts, crosscuts and other mine workings. Drilling from underground sites was initiated to explore the San Francisco, Breccia Milagros, San Javier and Azul y Oro mineralized structures to depth. This program was completed with 29 drill holes and a total depth of 6,660 meters. FMS’s surface drilling program has been on hold due to delay in delivery of geophysical exploration program report.

Pincock, Allen & Holt	AMENDED AND RESTATED	19.1
90533 January 12, 2009

Reserve and resource blocks range in length according to variable extensions of breccia or mineralized zones, and are from 50 to 150 meters in length along the mineralized structures. The resource and reserve blocks are developed by drifting across breccia zones and structures. Proven reserve blocks are projected up to 15 meters from the drift in which the channel samples were taken, and Probable blocks extending another 25 meters beyond the proven blocks where the geology and mine developments may allow.

All adits, drifts ramps and access development headings are regularly surveyed by La Encantada staff. The mineralized zones are subdivided into vertical sections through the multiple horizontal levels, such that each vertical section has 10 meter horizontal separation from the immediately adjacent sections. For reserve estimation, the cross sectional area of mineralization is drawn on each of these 10 meter spaced sections using Auto CAD software and the assayed sample lengths. The volume of mineralization on each section is calculated for the mineralized zone extending 5 meters on either side of the section. The density factor (specific gravity) is then input into the calculation, and tonnage is calculated based on the formula; Length (in meters) X Width (in meters) X Height (in meters) X Specific Gravity = tonnes of material.

The density factor used to convert reserve block volumes into tonnes has been determined as a weighted average from ore samples representative of the various deposit areas. The density tests were performed by Peñoles and by FMS. Numerous samples have been sent to an external lab (Inspectorate Lab) for determination. Currently FMS has carried out density tests of representative samples of the different deposits within the mine. Breccia Milagros samples density determinations have reported an average of 2.98, El Plomo area (3.07), Bonanza (3.14), San Javier (2.75) and Dique San Francisco (2.96) . La Encantada continues to follow a conservative approach by taking an average density of 2.70.

PAH believes that, on average, the density for mineralization is reasonable. PAH recommends that additional representative samples be taken periodically, as checks for bulk density determination, to ensure and properly adjust the application of an appropriate density factor as required.

To estimate the average grade and thickness for each 10 meter section that crosses a reserve block, La Encantada composites all the sample grades in the drift that occur within 5 meters on either side of the section. La Encantada has determined that the most appropriate filter for grade outliers is to assign a top grade of 1,000 g/tonne Ag to those samples. The total length of samples in the composite is then divided by the total number of composites, giving the average width of the mineralization in the drift at that section. Similarly, the average silver grade of the samples, weighted by length, gives the average silver grade for the drift at that section.

Pincock, Allen & Holt	AMENDED AND RESTATED	19.2
90533 January 12, 2009

The tonnes and grade for each reserve block are then determined by combining the tonnes and grade results obtained for each 10 meter section that crosses the block. The resource block tonnes and grade are tabulated by La Encantada personnel on a series of spreadsheet summaries.

PAH notes that the sampling conducted across the mineralized zones for use in the reserve estimates is done with cutoff grade and width considerations, at a minimum mining width of 2.00m. This minimum width typically includes zones within the structures that are above the cutoff grade, as well as sub-ore grade mineralization below the cutoff grade, in which case La Encantada eliminates these areas when possible.

PAH also notes that in a few local areas, the drift is wholly enclosed by the mineralized structures and, unless there are some additional crosscuts or drilling, the vein width is taken as that measured across the confines of the drift opening. PAH recommends that the true structure widths, measured by cross cuts and/or the drill holes, be used as much as possible in the blocks of reserve and resource estimation.

The reserve blocks estimated by La Encantada are exclusive of the resource blocks.

In PAH’s opinion the reserve and resource block estimates carried out by La Encantada have been reasonably prepared and conform to acceptable engineering standards for reporting of reserves.

19.3            Cutoff Grade Calculations

PAH has used more conservative metal prices than those used by First Majestic, mainly because most pricing used by the company is much higher than current international pricing levels, and PAH has chosen more conservative pricing in view of the current international economic trends. PAH’s prices are about 13.4 percent lower than First Majestic’s prices. A comparison of metals prices is shown in Table 19-1.

TABLE 19-1
First Majestic Silver Corp.
Minera La Encantada, S.A. de C.V.
La Encantada Silver Mine
Comparison of Metal Prices for 43-101 (U.S. Dlls)
Commodity	First Majestic Average Prices	3-Year Rolling Average Prices	Average October 2008 Prices	PAH Prices
Gold ($/oz.)	$699	$708	$807	$708
Silver ($/oz.)	$12.70	$13.23	$10.44	$12.00
Lead ($/lb.)	$0.90	$0.90	$0.67	*$0.75
Zinc ($/lb.)	$0.85	$1.28	$0.57	*$0.50
*PAH lead and zinc prices in line with current pricing and predicted trends

19.3.1            Underground Mine Cut-Off Grade

For the current reserve, PAH has calculated breakeven cutoff grades for both the underground mine operations and also the dump recovery program. The basic parameters applicable to the cutoff grade calculations for the underground mine are shown in the following Table 19-2 and Tables 25-13 and 25-14 in Section 25.8.2 of this report.

Pincock, Allen & Holt	AMENDED AND RESTATED	19.3
90533 January 12, 2009

TABLE 19-2
First Majestic Silver Corp.
Minera La Encantada, S.A. de C.V.
La Encantada Silver Mine
*Cutoff Grade Parameters (U/G Mine Only)
Concepts	Costs and Other
Average Total Operating Cost Per Tonne	$55.01
COG Silver only (g/t Ag)	250
COG - With Lead Credits (g/t Ag)	228
Totall Milled in Period (Jan-Sep, 2008)	136,326
Silver Recovery in Mill (%)	60%
Payable Silver from Smelter	95%
Payable Lead from Smelter	90%
Gold Price ($/oz.)	$708
Silver Price ($/oz.)	$12.00
Lead Price ($/lb.)	$0.75
Zinc Price ($/lb.)	$0.50
Monetary Exchange Rate	$12.50 pesos: $1.00
*Based on January-September, 2008 Operating Data

Equating the parameters in the above table (U/G mine only), the breakeven cutoff grade for silver (CAg), based solely on silver for total operating costs (Table 25-13) and process recoveries anticipated is as follows:

CMAg =Total operating costs/ (silver price X mill recovery X smelter payable metal)

CMAg= $55.01/( $12.00 X 0.60 X 0.95) = 8.04 oz Ag per tonne or 250 g Ag/t.

However, there is a lead contribution for La Encantada ores. Production of lead in the concentrates from the mine only throughSeptember 2008 is about 777.5 tonnes. The calculation for lead contribution is as follows:

Revenues for Mine from lead (Rm) = Lbs lead in concentrates X payable from smelter X lead price:

Rm =777.5 t X 2204.6 lbs/t X 0.90 X $0.75

Rm = $1,157,002

Rm/ tonnes mined & milled = $1,157,002/ 136,326 t = $8.49/t

The silver equivalent of lead contribution = $8.49 /$12.00 = 0.71 oz Ag/t or 22 g Ag/t.

The adjusted mine cutoff grade (CMAg) is then: 250 g Ag/t -22 g Ag/t = Ag = 228 g Ag/t.

Pincock, Allen & Holt	AMENDED AND RESTATED	19.4
90533 January 12, 2009

19.3.2            Mine Dump Recovery Cutoff Grade

The basic parameters used for the cutoff grade calculations for the recovery of dump material are shown in Table 19-3 as follows:

TABLE 19-3
First Majestic Silver Corp.
Minera La Encantada, S.A. de C.V.
La Encantada Silver Mine
*Cutoff Grade Parameters (Mine Dump Recovery)
Concepts	Costs and Other
Average Total Operating Cost Per Tonne	$40.98
COG Silver only (g/t Ag)	203
COG - With Lead Credits (g/t Ag)	184
Total Milled in Period (Jan-Sep, 2008)	42,155
Silver Recovery in Mill (%)	55%
Payable Silver from Smelter	95%
Payable Lead from Smelter	90%
Gold Price ($/oz.)	$708
Silver Price ($/oz.)	$12.00
Lead Price ($/lb.)	$0.75
Zinc Price ($/lb.)	$0.50
Monetary Exchange Rate	$12.50 pesos: $1.00
*Based on January-September 2008 Operating Data

Equating these parameters (dumps only), the breakeven cutoff grade for mining and processing of the in-situ dumps, based solely on silver for the total operating costs (Table 25-14) and process recoveries anticipated, is as follows:

CDAg = Total Operating Costs/ (silver price X mill recovery X smelter payable metal).

CDAg = $40.98/ ($12.00 X 0.55 X 0.95) = 6.54 oz Ag/t or 203 g Ag/t.

A lead contribution is also applicable for recovery of dump material. About

183 tonnes of lead in concentrates have been produced through September2008. The calculation for the lead contribution is as follows:

Revenues for lead from Dumps (Rd)= Lbs in concentrates X payable from smelter X lead price:

Rd = 183 tonnes X 2204.6 lbs/t X 0.90 X $0.75

Rd = $272,323

Rd per tonne of dumps processed = $272,323/42,155 = $6.46/t.

Ag Equivalent per tonne = Rd/ Ag price = $6.46/ $12.00 = 0.54 oz Ag/t or 17 g Ag/t.

Adjusted Cut-off Grade (CDAg) for dumps = 203 g Ag/t – 17Ag/t = 186 g Ag/t.

Pincock, Allen & Holt	AMENDED AND RESTATED	19.5
90533 January 12, 2009

19.3.3            Tailings Recovery Cutoff Grade

First Majestic is constructing a new 3,500-tpd processing plant, principally for the recovery of silver values from the flotation tailings. This plant will employ a grinding circuit with thickeners, counter-current decantation and a Merrill-Crowe metals recovery system. PAH has calculated a breakeven cutoff grade for the recovery of silver from the tailings, based on the parameters such as plant recoveries and operating costs set forth in First Majestic’s metallurgical test-work reports, and that First Majestic will send silver-gold precipitates to La Parrilla unit, where bullion bars will be produced. The basic parameters used for the Tailings Recovery cutoff grade estimation are shown in Table 19-4.

TABLE 19-4
First Majestic Silver Corp.
Minera La Encantada, S.A. de C.V.
La Encantada Silver Mine
*Cutoff Grade Parameters (Tailings Recovery)
Concepts	Costs and Other
Average Total Operating Cost Per Tonne	$17.00
COG Silver only (g/t Ag)	111
**Total Milled in Period (Jan-Sep, 2008)	0
Silver Recovery in New Plant (%)	40%
Payable Silver from Refinery	99.5%
Gold Price ($/oz.)	$708
Silver Price ($/oz.)	$12.00
Lead Price ($/lb.)	$0.75
Zinc Price ($/lb.)	$0.50
Monetary Exchange Rate	$12.50 pesos: $1.00
*Based on FM Metallurgical Data & Cost Estimates
**Plant throughput design is 3,500 tpd

The cutoff grade for the tailings is calculated with the formula:

CTAgt = Total Operating Costs/(Plant recovery X silver price X payable metal)

CTAg = $17.00/(0.40 X $12.00 X 0.995)

CtAg = 3.56 oz Ag/t or 111 g Ag/t

Pincock, Allen & Holt	AMENDED AND RESTATED	19.6
90533 January 12, 2009

19.4            Reserve Estimates

PAH has reviewed La Encantada reserve update of September 30, 2008 along with factors for mining dilution and recovery. In addition, the sampling methods, assaying procedures, compositing methods, data handling, cutoff grade application and grade calculations were reviewed. Several reserve blocks were cross-checked to track data handling from the initial assays to the final tonnage and grade calculation to ensure that the stated methods and practices were observed.

La Encantada has estimated mineable Reserves for the following deposits:

Breccia Milagros
Azul y Oro
Breccia Keylor
Cuerpo 660
Mantos 314
Breccia Chicotón
Cedritos
Cola Gallo
Bonanza
San Francisco
La Piedra, and
Stockpiles at the mine and at the plant patios.

The total “in-situ” diluted hard rock Reserve at a minimum mining width of 2.00m, as reviewed by PAH, is 1.209 million tonnes averaging 343 grams (11 oz) per tonne silver and 2.39 percent (53 lb/tonne) lead, for a total of 13.9 million contained ounces of silver net of lead credit. Additional reserves were estimated from Tailings Dam No. 1, which contains about 4.0 million tones at an average grade of 168 g/tonne (5.4 oz/tonne) silver at estimated at a Cutoff Grade of 111 g/tonne silver, to be reprocessed by cyanidation. As discussed previously in the calculation methodology section, the proven ore category has been projected up to 15 meters from the drift sample data, while the probable ore category is projected another 15 meters beyond the proven ore.

La Encantada has been processing pre-screened dump materials. Results for the month of September 2008 indicate that screened dumps yield about 40 percent of tonnage with increased silver grade from about 67 g/tonne to about 131 g/tonne; therefore, the dump materials have been included as an indicated resource due to silver content of an average grade below the cutoff grade. Estimated recovered screened tonnage from the measured dumps is about 225,000 tonnes. Table 19-5 presents a summary of La Encantada proven and probable reserves. Figure 19-1 shows Buenos Aires resource blocks. Figure 19-2 shows Breccia Milagros reserves. Figure 19-3 shows Azul y Oro resource blocks. Figure 19-4 shows San Francisco Dike reserve blocks.

Pincock, Allen & Holt	AMENDED AND RESTATED	19.7
90533 January 12, 2009

NE
SW
1870
1797
NIV. 1790
1635
BA-02
BA-12
BA-01
BA-03
BA-07
BA-10
BA-13
BA-04
BA-11
BA-14
RESERVAS
RECURSOS
BUENOS AIRES
BARRENOS TERMINADO
BARRENOS PROPUESTOS
BUENOS AIRES
DE RUMBO N24E
VIENDO AL SE
11600 E
L.S.
BUENOS AIRES
BUENOS AIRES - A
AZUL Y ORO - B
AZUL Y ORO
AZUL Y ORO - A
11400 E
11300 E
11200 E
11100 N
11000 N
10900 N
10800 N
SCALE
METERS

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	**FIRST MAJESTIC SILVER Corp.** Project Name La Encantada NI-101 Technical Report	FIGURE 19-1 BUENOS AIRES RESOURCE BLOCKS	Dec/2008
Project No. 90533			Drawing Name Fig.19-1.dwg

N 1735
N 1715
N 1691.5
N 1684.85
N 1672
RESERVAS
PROBADO
PROBABLE
MINADO
RECURSOS
MEDIDOS
INDICADOS
INFERIDOS
N 1600
SE INDICA ADELANTE
DE SU SECCIÓN
POR ESTAR EN LA
MISMA PROYECCIÓN DE
LOS BLOQUES 13-16
50 mts.
11100 E
11150 E
RPA 350 N
SCALE
METERS

Project No. 90533

Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.

Project Name
La Encantada NI-101 Technical Report

FIGURE 19-2
Bx MILAGRO RESERVE BLOCKS

Date of Issue
Dec/2008

Drawing Name
Fig.19-2.dwg

NE
SW
1870
1797
NIV. 1790
1635
AYO-A-01
AYO-A-02
AYO-A-03
AYO-A-04
AYO-A-05
AYO-A-06
RESERVAS
RECURSOS
PROBADO
PROBABLE
MINADO
MEDIDOS
INDICADOS
INFERIDOS
BARRENOS TERMINADO
BARRENOS PROPUESTOS
AZUL Y ORO A
RUMBO N52W
VIENDO AL SE
BUENOS AIRES - A
BUENOS AIRES
AZUL Y ORO - B
AZUL Y ORO
AZUL Y ORO - A
FTE AZUL Y ORO
METROS
CRD 100
11200 N
11400 E
11100 N
11300 E
11000 N
11200 E
10900 N
SCALE
METERS

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	**FIRST MAJESTIC SILVER Corp.**	FIGURE 19-3 AZUL Y ORO RESOURCE BLOCKS	Dec/2008
Project No. 80533	Project Name La Encantada NI-101 Technical Report		Drawing Name Fig.19-3.dwg

Nivel 0
Nivel 1930
Nivel 1650
Nivel 1790
SF-10D
SF-10C
SF-10B
SF-10A
SF-7E
SF-7D
SF-7C
SF-7B
SF-7A
SF-7F
SF-6G
SF-6A
SF-6D
SF-6E
SF-6F
SF-5L
SF-5K
SF-5J
SF-5H
SF-6F
SF-5E
SF-5C
SF-5B
SF-5A
SF-4A
SF-4B
SF-2B
SF-3A
SF-3B
SF-3C
SF-3D
SF-3E
SF-3F
SF-2A
SF-2C
SF-2D
SF-2E
SF-2F
SF-2G
SF-1E
SF-1D
SF-1C
SF-1B
SF-1A
SF-1F
SF-1G
SF-1H
SF-1I
SF-1J
SF-9E
SF-9D
SF-9C
SF-9B
SF-9A
SF-9G
SF-9H
SF-8E
SF-8D
SF-8C
SF-8B
SF-8A
SF-8G
SF-8H
Nivel 2035
Nivel 1930
Nivel 1790
Nivel 0
SCALE
METERS

Prepared by

Project No. 90533

Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.

Project Name
La Encantada NI-101 Technical Report

FIGURE 19-4
SAN FRANCISCO DIKE RESERVE BLOCKS

Date of Issue
Dec/2008

Drawing Name
Fig.19-4.dwg

TABLE 19-5
First Majestic Silver Corp.
Minera La Encantada, S.A. de C.V.
La Encantada Mine
Mineral Reserves Prepared by FMS, Reviewd by PAH as of September 30, 2008 (1)
Total Proven Reserves (3)
DEPOSIT	CATEGORY	METRIC TONNES	WIDTH	GRADE			METAL CONTAINED (2)
La Encantada	Reserves		meters	Silver, g/tonne	Lead, %	Zinc, % (4)	Silver (Only) oz.	Silver (Eq) oz.
Reb 141	Proven	3,127	1.50	1,733	18.48	2.66	174,217	176,429
Breccia Keylor	Proven	9,753	3.41	1,254	4.66	3.44	393,185	400,083
Ojuelas Amp	Proven	4,919	1.67	598	8.87	4.09	94,651	98,131
Azul y Oro	Proven	77,979	2.41	417	0.90	0.47	1,046,648	1,101,804
Reb 325 (DK Milagros)	Proven	4,291	2.16	380	2.62	0.04	52,384	55,420
San Francisco	Proven	72,483	2.26	369	1.09	0.33	859,911	911,179
Dk. San Fco	Proven	10,181	1.78	329	3.65	3.05	107,616	114,817
Breccia Milagros	Proven	358,253	Variable > 2.00	322	1.52	0.94	3,705,006	3,958,404
La Piedra	Proven	5,988	2.84	301	3.41	2.32	57,993	62,229
Cola Gallo	Proven	3,928	4.66	296	5.56	0.00	37,376	40,154
Cuerpo 660 E	Proven	124,962	2.00	292	4.75	0.99	1,173,145	1,261,533
Bonanza	Proven	8,128	2.40	289	0.48	0.27	75,468	81,217
TOTAL	Proven	683,992	Over 2.00	354	2.23	0.92	7,777,602	8,261,401
(1) Cut Off Grade estimated as 250 g/tonne Ag only; and 228 g/tonne Ag eq net of Pb credit. Estimated Reserves are exclusive of Resources.							7,777,602	8,261,401
(2) Silver equivalent includes Pb credit, at prices US$12.00/oz-Ag, $0.75/lb-Pb. Pb credit=22 g/tonne-Ag.
(3) Mining dilution is included at a minimum mining width of 2.00m. Estimates do not include mining recovery.
(4) Zinc is not recovered
Total Probable Reserves (3)
Reb 141	Probable	2,438	1.50	1,876	19.38	2.69	147,043	148,767
Ojuelas Amp	Probable	4,919	1.67	598	8.87	4.09	94,651	98,131
Breccia Keylor	Probable	3,603	3.48	516	4.92	1.32	59,790	62,339
Azul y Oro	Probable	56,356	2.33	510	1.19	0.32	924,540	964,401
Reb 325 (DK Milagros)	Probable	2,196	2.03	359	7.06	0.00	25,351	26,904
Cuerpo 660 E	Probable	75,632	2.00	352	4.44	2.25	855,932	909,428
San Francisco	Probable	79,582	2.31	345	1.16	0.28	882,724	939,014
Dk. San Fco	Probable	7,758	1.93	331	3.09	3.07	82,681	88,169
La Piedra	Probable	2,740	2.48	330	5.91	2.95	29,071	31,009
Bonanza	Probable	6,899	2.40	289	0.48	0.27	64,057	68,937
Breccia Milagros	Probable	160,916	Variable > 2.00	271	0.96	0.79	1,401,309	1,515,128
Jorobada	Probable	10,280	2.62	261	8.46	1.92	86,367	93,638
Sn. Javier. Ext	Probable	82,655	1.95	223	4.67	3.95	592,976	651,439
Tailings Dam # 2 (5)	Probable	4,015,711	Variable > 2.00	168	2.43	2.67	21,690,160	21,690,160
TOTAL	Probable	4,511,686	Over 2.00	186	2.45	2.54	26,936,651	27,287,462
(1) Cut Off Grade estimated as 250 g/tonne Ag only; and 228 g/tonne Ag eq net of Pb credit. Estimated Reserves are exclusive of Resources.
(2) Silver equivalent includes Pb credit, at prices US$12.00/oz-Ag, $0.75/lb-Pb. Pb credit=22 g/tonne-Ag.
(3) Mining dilution is included at a minimum mining width of 2.00m. Estimates do not include mining recovery.
(4) Zinc is not recovered
(5) Tailings COG estimated at 111 g/tonne.
Total Reserves Proven plus Probable (3)
Total	Proven	683,992	Over 2.00	354	2.23	0.92	7,777,602	8,261,401
Total	Probable	4,511,686	Over 2.00	186	2.45	2.54	26,936,651	27,287,462
Total Reserves Proven + Probable		5,195,677	Over 2.00	208	2.42	2.33	34,714,253	35,548,863
(1) Cut Off Grade estimated as 299 g/tonne Ag only; and 274 g/tonne Ag eq net of Pb credit. Estimated Reserves are exclusive of Resources.							34,714,253	35,548,863
(2) Silver equivalent includes Pb credit, at prices US$12.00/oz-Ag, $0.75/lb-Pb. Pb credit=22 g/tonne-Ag.
(3) Mining dilution is included at a minimum mining width of 2.00m. Estimates do not include mining recovery.
(4) Zinc is not recovered

Pincock, Allen & Holt	AMENDED AND RESTATED	19.12
90533 January 12, 2009

La Encantada deposits occur in breccia zones and faults or fracturing intersections that make wide and irregular deposits. These generally present widths greater than 2.00m which is estimated to be the minimum mining width due to the mining equipment in use at the mine. Therefore, mining dilution is only significant when the mining is developed along narrow structures. Provisions have been taken to include the mining dilution for those areas.

19.5      Resource Estimation

Resource calculations by FMS at La Encantada are based on projections of the mineralized zones in the underground mine workings; 10m to 15m beyond the areas of reserves for the measured resources; and another 15m beyond the boundaries of the measured resources for the blocks of indicated resources. inferred resources are estimated by projecting up to 50m beyond the indicated resource block boundaries along mineralized structures, and another 15m beyond the blocks’ width. The estimated resource blocks may be limited by underground levels and previous mining extraction. Longitudinal projections depend on the drift development along the mineralized zones and it may vary from about 50m up to 150m in length.

La Encantada mineral resource estimates were applied only to adjacent blocks from the estimated reserves. Resource estimates were made for blocks that include only oxidized mineralization, such as the Breccia Keylor, Azul y Oro, Breccia Milagros, Cuerpo 660, Cuerpo 660 W and San Francisco deposits. Sulfides mineralization is only estimated in the La Morena deposit. Sulfides are only considered as resources because the processing facilities for the zinc circuit at the plant are not currently operating.

The grade for these blocks is determined from the grade estimated for the adjacent reserve blocks, and sampling in mine workings and drill holes located within the block area.

Geologic potential still exists within the mine’s area to investigate targets that may result in additional resource development for La Encantada. Exploration and full development of breccia zones, such as: Milagros, San Javier, Keylor, San Francisco and Azul y Oro may result in high-tonnage resource development. The Breccia Milagros appears to be a significant deposit. Other areas that appear to represent important targets for exploration are breccia La Escalera and the area west of the La Prieta deposit beyond the María Isabel fault. This area appears to be downthrown to the west of La Prieta deposit, which represents the largest known deposit within La Encantada area.

In addition to the reserves, La Encantada has estimated resources in blocks within the following areas:

Buenos Aires
Breccia Milagros
Azul y Oro area
Breccia Keylor
Cuerpo 660 E and W
Bonanza
Ojuelas Ampliación

Pincock, Allen & Holt	AMENDED AND RESTATED	19.13
90533 January 12, 2009

Intrusivo Milagros
San Francisco
Dique San Francisco
La Piedra
Mine dumps
Jorobada

Additional inferred resources have been projected in the Azul y Oro, Buenos Aires, Breccia San Javier, Bonanza, Intrusivo Milagros and San Francisco zones.

La Encantada’s estimate of measured and indicated resource blocks as reviewed by PAH, is shown in Table 19-6. The measured and indicated silver resources consist of 5.4 million tonnes averaging 176 grams (5.6 oz) per tonne silver, for a total content of 33.4 million ounces of silver equivalent. This resources grade has been estimated “in situ”, and the silver equivalent content is net of lead credit, at 22 g/tonne Ag. The tailings dams No.1 and No.2 and dumps material have been included as indicated resources. This estimate is based on the following prices: Ag - $12.00/oz and Pb - $0.75 / lb.

Table 19-6 is the measured and indicated resource estimate for La Encantada. PAH notes that these resources are in addition to the previously reported reserves.

La Encantada has estimated additional silver resources at a distance beyond the proven and probable reserves. These additional resources lack sufficient drifting, raising, sampling, drill holes or old workings with production data, and are estimated at a lower degree of confidence than other reserve or resource categories. PAH considers these additional resources to be of an inferred category and they are based on projections of presumed vein continuity ahead, above, and below current mining; and are based on very widely-spaced drill holes, surface sampling or old surface workings. These resources are presented by La Encantada as inferred resources.

Each reserve and resource category presented in this Report are exclusive of each other.

The inferred resources need considerable grade and tonnage information before they can be “proved up” to “Mineable Reserves.” To date, La Encantada has demonstrated a continuity along about 4.0 kilometers of strike length and down dip to about 700 meters; so it is reasonable to assume that in the future resources will continue to be converted to ore as additional drifting, crosscutting and raising define vein configurations, sampling and assaying determine the grade, and diamond drilling confirms vein extensions and fills in data gaps. Inferred resources for La Encantada are presented in the lower portion of Table 19-6. Inferred resources are exclusive of reserves and measured and indicated resources.

Pincock, Allen & Holt	AMENDED AND RESTATED	19.14
90533 January 12, 2009

TABLE 19-6
First Majestic Silver Corp.
Minera La Encantada, S.A. de C.V.
La Encantada Mine
Mineral Resources Prepared by FMS, Reviewd by PAH as of September 30, 2008 (1)
Total Measured Resources (3)
DEPOSIT	CATEGORY	METRIC TONNES	WIDTH	GRADE			METAL CONTAINED (2)
RESOURCES			meters	Silver, g/tonne	Lead, %	Zinc, % (4)	Silver (Only) oz.	Silver (Eq) oz.
Reb 141	Measured	2,438	1.50	1,876	19.38	2.69	147,043	148,767
Breccia Keylor	Measured	10,810	3.48	516	4.92	1.32	179,367	187,013
Azul y Oro	Measured	42,676	2.21	437	1.05	0.43	599,130	629,315
Cuerpo 660 W	Measured	111,337	16.71	405	6.46	1.94	1,449,725	1,528,475
Cuerpo 660	Measured	191,960	Variable > 2.00	390	4.71	0.00	2,409,828	2,545,604
Reb 325 (DK Milagros)	Measured	2,196	2.03	359	7.06	0.00	25,351	26,904
Dk. San Fco	Measured	6,616	2.06	336	3.21	3.09	71,447	76,126
San Francisco	Measured	73,955	2.28	334	0.59	0.18	794,155	846,464
Bonanza	Measured	3,663	2.40	289	0.48	0.27	34,011	36,602
TOTAL	Measured	445,650	Over 2.00	399	4.15	0.65	5,710,055	6,025,271
(1) Cut Off Grade estimated as 250 g/tonne Ag only; and 228 g/tonne Ag eq net of Pb credit. Estimated Resources are exclusive of Reserves.							5,710,055	6,025,271
(2) Silver equivalent includes Pb credit, at prices US$12.00/oz-Ag, $0.75/lb-Pb. Pb credit=22 g/tonne-Ag.
(3) Mining dilution is included at a minimum mining width of 2.00m. Estimates do not include mining recovery.
(4) Zinc is not recovered.
Total Indicated Resources (3)
Azul y oro Ext. al SW	Indicated	169,231	12.00	442	0.52	0.65	2,404,879	2,524,579
Buenos Aires	Indicated	536,160	4.32	395	0.57	0.68	6,806,268	7,185,503
Reb 325 (DK Milagros)	Indicated	2,196	2.03	359	7.06	0.00	25,351	26,904
Dk. San Fco	Indicated	7,103	2.06	338	3.16	3.03	77,179	82,203
San Francisco	Indicated	73,024	2.26	332	0.44	0.18	779,462	831,113
Jorobada	Indicated	10,280	2.62	261	8.46	1.92	86,367	93,638
Sn. Javier. Ext	Indicated	41,327	1.95	223	4.67	3.95	296,488	325,719
Bonanza	Indicated	27,906	2.69	204	1.05	1.05	183,029	202,767
Bonanza	Indicated	19,855	2.46	184	1.24	1.25	117,457	131,501
Bonanza	Indicated	18,724	2.56	183	0.93	0.92	110,164	123,408
Bonanza	Indicated	33,584	2.62	181	1.28	1.29	195,435	219,189
Breccia Milagros	Indicated	382,673	2.12	171	2.05	0.12	2,103,851	2,374,522
OJ Alto del DK la Escon. Indicated		839,194	Variable > 2.00	151	1.87	0.00	4,073,427	4,667,003
Cuerpo 660 (Pilares)	Indicated	105,445	Variable > 2.00	135	1.25	7.73	457,668	532,251
Intrusivo Milagros	Indicated	467,078	2.00	102	0.00	0.00	1,531,724	1,862,096
Cuerpo de Zinc N-1535	Indicated	151,900	1.72	93	1.21	8.85	454,184	561,625
La Morena Sulfides (8)	Indicated	263,610	Variable > 2.00	65	0.76	4.14	550,892	737,347
SUB - TOTAL	Indicated	3,149,290	Over 2.00	200	1.18	1.30	20,253,824	22,481,368
Jal Producc. 2008	Indicated	204,951	Variable > 2.00	111	1.84		731,595	731,595
Talings Dam # 1	Indicated	900,374	Variable > 2.00	72	0.00	0.00	2,084,234	2,084,234
Presa 3	Indicated	529,735	Variable > 2.00	68	2.73	0.06	1,154,744	1,154,744
SUB - TOTAL (5)	Indicated	1,635,060	Over 2.00	76	1.12	0.02	3,970,572	3,970,572
Terreros	Indicated	89,407	Variable > 2.00	131	1.29	1.53	376,561	425,427
Mine Dumps	Indicated	57,345	Variable > 2.00	94	0.00	0.00	173,306	204,649
SUB - TOTAL (6) (7)	Indicated	146,752	Over 2.00	117	0.79	0.93	549,867	630,076
TOTAL	Indicated	4,931,103	Over 2.00	156	1.15	0.87	24,774,263	27,082,017
(1) Cut Off Grade estimated as 250 g/tonne Ag only; and 228 g/tonne Ag eq net of Pb credit. Estimated Resources are exclusive of Reserves.							24,774,263	27,082,017
(2) Silver equivalent includes Pb credit, at prices US$12.00/oz-Ag, $0.75/lb-Pb. Pb credit=22 g/tonne-Ag.
(3) Mining dilution is included at a minimum mining width of 2.00m. Estimates do not include mining recovery.
(4) Zinc is not recovered.
(5) Tailings are considered as indicated resources because require of bulk testing. Cut Off Grade at Ag-111 g/tonne.
(6) Dump stockpile is considered as indicated resource because the average grade is below COG.It represents 40.19% of measured tonnes.
(7) Dump stockpile Cut Off Grade is estimated at 203 g/tonne Ag, including Pb credit is 186g/tonne Ag. Pb credit = 17 g/tonne Ag.
(8) La Morena sulfides deposit requires of additional metallurgical testwork to prove its economic recovery. La Encantada mill does not have an operating zinc circuit at this time.
Total Resources Measured plus Indicated (3)
TOTAL	Measured	445,650	Over 2.00	399	4.15	0.65	5,710,055	6,025,271
TOTAL	Indicated	4,931,103	Over 2.00	156	1.15	0.87	24,774,263	27,082,017
Total Resources Measured + Indicated		5,376,753	Over 2.00	176	1.40	0.85	30,484,318	33,107,288
(1) Cut Off Grade estimated as 250 g/tonne Ag only; and 228 g/tonne Ag eq net of Pb credit. Estimated Resources are exclusive of Reserves.							30,484,318	33,107,288
(2) Silver equivalent includes Pb credit, at prices US$12.00/oz-Ag, $0.75/lb-Pb. Pb credit=22 g/tonne-Ag.
(3) Mining dilution is included at a minimum mining width of 2.00m. Estimates do not include mining recovery.
(4) Zinc is not recovered.
(5) Tailings are considered as indicated resources because require of bulk testing. Cut Off Grade at Ag-111 g/tonne.
(6) Dump stockpile is considered as indicated resource because the average grade is below COG.It represents 40.19% of measured tonnes.
(7) Dump stockpile Cut Off Grade is estimated at 203 g/tonne Ag, including Pb credit is 186g/tonne Ag. Pb credit = 17 g/tonne Ag.
(8) La Morena sulfides deposit requires of additional metallurgical testwork to prove its economic recovery. La Encantada mill does not have an operating zinc circuit at this time.
Total Inferred Resources (1) (2) (3)
Azul y Oro ext. al SW	Inferred	194,163	10.85	454	0.49	0.66	2,834,088	2,971,423
Azul y Oro	Inferred	97,164	2.27	434	0.93	0.38	1,355,415	1,424,141
Dk. San Fco	Inferred	27,065	2.06	390	8.28	2.43	339,646	358,789
Reb 325	Inferred	2,196	2.03	359	7.06	0.00	25,351	26,904
Buenos Aires	Inferred	561,824	3.40	339	0.50	0.59	6,122,437	6,519,825
San Francisco	Inferred	186,000	2.40	304	0.64	0.14	1,817,932	1,949,492
Sn. Javier. Ext	Inferred	171,509	1.95	223	4.67	3.95	1,230,425	1,351,736
Bonanza	Inferred	22,000	2.77	220	1.12	1.12	155,610	171,171
Breccia San Javier	Inferred	1,015,000	Variable > 2.00	105	0.57	0.78	3,426,465	4,144,392
Intrusivo Milagros	Inferred	280,000	2.00	102	0.00	0.00	918,225	1,116,274
TOTAL (4)	Inferred	2,556,921	Variable > 2.00	222	0.87	0.82	18,225,593	20,034,145
(1) Cut Off Grade estimated as 250 g/tonne Ag only; and 228 g/tonne Ag eq net of Pb credit. Estimated Resources are exclusive of Reserves.							18,225,593	20,034,145
(2) Silver equivalent includes Pb credit, at prices US$12.00/oz-Ag, $0.75/lb-Pb. Pb credit=22 g/tonne-Ag.
(3) Mining dilution is included at over 2.00m width. Estimates do not include mining recovery.
(4) Zinc is not recovered.

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90533 January 12, 2009

19.6     Conclusion

PAH believes that these reserve and resource estimates have been reasonably prepared and conform to acceptable engineering standards for reporting of resources. PAH believes that the classification of the reserves and resources meets the standards of Canadian National Instrument NI 43-101 and the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).

The reserves and resources herein reported by La Encantada Silver Mine were reviewed by PAH and constitute part of an operation by Minera La Encantada, a Mexican subsidiary of FMS. There are no significant technical, legal, environmental, political or other kind of restrictions; therefore, in PAH’s opinion these reserves and resources may not be materially affected by issues that could prevent their extraction and processing.

Pincock, Allen & Holt	AMENDED AND RESTATED	19.16
90533 January 12, 2009

20.0       OTHER RELEVANT DATA AND INFORMATION

La Encantada mine has been in operation for over 25 years. Reported silver production for that period by Peñoles is about 80 million ounces of silver, in addition to significant lead content and minor gold. This production was extracted from about 6 Million tonnes of ore.

Historical mineral concentrations at La Encantada consist of mineralized breccia pipes (chimneys) and metasomatic zones, which typically contain up to 2.0 million tonnes; breccia zones that range up to 1.0 million tonnes; vein deposits that may contain up to 0.5 million tonnes, and mantos or bedded deposits that may hold up to 50,000 tonnes of usually high grade concentrations.

Major underground workings were developed by Peñoles at La Encantada, to connect the various parts of the mine, as well as to explore and mine mineralized zones within the Aurora limestone/dolomite formation. These workings extend along a 4km-long mineralized structural zone, with access to mine levels at elevations of 1,535m to about 2,300m. These connections are accessible by shafts and ramps.

Through the underground development, numerous exploration targets have been projected, identified or discovered.

At the closure of La Encantada mine by Peñoles in June 2002, several exploration targets remained to be investigated. Some of these areas require significant development as well as drilling from underground locations, such as Breccia Milagros, Breccia San Javier, Bonanza zone, Mantos San Francisco, etc. Other longer-term exploration targets may result in discoveries which may be as significant as those previously mined such as La Prieta and La Escondida, these areas are La Escalera, Ojuela and Cuerpo 660.

Other important areas for future development by FMS are represented by primary sulfide mineralization located at depth, in proximity to the granodiorite intrusive stocks, such as Cuerpo La Morena, Cuerpos 660 E and W, and Ojuela, which may enhance and extend La Encantada mine life.

La Encantada exploration investigations have resulted in validation and a significant increment of previous reserve and resource estimates. Proven and probable reserve estimates as of September 30, 2007 are about 70 percent higher than the reserves estimated for May 31, 2007, while measured and indicated resources were augmented nearly 500 percent, including tailings from previous Peñoles operations, which have been tested for processing by cyanidation. Inferred resources are also increased by about 30 percent. Numerous additional exploration targets have been identified by La Encantada staff.

During the exploration program for 2008, La Encantada exploration team discovered additional resources while drilling another target. The new area has been denominated Buenos Aires and partially investigated with about 15 drill holes resulting in indicated and inferred resources containing about 850,000 tonnes of silver mineralization at an average grade of 340 g/tonne. Additional drilling and underground development are in progress to further define the mineral deposit and upgrade the resources.

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90533 January 12, 2009

In PAH’s opinion, La Encantada has developed a highly successful exploration program based on underground development and drilling which has resulted in increasing resources and reserves and identifying other exploration targets; therefore, La Encantada investments in exploration and development have been well justified.

Pincock, Allen & Holt	AMENDED AND RESTATED	20.2
90533 January 12, 2009

21.0     INTERPRETATION AND CONCLUSIONS

Recorded production in about 25 years by Minera La Encantada, S.A. de C.V. is approximately 6.0 million tonnes of ore at an average grade of Ag-418 g/t (13.44 oz/t) and Pb-9.83 percent (over 80 million ounces of silver and about 1.3 billion lbs of lead) until June 2002 when Peñoles shut the operation down. Mining and processing by FMS through its wholly-owned subsidiaries, Desmín and Minera La Encantada, was approximately 175,000 tonnes of ore to October 31, 2007.

Mineralization at La Encantada is a typical assemblage of metasomatic deposits with a high content of silver and lead. This mineral assemblage has been affected by a long process of oxidation and secondary enrichment. The most important mineralization consists of unconsolidated massive concentrations of oxides including hematite, limonite and other iron oxides as well as carbonates and sulphates, including the minor presence of zinc oxides. Silver and lead represent the main economic minerals within the oxidized deposits at La Encantada. Silver mineralization occurs as argentite and native silver. Lead mineralization is present as carbonates (cerussite) and sulfates (anglesite) and other oxides.

La Encantada mineral assemblage occurs within a range of about 435m in vertical extension (2035m to 1600m asl). Below the 1600m elevation, at the La Morena deposit in the SW portion of La Encantada area, primary sulfide mineralization has been identified. This mineralization includes primarily sphalerite, galena and pyrite. FMS has identified other regional areas of geologic interest. These areas appear to represent potential exploration targets that may extend the mineralized system.

FMS initiated preliminary drilling, during the period of June through October, 2007 while expecting new drill rigs to carry out a more comprehensive drilling program to investigate several targets. Exploration investigations during this period by La Encantada staff have resulted in about 6.2 million tonnes of additional reserve and resource blocks within the mining areas. These include dumps materials and tailings being investigated by FMS as resources. A new mineralized zone located within the Azul y Oro and La Escalera breccia zones was recently discovered by diamond drilling. Currently it is estimated to contain about 850,000 tonnes of silver mineralization containing about 13 million ounces of silver equivalent. This area requires of additional drilling for upgrading the currently delineated resources.

The mine was initially developed from the shafts as a conventional operation with rail haulage levels, and utilizing standard rail-bound loading and hauling equipment. Subsequently, La Encantada mine has been converted to a mainly trackless operation, although rail haulage is still used on a few of the deeper levels of the mine.

The main access to the current mine operations is a trackless adit at the 1,870 elevation. This working has been enlarged to accommodate 20-t capacity highway-type dump trucks for ore and waste haulage from the mine. Drifts and ramps are driven with cross-sectional area of about 3- X 3- meters, and the enlarged drifts and ramps to accommodate the larger dump trucks are about 4.5 - X 5.0 - meters in cross-section. Most areas of the mine are unsupported, but in a few places, rock bolts and wire mesh has been installed, and in other heavy ground areas, it has been necessary to install steel arches with timber lagging.

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90533 January 12, 2009

A ramp system in the interior of the mine provides access for low-profile diesel mobile equipment up to the 2035 level and down to the 1710 level. The portion of the ramp above the 1870 level is being enlarged to accommodate the highway-type dump trucks. Mining operations at La Encantada mine are partially mechanized. Drilling of headings for both development and stoping is accomplished using pneumatic hand-held jackleg machines. Loading and tramming is done with diesel-powered, low profile front-end loaders (load-haul-dumps, or LHD’s), and haulage is usually with highway-type diesel rear-dump trucks, or battery powered rail haulage trains.

The ore processed at La Encantada is a complex mixture of oxide and sulfide minerals and is consequently difficult to process efficiently. The principal economic minerals are as follows:

Argentite (Ag2S)
Acanthite (Ag2S)
Cerussite (PbCO3)

The ore is relatively soft and friable, which is easily crushed and milled. The ore processing method consists of crushing and grinding followed by two sequential flotation steps. The first consists of sulfide mineral flotation and the second is oxide mineral flotation. Installed capacity at La Encantada is 800 tpd; however, it is currently operated at about 800 tpd. Recoveries are modest, a reflection of the difficult mineralogy of the rock; operating costs are modest, a consequence of the softness of the rock.

FMS are currently building a 3,500 tpd cyanide leach plant and plans are to switch from flotation processing to cyanidation of the mined ore and to process it in conjunction with reclaimed tailings that have accumulated on the site over the prior decades of operation. There is some uncertainty as to the outcome of this plan since it is based on limited testwork. The plant will go into operation in the second quarter of 2009 and actual results established by yearend.

Peñoles estimated proven and probable reserves as of December 2002 amounted to 484,857 tonnes at an average grade of 570 g/t Ag and 3.98 percent Pb. No cutoff grade was reported. The estimated reserves were included in the deposits of: Bonanza, El Milagro, Estructuras Irregulares Bonanza, Estructuras Irregulares San Javier, Breccia San Javier, Ojuelas, San Francisco, and Azul y Oro deposits.

FMS has initiated exploration programs based on drifting, channel sampling, drilling, geophysical investigations and some geochemical studies. Peñoles reported (2002) reserve or resource blocks are a primary target for confirmation, validation and further exploration by FMS, as well as other promising areas of reserves.

PAH has reviewed La Encantada Reserve update of October 31, 2007, along with factors for mining dilution and recovery. In addition, the sampling methods, assaying procedures, compositing methods, data handling, cutoff grade application and grade calculations were reviewed. Several reserve blocks were cross-checked to track data handling from the initial assays to the final tonnage and grade calculation to ensure that the stated methods and practices were observed.

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90533 January 12, 2009

La Encantada has estimated mineable reserves for the following deposits:

Breccia Milagros
Azul y Oro
Breccia Keylor
Cuerpo 660
Mantos 314
Breccia Chicotón
Cedritos
Cola Gallo
Ojuelas
San Javier
La Morena, and
San Francisco

The total “in-situ” diluted Reserve as of September 30, 2008, at a minimum mining width of 2.00m, as reviewed by PAH, is 5.2 million tonnes including 4.0 million tones of tailings, averaging 208 grams (6.7 oz) per tonne silver and 2.42 percent (53 lb/tonne) lead, for a total of 35.5 million contained ounces of silver net of lead credit. The tailings appear to be amenable for reprocessing by cyanidation; therefore, they have been included as probable reserves.

In addition to reserves, the La Encantada holds measured and indicated mineral resources that include estimates for the following areas: Azul y Oro, Buenos Aires, Breccia Milagros, Cuerpo 660, Cuerpo 660 W and Breccia Keylor deposits. Sulfide mineralization is only estimated in the La Morena deposit. Sulfides are only considered as Resources because the processing facilities for the zinc circuit at the plant are currently out of order. Dump materials have been screened, concentrated, and processed in the flotation plant to fill operating capacity, and have been included as resources after screening. Estimated resources for La Encantada Silver Mine total 5.4 million tonnes at an average grade of 176 g/tonne (5.7 oz/tonne) Ag and 1.40 percent (31 lb/tonne) Pb. Measured and indicated resources to September 30, 2008, are estimated to contain about 33.1 million ounces of silver equivalent net of lead credit.

In addition to measured and indicated resources, La Encantada has estimated about 2.6 million tonnes of inferred resources at an average grade of 220 g/tonne (7 oz/tonne) Ag and 1.0 percent (22 lb/tonne) Pb, for a total silver equivalent of 20.0 million ounces.

To date, La Encantada has demonstrated a continuity along approximately 4.0 kilometers of strike length and down dip for about 700 meters; so it is reasonable to assume that in the future resources will continue to be converted to ore as additional drifting, crosscutting and raising define vein configurations, sampling and assaying determine the grade, and diamond drilling confirms vein extensions and fills in data gaps. Geophysical investigations carried out during the period have confirmed previously delineated anomalous zones which require of a drilling program from surface sites.

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90533 January 12, 2009

During the period of January to September 2008 the La Encantada mine operation totaled 178,480 tonnes of silver mineralization which was extracted from previously estimated reserves (70,000 tonnes) and from other areas (108,480 tonnes) that were discovered during the development for extraction of the reserves.

All reserve and resource blocks at La Encantada are exclusive of each category.

PAH believes that these reserve and resource estimates have been reasonably prepared and conform to acceptable engineering standards for reporting of reserves and resources. PAH believes that La Encantada Silver Mine classification of reserves and resources meets the standards of Canadian National Instrument NI 43-101 and the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).

An economic analysis of FMS’s La Encantada Silver Mine indicates that the mine’s reserve/resources may be extracted at a profit, and PAH did not identify any significant technical, legal, environmental, political or other kind of restrictions; therefore, in PAH’s opinion these reserves and resources may not be materially affected by issues that could prevent their extraction and processing.

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90533 January 12, 2009

22.0       RECOMMENDATIONS

La Encantada Silver Mine has been in operation since the 1950s, with intense extraction and processing operations from the early 1970s. Its production, by Peñoles records, amounts to over 80 million ounces of silver and over 1.3 billion pounds of lead. La Encantada is by no means exhausted; its geologic potential remains to be fully explored. Several zones within the mine area have been identified that may contain significant mineralization, such as Breccia La Escalera, Breccia Milagros, Breccia San Javier and others that enable the operators to increase La Encantada’s production. Aside from the oxidized mineralization, there are sulfide deposits identified within the skarn areas at Cuerpo 660, La Morena and deeper areas under the La Prieta and La Escondida chimneys. These areas require intense exploration direct methods, such as diamond drilling and drifting.

FMS has initiated an aggressive program of exploration based on drifting and diamond drilling. Preliminary results of this program have resulted in a significant increment of resources and reserves for the La Encantada Silver Mine for the period between June and October, 2007. For instance, the Breccia Milagros and the San Francisco areas have produced high grade ores through exploration development and appear to be developing into significant ore deposits. Exploration drilling for the Azul y Oro zone has intersected other mineralized zone located between the Azul y Oro and the La Escalera breccia zones denominated as Buenos Aires. This zone consists of a series of mineralized structures containing high grade silver mineralization which full extension is being investigated.

PAH agrees with the continued implementation of the exploration program and recommends additional support for exploration activities at La Encantada. Positive results would develop resources into reserves and extend the mine’s life.

Care must be taken to prioritize the exploration targets since the area holds a broad potential for development and possible discovery of new ore bodies. Potential high volume areas should have priority in the exploration program, since these large volume deposits could potentially help to lower mine operating costs.

FMS has suggested an exploration budget of US$2.50 Million for 2009 at La Encantada. If successful, this program may result in a significant increment of resources and additional reserves. The program includes approximately 7,850 meters of drilling from underground sites and 5,000 meters from surface locations. Underground exploration development in drifting, access ramps, crosscutting and drill sites preparation amounts to about 850 meters for the year. The budget for this program also includes geochemical sampling of about 500 samples to validate geophysical exploration targets. PAH believes that this exploration program, budget and exploration targets are reasonable for continued investigation the La Encantada geologic potential. Table 22-1 shows the La Encantada exploration budget for 2009.

PAH recommends that La Encantada follow budgeted capital-expenditure plans for the ore processing facilities. With the exception of the funds budgeted to complete the cyanidation plant, the plan is generic with a fixed annual amount for ongoing capital expenditures. The estimated 2009 cost for completing the cyanidation plant is $8.2 million of the 21.5 million original budget and the ongoing annual ore-processing-related capital expenditure estimate is $135,000.

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90533 January 12, 2009

TABLE 22-1
First Majestic Silver Corp.
Minera La Encantada, S.A. de C.V.
La Encantada Silver Mine
PAH Recommendations Estimated Budget
Exploration Activities	Objective	Area	Total Develop, m	Est. Cost US$
Underground Drilling	Explore extensions, confirm and delineate Resource blocks.	Azul y Oro, Buenos Aires, La Escalera, Cedrito, Bonanza, Falla María Isabel.	25 DH - 7,850	750,000
Underground Development	Crosscuts, drifts, ramps and drill sites.	1790 Mine Level, Buenos Aires zone, San Francisco, Bonanza and Azul y Oro.	850	340,000
Surface Drilling	Geophysical anomalies	El Plomo, Anomalies "A", "B", "C", "D".	5,000	750,000
Geochemical Surveying	Evaluate Geophysical Anomalies	El Plomo, La Escalera, etc.	500	25,000
Geotechnical Studies	Investigate La Prieta and Escondida area.	San Francisco and María Isabel Shafts	-	250,000
UG Mine Ventilation System	Study on ventilation system	Entire Mine	-	250,000
Other	Improve Ore Processing	Flotation and Cyanide Plants	-	135,000
TOTAL				2,500,000

Much of the mines mobile equipment at La Encantada is very old and requires replacement. FMS has a plan in place to replace some of the older mine equipment in the near future and has purchased some new units in 2008 and plans additional purchases in 2009.

PAH has noted the possibility of significant ground movements that may affect the integrity of either or both the San Francisco and Maria Isabel Shafts, which are the major ore hoisting and service facilities for the mine. In addition, the geotechnical studies should also include ground control methods at the mine and recommendations for improvement. The estimated cost of the initial geotechnical study will range from $150,000 to $250,000.

PAH also notes that the ventilation system in the mine is inadequate and much improvement is needed. A comprehensive survey and study of the ventilation system and corresponding recommendations by an outside expert is recommended. The estimated cost of the initial survey will be in the range of $100,000 to $250,000.

The Capital expenditures suggested for the plant and mine are scheduled to improve the operation and, through a successful exploration program, increase the mine’s reserves and resources and therefore the mine life. A summary of the PAH recommendation is found in Table 22-1.

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23.0         REFERENCES

Resource and Reserve Estimates by First Majestic Silver Corp. for La Encantada Silver Mine. Prepared by FMS staff and reviewed by PAH. September 30, 2008.

Exploration data including drilling, core sampling, underground development, mapping, channel sampling, and operating results carried out and provided to PAH by La Encantada Staff. September 30, 2008.

Monthly Operating Reports of La Encantada Silver Mine, including exploration, mine, processing plant all supporting operating aspects of the mine operation for the months of January through September 30, 2008. Prepared by La Encantada General Manager and Staff.

Technical Report for the La Encantada Silver Mine, Coahuila State, México, prepared for First Majestic Silver Corp. dated July 24, 2007, Amended by Pincock, Allen & Holt, Inc., and was published in SEDAR on July 25, 2007, is referred to as “Technical Report Amended” herein.

Pruebas Metalúrgicas para Determinar la Disolucion de Plata y Oro for Cianuracion, de Cinco Muestras de Mineral. Preparado para Minera La Encantada, S.A. de C.V., por SGS de Mexico, S.A. de C.V. Durango, Durango, 22 de Junio de 2007.

Pruebas Metalúrgicas para Determinar la Disolución de Plata y Oro por Cianuaración, de dos Muestras de Mineral. Preparada para Minera La Encantada, S.A. de C.V., por SGS de México, S.A. de C.V. Durango, Durango, 12 de Julio de 2007.

Pruebas Metalúrgicas para Determinar Las Extracciones de Plata y Oro por Cianuración y Concentración Gravimétrica de Dos Muestras de Jales de “La Encantada”, Además del índice de Bond de Una de Ellas. Preparada para First Majestic, S.A. de C.V., por SGS de México, S.A. de C.V., Durango, Durango, Marzo 14, 2008.

Peñoles (Largest Silver producer in the World) information as owner and operator of La Encantada Mine for a period of 25 years, including public records, operating reports, geological studies, surveying, sampling data, drilling, geologic modeling and resource estimates, production records and historical reserve estimates as of January 2003. It includes the following reports:

Plan y Programa de Exploración 2001 – 2002. Prepared by Ing. Pantaleón Trejo, Manager of Explorations for Mining Operations, Peñoles. June 2002.

Desglose de Mineral Probado y Probable por Cuerpos para 2003. Prepared by: Minera La Encantada, S.A. de C.V., Ing. Pantaleón Trejo, Manager of Explorations for Mining Operations, Peñoles.

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90533 January 12, 2009

Relación de Fundos Mineros Minera La Encantada, S.A. de C.V., Unidad David Contreras. Prepared by Minera La Encantada, Peñoles. Febrero 2007. This report was updated by FMS including additional claims in May 2007.

Database and modeling files for the La Encantada deposits by Peñoles. Provided to FMS in April 2007.

Legal Opinions – Minera La Encantada, S.A. de C.V., a wholly owned subsidiary of First Majestic Silver Corp. Legal Opinions by Durango-based office of legal advisers, by Mr. Carlos Galván Pastoriza, Abogado, prepared on October 31, 2008.

Environmental and Permitting Opinions – Minera La Encantada, S.A. de C.V., a wholly owned subsidiary of First Majestic Silver Corp. Opinion and List of Permits by Corporate Environmental and Permitting Adviser, by Mr. José Luis Hernández Santibañez, prepared on October 31, 2008.

Geochemical and Isotopic Study of Calcite Stockworks at La Encantada Mining District; Relationships with Orebodies and Implications for Exploration. A Thesis submitted to the Faculty of the DEPARTMENT OF MINING AND GEOLOGICAL ENGINEERING, in partial fulfillment of the requirements for the degree of Master of Science with a Major in Geological Engineering. By: Raúl Díaz-Unzueta, 1987.

Evaluación Geológica Unidad Minera La Encantada, Municipio de Ocampo, Coahuila, México. Prepared by: Exploraciones Geológico-Mineras de Occidente, S.A. de C.V. Septiembre 2006.

Geologic Evaluation of the La Encantada Property, State of Coahuila de Zaragoza, México. Prepared by: J.N. Helsen, Ph.D., P. Geo. December 2006.

Data provided by Desmín, S.A. de C.V. as operator of La Encantada under lease from Peñoles, July 1, 2004 to November 1, 2006.

Information provided by FMS as owner and operator of La Encantada mine.

PAH observations on site visit during the periods of May 18 – 23 and November 13 – 18, 2007 and October 28 –31, 2008.

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24.0         DATE AND SIGNATURE PAGE

Leonel López, C.P.G.
165 S. Union Blvd. Suite 950
Lakewood, Colorado 80228
Phone (303)986-6950
Fax (303)987-8907
leonel.lopez@pincock.com

I, Leonel López, C.P.G., am a professional geologist and Principal Geologist for Pincock, Allen & Holt, Inc. of 165 S. Union Boulevard, Suite 950, Lakewood, Colorado, USA. This certificate applies to the Technical Report for the La Encantada Silver Mine, Coahuila State, Mexico dated January 12, 2009 (the “Technical Report”).

1.

I am a Professional Geologist (PG-2407) in the state of Wyoming, USA, a Certified Professional Geologist (CPG-08359) in the American Institute of Professional Geologists, a Member (No. 1943910RM) as SME Founding Registered Member, a registered Geological Engineer (Cédula Profesional #1191), in the Universidad Nacional Autónoma de México, a member of the International Association on the Genesis of Ore Deposits, a member of the Society of Economic Geologists, and a member of the Association of Exploration Geochemists.

2.

I graduated from the Universidad Nacional Autónoma de México with the title of Ingeniero Geólogo in 1966 and subsequently have taken numerous short courses in Economic Evaluation and Investment Decision Methods at Colorado School of Mines, and other technical subjects in related professional seminars. I have practiced my profession continuously since 1963.

3.

Since 1963, I have been involved in mineral exploration and evaluation of mineral properties for gold, silver, lead, zinc, copper, antimony, and non-metallic deposits as fluorite, barite, dolomite and coal deposits in Canada, United States of America, México, Guatemala, Costa Rica, Nicaragua, Ecuador, Venezuela, Perú, Bolivia, Chile, Brazil and Argentina.

4.	As a result of my experience and qualification I am a Qualified Person as defined in NI 43-101.

5.

I am presently a Principal Geologist with the international resource and mining consulting company of Pincock, Allen & Holt, Inc. and have been employed since December 2003, and was formerly employed by the same firm from 1988 to 1993.

6.

I have previously worked on the La Encantada Deposit North, as Division Manager of Exploration for Peñoles until 1985. As part of this study, I visited the project site from May 15–23, November 11-18, 2007 and October 29–31, 2008 for the purposes of observing site layout and infrastructure, examining the deposit geology, inspecting the underground mine, reviewing sampling procedures, reviewing available exploration and reserve and resource estimates and data, and discussing the project with site personnel.

Pincock, Allen & Holt	AMENDED AND RESTATED	24.1
90533 January 12, 2009

7.

I am the primary author of the Technical Report. I am responsible for all report sections including those report sections outside of my discipline of geology and resource estimates, which were prepared by other Pincock, Allen & Holt representatives that were qualified in those particular disciplines (mining, metallurgy and processing and economics), and FMS Legal Advisors for current status of mining concessions (Durango-based Legal Firm of Lic. Carlos Galván Pastoriza prepared on October 31, 2008), which I believe to be reliable work. I have visited the project in May and November 2007, and in October, 2008 and I have acted as Project Manager for the preparation of this Technical Report.

8.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

9.	I am independent of First Majestic Silver Corp. in accordance with the application of Section 1.4 of National Instrument 43-101.

10.	I have read National Instrument 43-101, Form 43-101F1 and this report has been prepared in compliance with NI 43-101 and Form 43-101F1.

11.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publications in the public company files, on their websites accessible by the public.

Dated in Lakewood, Colorado, this 12th day of January 2009

“Leonel López”

______________________________
Leonel López, C.P.G.

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90533 January 12, 2009

Richard Addison
165 So. Union Blvd., Suite 950
Lakewood, CO 80228
Phone (303) 986-6950
Fax (303) 987-8907
dick.addison@pincock.com

I, Richard Addison, P.E., C. Eng., Eur. Ing., for Pincock, Allen & Holt, Inc. of 165 S. Union Boulevard, Suite 950, Lakewood, Colorado, USA. This certificate applies to the Technical Report for the La Encantada Silver Mine, Coahuila State, Mexico dated January 12, 2009 (the “Technical Report”).

1.	My residential address is: 857 S. Van Gordon Court, #G207, Lakewood, Colorado 80228.

2.

I graduated from the Camborne School of Mines in England as an Honors Associate in 1964 and subsequently obtained a Master of Science degree in metallurgical engineering from the Colorado School of Mines in 1968. I have practiced my profession continuously since 1964.

3.

I am a Registered Professional Engineer (#3198) in the state of Nevada, USA, a Chartered Engineer in the U.K., and a registered European Engineer in the EU. I am a member of the American Institute of Mining, Metallurgical, and Petroleum Engineers and a member of The Institute of Materials, Minerals and Mining in the U.K.

4.

I have worked as a metallurgical engineer for a total of 44 years since my graduation from university and have been involved in the evaluation and operation of mineral properties for gold, silver, copper, lead, zinc, tin, aluminum, iron, potash, gypsum, limestone, barite, clay, sulfur, pyrite, oil shale, coal, and diamonds in the United States, Canada, Mexico, Dominican Republic, Honduras, Nicaragua, Costa Rica, Panama, Venezuela, Guyana, Peru, Ecuador, Bolivia, Argentina, Chile, Spain, Portugal, Britain, Bulgaria, Indonesia, Papua New Guinea, the Philippines, Japan, Tunisia, Ghana, Zambia, South Africa, Russia, Kyrghyzstan, Brazil, and Australia.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43- 101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.

I am responsible for the preparation of the paragraph summarizing ore processing in Section 3.0, Executive Summary; Section 18 Metallurgical Testing and Mineral Processing; those paragraphs covering ore processing in Section 21, Interpretations and Conclusions; Section 25.4, Mineral Processing Plant; and Section 25.7, Product Marketing.

7.

As of the date of the certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to disclose to make the technical report not misleading.

Pincock, Allen & Holt	AMENDED AND RESTATED	24.3
90533 January 12, 2009

8.	I am independent of the Issuer in accordance with Section 1.4 of NI 43-101.

9.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

10.

I consent to the filing of the Technical Report with any securities regulatory authority, stock exchange or other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated in Lakewood, Colorado, this 12th day of January 2009

“Richard Addison”

_______________________________________
Richard Addison, P.E., C. Eng., Eur. Ing.

Pincock, Allen & Holt	AMENDED AND RESTATED	24.4
90533 January 12, 2009

25.0         ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

25.1         Introduction

La Encantada Silver Mine is located in the municipality of Ocampo in the northwestern part of the state of Coahuila, Mexico. The mining district in which La Encantada is located is the David Contreras (La Encantada) district. Mining has been carried out in La Encantada area since the early 1940s with some limited extraction of high-grade lead-silver oxides from the skarn deposits of the area. Historically ore extraction in the district was done by underground methods, and this has been continued at La Encantada.

In the early 1970s a 60/40 joint venture was formed between Lacana Mining of Canada and Industrias Peñoles to develop and exploit the silver-lead orebodies discovered at La Encantada. The joint venture, operating under the name of Compañia Minera La Encantada, S.A. de C.V., sank two main production shafts for La Encantada project, the San Francisco and the Maria Isabel, and started exploitation of La Prieta high-grade silver chimney. The operator constructed a magnetic separation plant to process the ore at project inception, but two years later, replaced the plant with a 1,000 tonnes per day differential flotation plant. All products from this plant are concentrates, which were, and continue to be, marketed to the Peñoles Met-Mex smelter, located in the city of Torreón, Coahuila. Peñoles, as the operator, worked the mine steadily from 1974 until 1986, when it was stopped due to poor profitability. Peñoles restarted operations in 1990 after discovery of significant high-grade reserves.

During the 35 years Peñoles operated the property, about 6.0 million tonnes of mainly oxidized silver-lead ores, which averaged about 418 grams Ag and 9.9 percent Pb per tonne, were mined and processed. In 2003, Peñoles leased the mine to a small company, Desmín, S.A. de C.V., who operated it from 2003 until November 2006, when Desmín was acquired by First Majestic Silver Corporation (FMS) giving FMS control over the mine. FMS then acquired Minera La Encantada S.A. de C.V. (a wholly owned subsidiary of Peñoles) in March 2007 giving FMS complete ownership of the mine. There was no hiatus in the mine production program through the acquisition period, and Desmín continued the operations until First Majestic took over in late November 2006. First Majestic continued with Desmín’s development and production programs after the acquisition. FMS made several changes in early 2007, and current production is about 20,000 tonnes per month of oxidized silver-lead ores. Mill feed is not only derived from the underground mine, but also from old dump material left by both Peñoles and Desmín; the split for the first nine months of FMS operations in 2008 is about 15,000 tonnes per month from the mine and 6,000 tonnes per month from dump material. Ore is campaign-milled at the site in the differential flotation plant, which was originally constructed by Peñoles in the 1970s. The mine produces a silver-lead concentrate, and paid metal production is currently in average for the period of January to September about 112,800 ounces of silver and 235,300 pounds of lead per month.

The historic production from La Encantada has resulted in storage of about 5.0 million tonnes of mainly flotation tailings, which still contain significant silver values. The company is currently constructing a 3,500-tpd process plant in which the tailings will be reprocessed together with mine and dump ore, and silver and small amounts of gold will be recovered in a cyanide circuit with a Merrill-Crowe precious metals’ recovery system. FMS projects that 3.6 million ounces of silver will be produced per annum, of which 1.8 million ounces will be obtained from the old tailings and 1.8 million ounces will be obtained from processing mine ore and dump recovery ore. The new plant is scheduled for startup in the second quarter of 2009.

Pincock, Allen & Holt	AMENDED AND RESTATED	25.1
90533 January 12, 2009

25.2        Mine Design and Production

La Encantada mine has largely been developed below ore zones indicated from surface exploration work within a block about four kilometers long, 700 meters wide and 500 meters in height. The mine was initially developed from shafts as a conventional operation with rail haulage levels, and utilizing standard rail-bound loading and hauling equipment. Subsequently, La Encantada was converted to a mainly trackless operation, although rail haulage is still used on a few levels of the mine. The mine has been developed to the northeast of the shafts over a vertical range of about 400 meters from the surface (2,035 meters asl) to about the 1525 level (1,525 meters asl), where the water table has been encountered. The mine has not been developed into the large prospective area to the southwest of the shafts, which is situated at the southwest boundary of the developed mine area.

The San Francisco and María Isabel shafts were sunk by the Peñoles-Lacana joint venture, mainly for the development and extraction of the Escondida and La Prieta chimneys and these shafts continue to be used by the current operators. The collar elevations of both shafts, which are situated only about 100 meters apart, is 1,800 meters asl for the María Isabel, and 1805 meters asl for the San Francisco, and the depths of both are about 300 meters. Both the San Francisco and María Isabel Shafts provide access to the deeper levels of La Prieta and Escondida areas of the mine.

The southern-most María Isabel Shaft is L-shaped with a manway cut-out and it is equipped with two in-balance 3.7 -t capacity skips, and a man cage. The man cage capacity is about 15 people. The furnishings in the shaft are all constructed of steel, including dividers. The guides for the ore skips are cables, and the guides for the man cage are steel H-beams. The main air lines and electric power cables into the mine are installed in the manway compartment of the María Isabel Shaft. The María Isabel ore hoist is a 500-hp Canadian Ingersoll-Rand 2-drum hoist, and the man-hoist is a Vulcan 125-hp 1-drum hoist.

The rectangular San Francisco Shaft is set up for ore hoisting only, with only a small emergency manway located in a corner of the shaft. The Shaft is fitted with two in-balance 4.8 -t capacity skips, but has no man cage. The main pumping station for the mine is located on the San Francisco Shaft, and the mine pump lines are located in the shaft near the emergency manway. The San Francisco ore hoist is a 2-drum 400-hp Canadian Ingersoll-Rand unit.

The main access to the current mine operations the trackless Los Angeles adit at the 1,870 elevation. This working has been enlarged to accommodate 20-t capacity highway-type dump trucks for ore and waste haulage from the mine. Drifts and ramps are driven at a cross-section of about 3 X 3 meters, and then enlarged to accommodate the larger dump trucks to about 4.5 X 5.0 meters in section. Most ramps are driven at a maximum gradient of 15 percent. Many areas of the mine are unsupported, but in a few places, shotcrete and/or rock bolts and wire mesh or combinations of the same have been installed. In heavy ground areas, it has been necessary to install steel arches with timber lagging. FMS develops most of its short raises (<60 meters) by conventional methods, and most raises are driven at a cross-section area of about 1.5 X 1.5 meters. Historically long ore and waste pass raises, ventilation raises, etc. have been developed by raise boring contractors, and FMS will continue this policy as the need arises.

Pincock, Allen & Holt	AMENDED AND RESTATED	25.2
90533 January 12, 2009

A ramp system in the interior of the mine provides access for low-profile diesel mobile equipment up to the 2035 level and down to the 1635 level. The portion of the main ramp above the 1870 level is being enlarged to accommodate the highway-type dump trucks. Peñoles established the 1790 main rail haulage level (from the María Isabel Shaft) to the stoping and exploration areas northeast of the shaft. In addition a rail level was also developed at the 1635 level. Both the rail levels are still in use. A longitudinal section of the mine with major shafts, and levels are included in Figure 9-2 of this report.

Mining operations at La Encantada mine are partially mechanized. Drilling of headings for both development and stoping is accomplished using pneumatic hand-held jackleg machines. Loading and tramming is done with diesel-powered, low profile front-end loaders (load-haul-dumps, or LHD’s), and haulage is usually with highway-type diesel rear-dump trucks, or battery powered rail haulage trains.

Before FMS acquired La Encantada from the previous operator, Desmín, little exploration and development work had been done in the mine. Since taking over the operation in November 2006, FMS has undertaken an intensive exploration and development effort. As stated above, some mine workings are being slashed out to accommodate highway-type dump trucks, but the advance for these is not included in the development totals.

A diagram of typical drilling patterns for the different sizes of drifts and ramps driven in La Encantada Mine are shown in Figure 25-1.

During the first 9 months of 2008, the average development advance is about 570 meters per month. About 146 meters per month are classified as exploration, and the remaining 424 meters per month are for stope preparation and other development. The development totals for 2008 are shown in Table 25-1.

The principal mining method employed at La Encantada is overhand mechanized cut-and-fill (Figure 25-2), utilizing development waste for fill. Ramps are driven in the orebodies and stopes are developed from sill drifts driven in the ore zones and slashed out the full width of the ore. Stopes are drilled with jacklegs, and the main blasting agent is a commercial ammonium nitrate product, which is initiated with sausages of water-gel explosive primed with cap and fuse. Rounds are fired with Ignitacord (B-cord) as the fuse initiator. Stopes are mucked with rubber-tired 1.0 - to 3.5 yd3 Load-Haul-Dump (LHD’s) machines, which also tram the broken ore to ore passes or remuck stations. Completed stope cuts are backfilled with development waste, which is passed through raises into the stope or trammed into the stope with the LHD units.

Pincock, Allen & Holt	AMENDED AND RESTATED	25.3
90533 January 12, 2009

Cross Section A
29 Holes Loaded
5 Holes Empty
Cross Section B
29 Holes Loaded
5 Holes Empty
Note: Length of Drilled Rounds
1.8 m and 2.4 m at 40. mm
Diameter Holes
Cross Section C
28 Holes Loaded
3 Holes Empty
Cross Section D
29 Holes Loaded
5 Holes Empty

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	FIRST MAJESTIC SILVER Corp.	FIGURE 25-1 TYPICAL DRILL HOLE PATTERNS for DRIFTS, CROSSCUTS and RAMPS	Dec/2008
Project No. 30533	Project Name La Encantada NI 43-101 Technical Report		Drawing Name Fig.25-1.dwg

10200-N
10150-N
10100-N
9950-E
10000-E
10050-E
10100-E
Ramp 02
Distance 40 m
Perimeter Ramp
Ore Body 660
Ramp 01
Stope Access
Ventilation Raise
PLAN VIEW
SECTION A - A'
VERTICAL LONGITUDINAL SECTION
ELEV-1620
Perimeter Ramp
First Stope Access
Second Stope Access
Third Stope Access
New Stope Access
SECTION B - B'
SCALE
0 7.5 15 30 METERS

Project No. 90533

Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.

Project Name
La Encantada NI 43-101 Technical Report

Date of Issue
Dec/2008

Drawing Name
Fig.25-2.dwg

TABLE 25-1
First Majestic Silver Corp.
Minera La Encantada, S.A. de C.V.
La Encantada Silver Mine
2008 Exploration and Mine Preparation Advances (Lineal Meters)
Month	Exploration	Mine Preparation	Total Advance
January	417	137	553
February	208	139	347
March	121	324	445
April	63	264	327
May	92	448	540
June	170	521	691
July	123	644	767
August	57	675	733
September	61	665	725
Totals	1,312	3,817	5,128

A modification of overhand cut and fill stoping that has been adopted for extraction of some breccia pipes and chimney orebodies is post pillar stoping, which is essentially a room and pillar method, but on multiple horizons. Post-pillar stopes in La Encantada mine are backfilled with waste, and are mined overhand progressing from the sill level to the next level above. Most development ramps for post pillar stoping are developed in waste outside the orebody. All other parameters for stoping the post pillar areas are the same as for a standard mechanized overhand cut and fill stope. A diagram of a typical La Encantada post pillar stope is shown in Figure 25-3.

Stope production is about 11,200 tonnes per month, and there are currently about 15 stopes in production. The monthly mine production for 2008 is shown in Table 25-2.

TABLE 25-2
First Majestic Silver Corp.
Minera La Encantada, S.A. de C.V.
La Encantada Silver Mine
Mine Production for 2008 (wet metric tonnes)
Month	Ore from Stopes	Ore from Development	*Total Ore Mined	Average Head Grade
January	7,639	5,997	13,635	382
February	11,207	2,634	13,840	344
March	13,282	2,661	15,942	304
April	11,471	1,717	13,187	344
May	13,834	2,182	16,015	302
June	13,110	4,374	17,483	384
July	11,089	5,272	16,360	298
August	9,733	4,963	14,695	314
September	10,373	4,795	15,167	302
Totals	101,734	34,591	136,326	330
*Totals will not coincide with totals for process due to moisture content of mine ore, which is normally < 6 percent.

Much of La Encantada mine development and stoping work is done by outside contractors, using company equipment. Mucking and haulage operations are done with company crews, and maintenance and other mine services are also done with company personnel. If the company does not have sufficient personnel to operate the mobile mucking and haulage equipment, the contractors will operate the equipment for extra fees. Ore haulage to the mine patios is done with contractor dump trucks, and ore transfers from the patios to the mill crusher bins are also done with outside contractors using their own trucks.

Pincock, Allen & Holt	AMENDED AND RESTATED	25.6
90533 January 12, 2009

11000-E
11050-E
11100-E
11150-E
11300-N
11250-N
Access
Projected Stope Access Ramp -15%
1720
NE - SW CROSS SECTION HROUGH STOPE PANELS
Vertical Section of Stope Access Crosscut
Perimeter Ramp
NE - SW CROSS SECTION THROUGH STOPE PANELS
SCALE 0 7.5 15 30 METERS

Project No. 90533

Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.

Project Name
La Encantada NI 43-101
Technical Report

Date of Issue
Dec/2008

Drawing Name
Fig.25-3.dwg

FMS plans to eventually reinitiate extraction of La Prieta and La Escondida abandoned chimneys, which were first mined by caving methods by Peñoles in the early years of the mine operation. The workings for the extraction of both chimneys caved in and were lost, with much waste rock material dumped into the glory-holes which had holed through to the surface. The purpose of the waste rock was to stabilize the areas proximal to the chimneys. Some ground movements have occurred in the form of concentric cracks around the ore boundaries of the chimneys, and since the chimneys are situated very near to both the main production shafts, ground movements could affect the stability of these installations. In fact some cracks in the walls of hoist room of the San Francisco shaft have been noted, apparently as a result of caving of the chimneys. Extraction of remnants left in these chimneys is technically possible, but should be delayed until the two shafts are no longer required for production or service. PAH recommends that FMS commission an updated geotechnical study and evaluation of the old mining areas near the shafts, so that any potential problem will be revealed and mitigation steps taken.

Mine ventilation is through natural air flows into and out of the mine. The maximum intake airflow is about 40,000 ft³/min. (25 m³/sec.), which is actually air flowing into the upper part of the mine through old mine workings. The maximum exhaust air flow is about 88,000 ft³/min. (54 m³/sec.) through the Los Angeles Adit level (1865 level), which is above most of the current active mining levels. From Figure 25-4 it can be appreciated that the air flows in most of the mine are very small. Although aided by using auxiliary axial fans, there is much heat buildup and stagnant air in many of the active mine workings. This problem is compounded by the use of diesel mobile equipment in the mine. The ventilation system requires a substantial up grade, and First Majestic should commission a ventilation study with independent experts, and then proceed to install major fan(s), booster fans and air-flow regulators to conduct much greater volumes of fresh air into the mine. PAH recommends that FMS commission an in-depth study of the ventilation system as a first step toward upgrading it.

A separate mine dump recovery effort continues at the mine site. This operation consists of the excavation and screening of old dump material from the previous operations, and transporting the screened product to the mill ore bins as supplemental mill feed material. The company uses a portable screening plant for the operation and the recovery operation is conducted by a combination of company operators and contractors. This material has been viable if screened to remove coarse waste material, and screened material recovered and processed totaled 42,154 tonnes at an average grade of about 119 gpt Ag during the first nine months of 2008. A summary of the month by month screened dump material recovered and processed during the first nine months of the year is shown in Table 25-3.

The mine currently operates on two 12-hour shifts per day, 7 days per week. Crews currently work two weeks at site with one week off. Both contractor crews and company personnel work the same shift schedule. Most company and contractor personnel live in the town of Muzquiz, Coahuila, which is situated about 210 km on paved highways to the northwest of the La Encantada Mine.

Pincock, Allen & Holt	AMENDED AND RESTATED	25.8
90533 January 12, 2009

INTAKE THROUGH
OLD WORKINGS
±40,000 ft³/min
CEDRITOS
SAN JAVIER
ROBINS EXTRACTION
BOREHOLE
12,137 ft³/min
BONANZA
ADIT LEVEL
N. 2035 Leve
5,735 ft³/min
4,000 ft³/min
25,308 ft³/min
LOS ANGELES ADIT LEVEL
1865 Level
1840 Level
1790 Level
1750 Level
1720 Level
1672 Level
1635 Level
1535 Level
88,094 ft³/min
10,300 ft³/min
SAN FRANCISCO SHAFT
8,070 ft³/min.
Ma. ISABEL SHAFT
13,792 ft³/min.
PLOMO 1 SHAFT
PLOMO 2 SHAFT

AIR FLOW and TABLE

AIR INTAKES		EXHAUST AIR	
PLOMO 1 SHAFT	4,000 ft³/min	LOS ANGELES ADIT	88,094 ft³/min
BONANZA ADIT	12,137 ft³/min	MARIA ISABEL SHAFT	13,792 ft³/min
PLOMO 2 SHAFT	25,308 ft³/min		
1840 EXHAUST VENT RAISE	5,735 ft³/min		
SAN FRANCISCO SHAFT	8,070 ft³/min		
INTAKE THROUGH OLD MINE WORKINGS	40,000 ft³/min		
TOTAL	95,250 ft³/min	TOTAL	101,886 ft³/min

Project No. 90533

Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.

Project Name
La Encantada NI 43-101
Technical Report

Date of Issue
Dec/2008

Drawing Name
Fig.25-4.dwg

TABLE 25-3
First Majestic Silver Corp.
Minera La Encantada, S.A. de C.V.
La Encantada Silver Mine
Mine Dump Production for 2008 (dry metric tonnes)
Month	Ore Mined & Milled	Average Grade
	(tonnes)	(gpt Ag)
January	-	-
February	-	-
March	3,280	155
April	8,229	118
May	6,859	108
June	3,799	159
July	6,270	119
August	7,558	107
September	6,158	101
Totals	42,153	119

The company is currently transporting many personnel to and from Muzquiz to the mine site in a company bus. Peñoles constructed and maintained about 180 houses, as well as a primary school, stores and recreational facilities in the proximity of the mine site, and FMS has refurbished some of the housing and ancillary facilities to accommodate the workforce in company-controlled living quarters: presently much of the housing is occupied by contractor personnel, who are working on construction of the new 3,500-tpd cyanide plant.

The current mine workforce as of September 30, 2008 totals 490 people including contractors. There are currently 123 contractors on site, who are engaged in the new cyanide plant construction. A summary of personnel at La Encantada as of the end of September is shown in Table 25-4.

The operations budget for the first 9 months of 2008 is for milling of 136,816 tonnes from the mine and 53,734 tonnes from the old mine dumps. The average grades to the mill are budgeted at 345 gpt Ag for the mine and 104 gpt Ag for the dumps. The actual mine tonnes milled through the nine-month period total 136,327 tonnes and actual grades through the first 9 months of 2008 have averaged 352 gpt Ag. The actual mine dump tonnes removed and processed for the first 9 months of 2008 total 42,154 tonnes at an average grade of 119 gpt Ag. A summary of the 2008 mining and milling budgets for both the underground mine and the surface mine dump recovery is found in Table 25-5.

25.3            Mine Equipment

Most of the mine equipment used at La Encantada was inherited from the previous operator; Desmín and Desmín acquired most it from Peñoles. As can be appreciated from the table below, much of the mine mobile equipment fleet is very old, and FMS management has started a program of replacing much of the older equipment in the fleet. In fact the company has a purchase agreement with a major supplier, Sandvik, to acquire new modern mobile mine equipment. In addition to supplying the equipment, Sandvik contractually agrees to maintain it. The 2008 mine capital expenditures program included purchase of mobile equipment units in several sizes, ranging from 1.0 -yd3 to 3.5 -yd3 capacity, of primarily diesel-powered LHD’s. A summary of La Encantada mine equipment is shown in Table 25-6.

Pincock, Allen & Holt	AMENDED AND RESTATED	25.10
90533 January 12, 2009

TABLE 25-4
First Majestic Silver Corp.
Minera La Encantada, S.A. de C.V.
La Encantada Silver Mine
La Encantada Mine Manpower, Including Contractors (September 30, 2008)
Department & Category	Company		Mine Contractors	Totals
	Hourly	Staff
SITE ADMINISTRATION
Manager & General Office	7	13		20
Safety & Environment	2	2		4
Sub-Total	9	15		24
MINE
Miners, helpers, etc.			148	148
Equipment operators, etc.	36			36
Supervision, admin.		6	5	11
Sub-Totals	36	6	153	195
MINE TECHNICAL SUPPORT
Engineering & Planning	5	1		6
Geology	2	7		9
Sub-Total	7	8		15
MINE DUMP RECOVERY
Dump recovery	5			5
Supv. & Admin.		1		1
Sub-Total	5	1	0	6
MILL & PROCESS PLANT
Mill & Plant	36	5		41
Assay Laboratory	6	2		8
New mill plant construction		4	123	127
Sub-Total	42	11	123	176
MAINTENANCE
Mine & plant maintenance	38			38
Supv. & Administration		7	2	9
House keeping & construction			27	27
Sub-Total	38	7	29	74
TOTALS	137	48	305	490

25.4               Mineral Processing Plants

25.4.1            Flotation Plant

Principal parameters of the flotation ore processing plant, including concentrate freight, smelting and refining values, are presented in Table 25-7 and a listing of the principal equipment is shown in Table 25-8. A general flow diagram of the plant is provided in Figure 25-5 and a more detailed flow diagram of the flotation section is provided in Figure 25-6. The plant was constructed in 1973 and at that time incorporated magnetic separation. In 1977 the plant was modified to convert it to flotation separation.

Pincock, Allen & Holt	AMENDED AND RESTATED	25.11
90533 January 12, 2009

TABLE 25-5
First Majestic Silver Corp.
Minera La Encantada, S.A. de C.V.
La Encantada Silver Mine
2008 Production versus 2008 Operating Budget
MONTHS	Ore Milled from Mine	Budgeted Ore Milled from Mine	Mine Ore Variance	Silver Head Grade from Mine	Budgeted Silver Mine Head Grade	Head Grade Variance	Ore Milled from Dumps	Budgeted Ore Milled from Dumps	Dump Ore Variance	Dump Ore Silver Head	Dump Ore Budgeted Silver Head Grade	Head Grade Variance	Total Tonnes Milled	Total Tonnes Budgeted for Milling	Variance Total Milled Ore	Average Silver Head Grade	Budgeted Average Silver Head Grade	Variance Average Silver Head Grade
	(tonnes)	(tonnes)	(tonnes)	(gpt Ag)	(gpt Ag)	(gpt Ag)	(tonnes)	(tonnes)	(tonnes)	(gpt Ag)	(gpt Ag)	(gpt Ag)	(tonnes)	(tonnes)	(tonnes)	(gpt Ag)	(gpt Ag)	(gpt Ag)
January	13,068	13,875	(807)	350	370	(20)	0	7,125	(7,125)	0	100	(100)	13,068	21,000	(7,932)	350	278	72
February	17,805	13,875	3,930	332	380	(48)	0	7,125	(7,125)	0	100	(100)	17,805	21,000	(3,195)	332	285	47
March	18,728	13,875	4,853	392	353	39	3,280	7,125	(3,845)	155	100	55	22,008	21,000	1,008	357	267	90
April	12,722	13,875	(1,153)	525	353	172	8,229	7,125	1,104	118	100	18	20,951	21,000	(49)	365	267	98
May	15,283	13,875	1,408	419	353	66	6,859	7,125	(266)	108	100	8	22,142	21,000	1,142	323	267	55
June	16,301	13,875	2,426	251	353	(102)	3,799	7,125	(3,326)	160	100	60	20,100	21,000	(900)	234	267	(33)
July	15,653	16,944	(1,291)	298	323	(25)	6,271	3,906	2,365	119	120	(1)	21,924	20,850	1,074	247	285	(38)
August	13,109	17,311	(4,202)	320	319	1	7,558	3,539	4,019	107	120	(13)	20,667	20,850	(183)	242	285	(43)
September	13,658	17,311	(3,653)	304	319	(15)	6,158	3,539	2,619	101	120	(19)	19,816	20,850	(1,034)	241	285	(44)
Totals 2008	136,327	134,816	1,511	352	345	7	42,154	53,734	(11,580)	119	104	15	178,481	188,550	(10,069)	297	276	21

TABLE 25-6
First Majestic Silver Corp.
Minera La Encantada, S.A. de C.V.
La Encantada Silver Mine
Summary of Major Mine Equipment for Encantada Mine
MOBILE EQUIPMENT
No.of Units	Description of Unit	Make & Model	Size or Other	Date(s) Acquired
1	LHD (load-haul-dump)	Wagner Micro-Scoop (Atlas Copco)	½ yd3	2007
2	LHD (load-haul-dump)	Wagner ST-1A (Atlas Copco)	1 yd3	1995
2	LHD (load-haul-dump)	Wagner ST-2D (Atlas Copco)	2yd3	Unknown
2	LHD (load-haul-dump)	Wagner ST-2D (Atlas Copco)	2yd3	1989
2	LHD (load-haul-dump)	Wagner ST-2D (Atlas Copco)	2yd3	1995 & 1996
2	LHD (load-haul-dump)	Wagner ST-2D (Atlas Copco)	2yd3	1998
1	LHD (load-haul-dump)	Tamrock Toro (Sandvik)	1yd3	2007
1	LHD (load-haul-dump)	Tamrock Toro (Sandvik)	1½ yd3	2007
1	LHD (load-haul-dump)	Tamrock Toro (Sandvik)	2yd3	2007
1	LHD (load-haul-dump)	Tamrock Toro (Sandvik)	4yd3	2007
1	Mine Truck-Teletram	EJC (Sandvik)	10 tonnes	2000
1	Mine Truck-Teletram	EJC (Sandvik)	13-tonnes	2007
1	Electro-Hydraulic Drill Jumbo	Tamrock (Sandvik)	Single boom	Unknown
2	Diesel Locomotives	Plymouth	8 tonnes	1997
1	Front-End Loader	Caterpillar 938-G	3.0 yd3	2005
1	Front-End Loader	Michigan M-75	2½yd[3]	Unknown
1	Front-End Loader	Caterpillar 928-G	2.5yd3	1998
1	Mine Tractor	Ford-New Holland 5610	NA	1995
1	Mine Tractor	Ford New Holland 6600	NA	Unknown
1	U/G Road Grader	Huber F-1700	?	1979
15	Rail Mine Cars	Granby-Type	2.8 M3 Each	Unknown
MINE HOISTS
1	Two-Drum Ore Hoist MARIA ISABEL SHAFT	Canadian Ingersoll-Rand Motor - 500 hp, 2200 v, 705 rpm	72- X 54-in Drums 450 Meters, 11/8-in CABLES	Unknown
1	One-Drum Man Hoist MARIA ISABEL SHAFT	Vulcan Ironworks Motor - 125 hp, 440v, 705 rpm	Drum Size - N.A. 450 Meters, 1¼-in.Cable	Unknown
1	Two-Drum Ore Hoist SAN FRANCISCO SHAFT	Canadian IngersollL-Rand Motor - 400 hp, 2300v, 505 rpm	72-X54-in Drums 450 Meters, 11/8-in Cables	Unknown
MINE STATIONARY AIR COMPRESSORS
1	Air Compressor	Ingersoll-Rand 440 hp, Reciprocating, XLE	2,400 cfm	Unknown
1	Air Compressor	Sullair 350 hp, Screw, 25-300L	1,600 cfm	Unknown
PNEUMATIC DRILLING EQUIPMENT
10	Stoper Rock Drills	Mid-Western Machinery	N.A.	Unknown
2	Jackleg Rock Drills	Gardner-Denver, 58F	N.A.	Unknown
16	Jackleg Rock Drills	Refacciones Pneumaticas De San Luis Potosi, S.A.	N.A.	Unknown
DIAMOND DRILLING EQUIPMENT
1	U/G Diamond-Drill Rig	Diamec Model 250 (Atlas-Copco)	Wireline	Unknown
OTHER MINE EQUIPMENT
1	Mine Ventilation Fan	Spendrup	350 hp, 3,500 m3 permin.	Unknown
2	Mine Dewatering	Gardner-Denver	Duplex, 30 hp electric motor	Unknown
2	Mine Dewatering	Sulzer	300hp, 23.6 l/sec.	Unknown
1	Mine Dewatering	Unknown	40 hp electric motor	Unknown
1	Mine Pickup	GMC, Series 1 GTC C	Diesel pickup	1995

Pincock, Allen & Holt	AMENDED AND RESTATED	25.13
90533 January 12, 2009

TABLE 25-7
First Majestic Silver Corp.
Minera La Encantada, S.A. de C.V.
La Encantada Silver Mine
Flotation Plant, Principal Parameters
Parameter	Units	Mine	Dumps	Combined
Plant Capacity
Annual	thousand tonnes/year			300
Daily	tonnes/day			800
Actual Throughput Rate
Annual	thousand tonnes/year	180	55	235
Daily	tonnes/day	500	150	650
Ore Grade
Silver	grams/tonne	350	120	300
Lead	percent	2.5	1.5	2.3
Recovery
Silver		60	55	60
Lead		25	25	25
Concentrate Grade
Silver	grams/tonne	8,000	4,500	7,500
Lead	percent	25	25	25
Concentrate Quantity	dry tonnes/year			5,500
Primary Grind	percent minus 200 mesh			55-60
Plant Operating Cost	$/tonne ore			6.32
FSR Values
Freight cost	$/dry tonne concentrate			109
Smelting cost	$/dry tonne concentrate			505
Refining cost	$/payable kg silver			48
Payables
Silver	percent			95
Lead	percent			90

TABLE 25-8
First Majestic Silver Corp.
Minera La Encantada, S.A. de C.V.
La Encantada Silver Mine
Flotation Plant, Principal Equipment List
		Qty.	Qty.
Item	Type/Size	Oper.	Instal.
Coarse ore bin	100-tonne capacity, stationary grizzly
	on top with 12-inch openings	1	1
Primary crusher	Jaw, 24- x 36-inch	1	1
Vibrating screens	6- x 14-ft, 3/8-inch openings	2	2
Secondary crusher	Cone, 4-1/4-ft	1	1
Crushed ore silos	500-tonne capacity	2	2
Ball mill	9.5-ft dia. x 11-ft long, overflow	1	1
Cyclone feed pumps		1	2
Cyclones	20-inch dia.	1	2
Sulfide flotation cells	Galigher, 100-ft3	12	12
Oxide flotation cells	Galigher, 100-ft3	10	10
Tailings thickener	125-ft dia.	1	1
Concentrate thickener	50-ft dia.	1	1
Concentrate filter	Larox pressure filter	1	1

Pincock, Allen & Holt	AMENDED AND RESTATED	25.14
90533 January 12, 2009

COARSE ORE
BIN
1000 T
Jaw Crusher
24" X 36"
Conveyor 1
Screen 1 and 2 3/8 "
SCREENING
Cone Crusher 51 "
Conveyor 3
Conveyor 4
3/8 "
Conveyor 2
CRUSHING PLANT
SILO 1
500 T.
SILO 2
500 T.
FINE ORE
COARSE ORE
MILLING
Ball Mill 9 ½ x 11 ft
FLOTATION PLANT
CONVENTIONAL
CELLS
HEAD SULPHIDES
FINAL
CONCENTRATES
FINAL
TAILS
HEAD
OXIDES
TANK 125 ft
TAILINGS DAM
THICKENER
TANK 50 ft
FILTER-PRESS
CONTRACTION
SHIPPING
FRESH WATER
RECOVERED
WATER
♦FRESH WATER IS OBTAINED FROM TWO WEELS (CHATA AND G5)
♦THE FRESH WATER AND RECLAIM FEEDS TO MILL, FILTER PRESS, 125ft THICKENER TANK AND COOLING SYSTEM IN CRUSHING TANK
MILL SUPERINTENDENT
ING. XAVIER VELAZQUEZ A.

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	FIRST MAJESTIC SILVER Corp.	FIGURE 25-5 FLOTATION PLANT GENERAL FLOW DIAGRAM	Dec/2008
Project No. 90533	Project Name La Encantada NI 43-101 Technical Report		Drawing Name Fig.25-5.dwg

Ore is from two sources: from the underground mine and from old mine dumps with the mine contributing about 71 percent of the feed while the processing of dump material accounts for the rest. The dump rock is screened ahead of the plant which results in upgrading the rock to about twice the grade of unscreened material. Mine and dump ore are not mixed; they are campaign processed through the plant.

The plant is a simple flotation plant in a single-line arrangement. Crushing is accomplished using two stages of crushing closed on the second stage, and the ore is milled in a single ball mill closed with a cyclone. The mill is rubber lined and is charged with 2-1/2-inch diameter grinding balls. Sulfide minerals and oxide minerals are floated sequentially and both circuits incorporate just one stage of cleaning.

Concentrates from both the sulfide and oxide circuits are combined in a concentrate thickener. Thickened concentrates are filtered on a pressure filter press and the filtered concentrate, which contains about 20 percent moisture, is sun dried on a concrete patio to about 10 percent moisture, then trucked to the Peñoles smelter at Torreón.

Tailings are thickened and then pumped to a nearby tailings containment. Tailings thickener overflow and the decant water from the tailings containment are pumped to a recycle-water tank and reused in the process.

25.4.2           Cyanidation Plant

La Encantada is currently building a 3,500 tonne per day cyanidation plant. The plant is expected to commence operations in the April 2009. Feed to the plant will be reclaimed tailings and the mined ore and waste dump rock currently processed in the existing flotation plant. The crushing and grinding of the mined ore and waste dump rock will continue to be done in existing crushing and grinding equipment. The cyanidation plant will incorporate a mill for mild regrinding of reprocessed tailings.

Principal parameters of the cyanidation plant are presented in Table 25-9 and a listing of the principal equipment is shown in Table 25-10. A general flow diagram of the plant is provided in Figure 25-7 and the layout of the plant is shown in Figure 25-8.

Tailings from the new plant will be pumped to new lined tailings containment in a small valley below the plant. Decant water from the tailings will be pumped back to the plant and reused in the process.

25.5        Infrastructure

The infrastructure for La Encantada was very well developed by the previous operators, especially Peñoles. The operations support facilities, located near the plant, include administrative offices, a medical clinic, warehouse, airstrip, assay laboratory, power generation plant, fuel storage facilities, maintenance shops, mine compressor building, surface maintenance shop, mine dry, water storage tanks, employee hotel and dining hall, contractor offices and security guard shack. The Maintenance Department operates from the surface shops, and also from an underground shop (840 level), located near the center of the mine. Road maintenance is done with a fleet of company tractors, road grader and wheel loaders. Dump trucks for ore haulage and road maintenance are largely vehicles contracted locally. The company has a passenger bus for transporting operations personnel to and from the town of Muzquiz, where most employees have homes.

Pincock, Allen & Holt	AMENDED AND RESTATED	25.16
90533 January 12, 2009

Conditioner
Mill Discharge
SULFIDE CIRCUIT
Cleaner
Rougher
Middling
Scavenger
Final
Concentrate
Transfer
Pump
Cleaner
Rougher
Middling
Scavenger
Final
Tails
OXIDE CIRCUIT
Conditioner

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	*FIRST MAJESTIC SILVER Corp.*	FIGURE 25-6 FLOTATION PLANT FLOTATION FLOW DIAGRAM	Dec/2008
Project No. 90533	Project Name La Encantada NI 43-101 Technical Report		Drawing Name Fig.25-6.dwg

TABLE 25-9
First Majestic Silver Corp.
Minera La Encantada, S.A. de C.V.
La Encantada Silver Mine
Cyanidation Plant, Principal Parameters (FMS Cash Flow Model)
Parameter	Units	Mine & Dumps	Tailings No. 1	Tailings No. 2	Combined
Plant Throughput
Annual	thousand tonnes/year	200	180	620	1,000
Daily	tonnes/day	700	628	2,172	3,500
Ore Grade, Silver	grams/tonne	350	72	168	187
Silver Recovery	percent	78	52	48	59
Silver Production
Annual	tonnes/year				110
Annual	thousand ounces/year				3,600
Particle Size
Feed	percent minus 200 mesh				~70
Product	percent minus 200 mesh				~85
Power Consumption	kilowatt-hours/tonne				4.0-4.5
Plant Operating Cost	$/tonne ore				6.60

TABLE 25-10
First Majestic Silver Corp.
Minera La Encantada, S.A. de C.V.
La Encantada Silver Mine
Cyanidation Plant, Principal Equipment List
Item	Size	hp each	Qty. Oper.	Qty. Instal.
Semi-rich solution tank	11.5-m dia. x 12.6-m high		1	1
Water monitor pumps		75	2	3
Water monitors			2	2
Repulping bins			2	2
Vibrating screens		10	2	2
Slurry mix tanks	9-m dia. x 10-m high	60	2	2
Attritioning tanks	5-m dia. x 2-m high	100	2	2
Ball mill	10.5-ft dia. x 14-ft long	900	1	1
Cyclone feed pumps		200	2	2
Cyclones	20-inch dia.		4	4
Primary thickener	125-ft dia. x 10-ft high	13	1	1
Leach tanks	30-ft dia. x 43-ft high	60	17	17
Intermediate thickener	125-ft dia. x 10-ft high	13	1	1
CCD thickeners	125-ft dia. x 10-ft high	13	4	4
Semi-rich solution tank	12-m dia. x 13-m high		1	1
Dirty pregnant solution tank	12-m dia. x 13-m high		1	1
Clarifying filters			2	3
Clean pregnant solution tank	12-m dia. x 13-m high		1	1
Deoxygenation towers			2	2
Vacuum pumps			2	2
Zinc dust feeders			2	2
Press feed pumps			2	3
Precipitate filter presses			4	4
Precipitate dryer			1	1
Barren solution cistern			1	1
Emergency pond			1	1

Pincock, Allen & Holt	AMENDED AND RESTATED	25.18
90533 January 12, 2009

DEPOSITO TEMPORAL DE JALES DE INICIO DE OPERACIONES
SOLUCION SEMIRICA A PLANTA 1
DE PLANTA EXISTENTE
VER NOTA 1
VER NOTA 2
VER NOTA 6
PENDIENTE EQUIPO PARA RECUPERACION DE AGUA
ESPESADOR PLANTA 1
RECUPERACION PRECAPA Y AGUA DE LAVADO
FOSA DE SOLUCION
FUNDICION
FOSA DE REC. SOL. ESTERIL
DIAGRAMA DE FLUJO Y BALANCE DE AGUA
SIMBOLOGIA
AGUA FRESCA
AGUA ESTERIL
SOLUCION SEMI RICA
SOLUCION RICA
CORRIENTE DE PROCESO
CORRIENTE DE SERVICIO

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	FIRST MAJESTIC SILVER Corp.	FIGURE 25-7 CYANIDATION PLANT FLOW DIAGRAM	Dec/2008
Project No. 90533	Project Name La Encantada NI 43-101 Technical Report		Drawing Name Fig.25-7.dwg

1
2
3
4
5
6
7
8
9
10
11
12

1. Existing Tailings
2. Slurrying
3. Attritions and Screening
4. Regrinding
5. Reagent Preparation
6. Primary and Intermediate Thickeners
7. Leaching
8. Counter Current Thickeners
9. Plant Merrill Crowe
10. Power generators
11. General Offices
12. Emergency Pond

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	FIRST MAJESTIC SILVER Corp.	FIGURE 25-8 CYANIDATION PLANT GENERAL LAYOUT	Dec/2008
Project No. 90533	Project Name La Encantada NI 43-101 Technical Report		Drawing Name Fig.25-8.dwg

The company also has a town constructed by Peñoles, and which is partially occupied at this time. The town site has 180 housing units of which 80 percent are occupied. There is also a kitchen/dining room for salaried staff and some contractor managers and visitors, a primary school, a church, a store, recreational facilities, etc.

The electric power for the operation and supporting infrastructure is generated on-site. The power generation plant consists of three General Motors 3,250 KVA diesel-powered motor generators. In addition there are two 1,000 KVA CAT D399 motor-generator sets for site power, when the mill and process plant are idle. Power consumption is presently about 800,000 kilowatt-hours per month. The new cyanide leach plant will have its own generating plant.

Potable water for the offices and employee housing is derived from a well in the mine, which penetrates below the water table. The industrial water for the mine and plant is obtained from a series of wells located about 25 kilometers from the site. A system diagram for the industrial water is shown in Figure 25-9. This water is pumped to and stored in a number of storage tanks located throughout the plant and mine site.

Communications to and from La Encantada is via satellites, both for wireless internet information systems, and also for the telephone system. Currently the telephone system has two lines. La Encantada has a site radio system for instant communications between all Supervisors and Managers, and all surface vehicle operators also have radio communication capabilities.

There is a FMS owned airstrip located in the broad valley to the northwest of the mine site. This strip is suitable for light planes, and is used for flying in supplies, or for transporting mine personnel, visitors and others into and out of La Encantada, and other nearby locations. The airstrip is 1,200 meters long, 17 meters wide, and has a gravel surface.

The site is connected with the national highway system and, although in a remote location, La Encantada is reasonably accessible. The access to the mine from the town of Muzquiz, Coahuila, which lies to the northeast of La Encantada, accessible via a 45 kilometers of gravel road, and then another 170 kilometers on a paved highway to Muzquiz.

Pincock, Allen & Holt	AMENDED AND RESTATED	25.21
90533 January 12, 2009

Pista Pump Station
(1) 300 HP Pump
8"
Line
6"
Line
Mine and
Plant Site
Granizo Pump Station
(1) 300 HP Pump
10"
Line
G-2 Well
(18"Ø 150m deep 8 l/sec)
6"
Line
4"
Line
G-5 Well
(18"Ø 250m deep 13 l/sec)
6"
Line
CH-1 Well
(14"Ø 210m deep 7 l/sec)
2 Km
Unnamed Well
(No Power or Pipe Connection)

Prepared by	Drawing Provided by/Prepared for		Date of Issue
pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950	FIRST MAJESTIC SILVER Corp.	FIGURE 25-9 WATER SUPPLY SYSTEM DIAGRAM	Dec/2008
Project No. 90533	Project Name La Encantada NI-101 Technical Report		Drawing Name Fig.25-9.dwg

25.6          Product Marketing

FMS has a purchase agreement with MET-MEX Peñoles located in the city of Torreón, State of Coahuila, México. The purchase agreement establishes the obligation to sell all mineral production from La Encantada mine to the Peñoles smelter assuming other more competitive rates are not available to FMS. This, however, is the natural market for concentrates since the MET-MEX Peñoles smelter is the closest such facility for shipping La Encantada concentrates. The contract between La Encantada and Peñoles for sales of bulk flotation concentrate is typical for this product.

La Encantada purchase contract of concentrates with Peñoles includes typical conditions and related charges as follows:

Each lot is weighed upon receipt and sampled. La Encantada also weighs and samples the shipments at the mine site.
Smelting charge per dry tonne of concentrate is $505.00.
Freight cost per tonne of concentrate is $29.00.
Refining cost per payable kilogram of silver is $48.23.
Payables by Peñoles are: 90 percent for contained silver, and all of the contained lead in excess of 3 percent.

25.7          Environmental Safety Review

Minera La Encantada has been operating the La Encantada mine since the early 1970s with the necessary land-use and water extraction permits in effect for the operation. FMS has purchase the land surface rights, under expropriation procedures from Ejido Tenochtitlán, where the camp, water wells, mine and plant installations are located to better manage the property. Through the years and changes in the regulatory framework, La Encantada has been required to update the necessary operation permits.

In April 24, 2007 La Encantada presented a notification of reactivation of operations at the mine to the National Water Commission (C.N.A.), to SEMARNAT, to Secretaría del Trabajo y Previsión Social, and to PROFEPA. La Encantada mine was declared in suspension of activities by Peñoles in 2003.

PAH’s environmental and safety review consisted of discussions with FMS’ COO Ing. Ramón Dávila Flores, and mine manager and supervisors, Ing. Salvador Hernández, Manager of Operations and other personnel. PAH visited the site to observe the current site safety and environmental conditions and to identify any potential liabilities having significant economic impacts, and a briefly reviewed file records provided to PAH during the site visit. PAH’s assessment was not intended as an environmental and safety compliance audit, although prudent practices were considered in the review. In PAH’s opinion, La Encantada is in compliance with regulatory requirements, which are current accoprding to Legal Opinion issued by Durango-based Legal Firm of Lic. Carlos Galván Pastoriza issued on October 31, 2008, and document on Environmental and Operating Permits issued by Mr. José Luis Hernández Santibañez, Corporate Manager on Environmental and Permitting for FMS, in a document issued on October 31, 2008 showing current status and confirmation of the required permits and authorizations.

Pincock, Allen & Holt	AMENDED AND RESTATED	25.23
90533 January 12, 2009

In general, surface disturbance related to mining is limited to the access road to the mining levels, waste rock dumps at each portal, and auxiliary support areas. Development waste rock is used for fill inside the mine and limits the size of waste rock dumps at the surface. Most of these activities are carried out on land owned by La Encantada. No acid rock drainage (ARD) is produced from the mine workings.

PAH noted no visible evidence of ARD on the active and historic tailings deposition areas or spent heap leach pile. The surface of the active tailings impoundment is wetted, which controls fugitive dust emissions.

The grinding area, agitated leach tanks, wash thickeners, cyanide mix tank, and several other process vessels in the mill area have spill containment. There are minimal stormwater control measures to route uncontaminated runoff away from the mill or to collect and contain stormwater runoff from around the mill site.

La Encantada has good control of the storage of hazardous chemicals and lubricants at the mill site and has installed concrete pads and fenced areas for drums.

Although Mexican environmental legislation is not explicit in the requirements for remediation, reclamation, and closure, the SEMARNAP expresses concern for the preservation and restoration of the environment and natural ecosystems in its environmental management guidance for industry. In fact, SEMARNAP recommends that facilities establish and implement a program for remediation of spills and releases to the environment.

La Encantada has not supplied to PAH the estimated costs for reclamation and mine closure of the mine or mill and tailings containment areas; however, PAH considers the costs will be low because La Encantada owns most of the surface rights where the installations and mine are located.

PAH’s estimate for the costs required to comply with and remediate the environmental issues for the project is approximately $150,000 in addition to the salvage value of plant and mine equipment. These costs are based on PAH’s experience in mining projects in México, and are not the result of detailed analysis. Actual costs will depend on site conditions and impacts from the operation, regulatory requirements at the time of compliance, and corporate environmental management standards.

25.8             Economic Analysis

25.8.1         Capital Costs

The FMS capital expenditures for January to September 2008 total $11.82 million. The 5-year capital budget (2009 thru 2013) is $26.1 million including costs for construction of a new 3,500-tpd cyanide plant, existing mill and flotation plant upgrades, power plant upgrades, mine equipment additions and replacements, exploration and mine development programs and infrastructure upgrades and additions. Major capital expenditures in the program registered for the first nine months of 2008 includes expenditures for exploration programs, expenditures for certain mine development, some mine equipment purchases, improvements to the existing process plant and construction of the new 3,500-tpd cyanide process plant. The 2008 actual capital expenditures for the first nine months of 2008 versus the Budget are shown in Table 25-11, and the capital investment schedule for la Encantada five-year plan is shown in the Table 25-12.

Pincock, Allen & Holt	AMENDED AND RESTATED	25.24
90533 January 12, 2009

TABLE 25-11
First Majestic Silver Corp.
Minera La Encantada, S.A. de C.V.
La Encantada Silver Mine
2008 Capital Expenditures
Category	Actual	Plan	Difference
Mine Development	3,759,840	3,711,875	(47,965)
Sandvik (Mining Equipment)	838,692	3,667,092	2,828,400
3,500-tpd Cyanide Plant Project	6,998,376	13,300,000	6,301,624
Fixed Assets and Other	419,279	346,560	(72,719)
Total	$12,016,187	$21,025,527	$9,009,340

TABLE 25-12
First Majestic Silver Corp.
Minera La Encantada, S.A. de C.V.
La Encantada Silver Mine
Estimated Capital Expenditures Summary (5 years)
	2009	2010	2011	2012	2013	TOTALS
New 3,500-TPD Cyanide Plant	8,212,059					8,212,059
Sub-Total	8,212,059					8,212,059
Exploration & Development
Diamond Drilling	600,000	600,000	600,000	600,000	600,000	3,000,000
Development & Exploration	2,400,000	2,400,000	2,400,000	2,400,000	2,400,000	12,000,000
Sub-Total	3,000,000	3,000,000	3,000,000	3,000,000	3,000,000	15,000,000
Mine Equipment
Scooptrams	200,000	200,000	200,000	200,000	200,000	1,000,000
Trucks
Auxilliary Equipment	75,000	75,000	75,000	75,000	75,000	375,000
Compressors	100,000	100,000	100,000	100,000	100,000	500,000
Safety Equipment & Mine Rescue	25,000	25,000	25,000	25,000	25,000	125,000
Sub-Total	400,000	400,000	400,000	400,000	400,000	2,000,000
Construction & Plant Improvements
Upgrade Flotation Plant	100,000	100,000	100,000	100,000	100,000	500,000
Upgrade Power Plant
Buildings and Offices	34,660	34,660	34,660	34,660	34,660	173,300
Sub-total	134,660	134,660	134,660	134,660	134,660	673,300
Mining Rights
Annual Payments	40,000	40,000	40,000	40,000	40,000	200,000
Sub-Total	40,000	40,000	40,000	40,000	40,000	200,000
TOTALS	11,786,719	3,574,660	3,574,660	3,574,660	3,574,660	26,085,359

Pincock, Allen & Holt	AMENDED AND RESTATED	25.25
90533 January 12, 2009

25.8.2          Operating Costs

La Encantada operating costs for the first nine months of 2008 have averaged $51.69 per tonne of ore processed, inclusive of dump material, which equates to a cost per ounce of silver of $9.09. The costs include downstream concentrate freight and processing costs of about $21.54 per tonne milled or $3.35 per ounce of silver recovered. The average combined operating cost for 2008 has averaged about $51.69 per tonne milled. A summary of the combined mine and dump recovery operating costs for the first nine months of 2008 is found in Table 25-13.

TABLE 25-13
First Majestic Silver Corp.
Minera La Encantada, S.A. de C.V.
La Encantada Silver Mine
Summary of Unit Operating Costs for 2008, Jan - Sept ($US )
Cost Area	Total Cost ($000's)	*Cost per Tonne	**Cost per Oz. Ag
U/G Mine	1,912	10.71	1.67
Mill & Concentrator	1,070	6.00	0.93
Site G&A	2,401	13.45	2.09
Conc. FSR	3,844	21.54	3.35
Totals	$9,226	$51.69	$8.05
*Based on 135,109 tonnes from U/G mine and 42,153 tonnes from dump recovery or 177,262 tonnes.
**Based on 1,014,813 equivalent oz Ag from U/G mine and 131,406 equivalent oz Ag from dump recovery or 1,146,219 equivalent oz.Ag.

The average mine-only operating cost is $55.01 per tonne, and also includes costs for concentrate freight to the Peñoles’ smelter and the downstream processing of the silver-lead concentrates. The site-only operating cost for the mine generated ore has averaged about $33.47 per tonne, and the total cost per ounce of silver obtained from mine ore has averaged $4.43 per oz Ag for 2008. The downstream concentrate freight and smelting and refining costs are $21.54 per tonne or $2.85 per oz Ag for the first nine months of 2008. A summary of the mine-only operating costs is shown in Table 25-14.

TABLE 25-14
First Majestic Silver Corp.
Minera La Encantada, S.A. de C.V.
La Encantada Silver Mine
Summary of Unit Operating Costs for First 9 Months of 2008; U/G Mine Only ($US)
Cost Area	Total Cost ($000's)	*Cost per Tonne	**Cost per Oz. Ag
U/G Mine	1,912	14.02	1.86
Mill & Concentrator	817	6.00	0.79
Site G&A	1,834	13.45	1.78
Total Direct Costs	4,563	33.47	4.43
***Concentrate Freighting,
Smelting & Refining
Freighting	121	0.89
Smelting and Refining	2,815	20.65
Total Conc. FSR	2,936	21.54	2.85
TOTALS	$7,499	$55.01	$7.28
*Based on 135,326 tonnes from U/G Mine
*Based on 923,754 oz Ag + 106,378 oz Ag from Pb credit = 1,030,132
***Based on September 2008 concentrate grades & FSR from mine & smelter

Pincock, Allen & Holt	AMENDED AND RESTATED	25.26
90533 January 12, 2009

The average costs for extraction and processing of the old dump material for the first nine months of 2008 are $40.98 per tonne, or $14.88 per oz Ag produced. The site-only cost for extraction, screening, milling and processing of the old mine dumps is $19.45 per tonne, or $7.06 per ounce. Concentrate freight and downstream smelting and refining for the dump material have averaged an additional $21.54 per tonne of ore extracted.

Table 25-15 is a summary of the operating costs for the first nine months of 2008 for the dump recovery effort.

TABLE 25-15
First Majestic Silver Corp.
Minera La Encantada, S.A. de C.V.
La Encantada Silver Mine
Summary of Unit Operating Costs for First 9 months of 2008; Dump Recovery Only ($US)
Cost Area	Total Cost ($000's)	*Cost per Tonne	**Cost per Oz. Ag
Dump Recovery	-	0.00	0.00
Mill & Concentrator	253	5.99	2.18
Site G&A	567	13.45	4.88
Total Site Operating	820	19.44	7.06
***Concentrate Freighting,
Smelting & Refining
Freighting	47	1.12	0.41
Smelting and Refining	861	20.42	7.41
Total Conc. FSR	908	21.54	7.82
TOTALS	$1,728	$40.98	$14.88
*Based on 42,153 tonnes milled from dumps
**Based on 91,059 oz. Ag + 25,028 equiv. oz. Ag from Pb credit = 116,087 equiv. oz. Ag from Dumps
***Based on September 2008 concentrate grades & FSR from dump recovery

The company is currently constructing a 3,500-tpd mill and cyanide processing plant, mainly for reprocessing at least 5.0 million tonnes of old tailings, stored below the mine site. The company developed a cost per tonne, and metallurgical recoveries for recovery of silver-and small amounts of gold from the old tailings material. FMS plan to produce silver/gold precipitates in the plant, and are still evaluating shipping the precipitate to La Parrilla for smelting into bullion bars, or producing their own bullion bars at La Encantada.

First Majestic has estimated the all-in direct operating costs for tailings recovery, reprocessing, ancillary services and downstream costs at about $17.00 per tonne processed. A breakdown of this cost estimate is shown in Table 25-16.

25.8.3          Economic Analysis

A simplified production plan has been prepared by First Majestic, and is presented as Table 25-17 and a Life of Mine cash-flow is shown in Table 25-18. First Majestic has predicated this cash flow on bringing the new 3,500-tpd mill and cyanide plant on stream during April 2009, after which the shipment of flotation concentrates to outside smelters will cease, and mine ore and old tailings will be processed in the new plant. Bullion precipitates will be produced in the new plant and these will be shipped to La Parrilla Mine for processing into bullion bars. The First Majestic Life of Mine production plan, included in the cash flow, covers the period from January 2009 through December 2015. However, the Proven and Probable ore reserves for the underground mine will be exhausted by 2013 at which time the production for the subsequent years will be extracted from the measured and indicated resources. In the interim, it is expected that underground exploration will be advanced through both diamond drilling and drifting, and those reserves will continually be added over time. Likewise at planned production rates, the proven and probable reserve for the tailings recovery will be exhausted by 2014, and subsequently all production will be obtained from the underground mine.

Pincock, Allen & Holt	AMENDED AND RESTATED	25.27
90533 January 12, 2009

TABLE 25-16
First Majestic Silver Corp.
Minera La Encantada, S.A. de C.V.
La Encantada Silver Mine
Estimated Operating Costs for Tailings Recovery Project
COST AREA	*Total Cost	Cost per Tonne	**Cost per Oz. Ag
Mining, Haulage, Other	$3,517,650	$4.50	$1.93
Mill & Cyanide Plant	4,299,350	5.50	2.36
Tailings Disposal	1,250,720	1.60	0.69
Site G&A	2,657,780	3.40	1.46
Sub-Total Site Operating	$11,725,500	$15.00	$6.44
Freight, Smelting & Refining (FSR)
Smelting and Refining	1,563,400	2.00	0.86
Sub-Total FSR	$1,563,400	$2.00	$0.86
TOTALS	$13,288,900	$17.00	$7.30
*Based on 0.781 million tonnes per year of tailings
**Based on production of 1.824 million oz. Ag per year

The basic parameters for the FMS cash flow involve the long-term silver price, which is projected as $12/ounce. The average projected long-term gold price is about $708 per oz Au, while the lead price is projected at $0.75/lb. No escalation was considered for operating costs and expenses. Reclamation expenditures are considered spent in the last three years of the period. It can be seen from the table that a net present value for the project at a 15 percent discount rate is approximately $53.0 million, and the internal rate of return (IRR) is 120.6 percent

PAH neither approves or disapproves the FMS cash flows for the project. The parameters for the plant recoveries in the 3,500-tpd mill and cyanidation plant are not yet established. In addition, plant operating costs used in the cash flow are calculated costs, and will not be confirmed until several months of actual operation have taken place. Therefore; PAH has predicated cut-off grades for the mine and mine dump recoveries on the basis of the current operation; i.e., continuance of milling and processing operations (Milling and Flotation) as per current practice.

Once the new plant is started up metallurgical parameters and operating and ancillary costs are well defined, First Majestic can revaluate the cut-off grades for the mine, mine dump recovery and tailing recovery based on actual operating data, and issue a new reserve/resources statement. PAH would then proceed with an updated audit, based on the material change in the operation.

Pincock, Allen & Holt	AMENDED AND RESTATED	25.28
90533 January 12, 2009

TABLE 25-17
First Majestic Silver Corp.
Minera La Encantada, S.A. de C.V.
La Encantada Silver Mine
Production and Cash Flows, 2009 through 2013
	Oct-08	Nov-08	Dec-08	Jan-09	Feb-09	Mar-09	Apr-09	May-09	Jun-09	Jul-09	Aug-09	Sep-09	Oct-09	Nov-09	Dec-09	2009	2010	2011	2012	2013
FLOTATION
Tonnes Milled	27,550	26,600	27,550	27,550	24,700	27,550	0	0	0	0	0	0	0	0	0	79,800	0	0	0	0
Au grade	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.00	0.00	0.00	0.00
Ag grade	285	285	285	285	285	285	285	285	285	285	285	285	285	285	285	292	0	0	0	0
Zn%	2.80%	2.80%	2.80%	2.80%	2.80%	2.80%	2.80%	2.80%	2.80%	2.80%	2.80%	2.80%	2.80%	2.80%	2.80%	2.87%	0.00%	0.00%	0.00%	0.00%
Zinc Con Tonnes
Lead Con Tonnes
Lead Con Tonnes	486	469	486	486	436	486	0	0	0	0	0	0	0	0	0	1,408	0	0	0	0

Silver Ounces	164,104	158,445	164,104	164,104	147,128	164,104	0	0	0	0	0	0	0	0	0	475,336	0	0	0	0
Eq Ounces of Silver from Lead	19,636.91	18,959.78	19,636.91	19,636.91	17,605.51	19,636.91	-	-	-	-	-	-	-	-	-	56,879	-	-	-	-

Net Smelter Return
Lead Concentrate	1,258,424	1,290,029	1,408,424	1,408,424	1,278,242	1,408,424	0	0	0	0	0	0	0	0	0	4,095,090	0	0	0	0
Subtotal NSR	1,258,424	1,290,029	1,408,424	1,408,424	1,278,242	1,408,424	0	0	0	0	0	0	0	0	0	4,095,090	0	0	0	0
Freight & Insurance	20,196	19,500	20,196	20,196	18,107	20,196	0	0	0	0	0	0	0	0	0	58,500	0	0	0	0

NSR less Freight & Ins	1,238,227	1,270,529	1,388,227	1,388,227	1,260,135	1,388,227	0	0	0	0	0	0	0	0	0	4,036,590	0	0	0	0
	Oct-08	Nov-08	Dec-08	Jan-09	Feb-09	Mar-09	Apr-09	May-09	Jun-09	Jul-09	Aug-09	Sep-09	Oct-09	Nov-09	Dec-09	2009	2010	2011	2012	2013
OXIDES
Tonnes Milled	0	0	0	0	0	0	26,600	55,100	79,800	96,425	96,425	93,100	96,425	93,100	96,425	733,400	1,012,700	1,012,700	1,012,700	1,012,700
Au grade	0.15	0.15	0.15	0.15	0.15	0.15	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Ag grade	250	250	250	250	250	250	187	187	187	187	187	187	187	187	187	73	187	187	187	187

DORE	0.00	0.00	0.00	0.00	0.00	0.00	3.26	6.75	9.78	11.81	11.81	11.41	11.81	11.41	11.81	90	124.07	124.07	124.07	124.07

Silver Ounces	-	-	-	-	-	-	95,257	197,318	285,771	345,307	345,307	333,400	345,307	333,400	345,307	2,626,376	3,626,576	3,626,576	3,626,576	3,626,576
Eq Ounces of silver from Gold	-	-	-	-	-	-	64	132	191	231	231	223	231	223	231	1,760	2,430	1,760	1,760	1,760

Net Smelter Return
DORE	-	-	-	-	-	-	914,920	1,895,191	2,744,759	3,316,585	3,316,585	3,202,219	3,316,585	3,202,219	3,316,585	25,225,647	38,440,747	42,403,334	46,769,551	51,572,389

Subtotal NSR	0	0	0	0	0	0	914,920	1,895,191	2,744,759	3,316,585	3,316,585	3,202,219	3,316,585	3,202,219	3,316,585	25,225,647	38,440,747	42,403,334	46,769,551	51,572,389
Freight & Insurance	0	0	0	0	0	0	15,743	20,398	24,432	27,147	27,147	26,604	27,147	26,604	27,147	222,369	176,803	176,803	176,803	176,803

NSR less Freight & Ins	0	0	0	0	0	0	899,177	1,874,794	2,720,328	3,289,437	3,289,437	3,175,615	3,289,437	3,175,615	3,289,437	25,003,278	38,263,944	42,226,531	46,592,747	51,395,586

Silver Ounces	164,104	158,445	164,104	164,104	147,128	164,104	95,257	197,318	285,771	345,307	345,307	333,400	345,307	333,400	345,307	3,101,712	3,626,576	3,626,576	3,626,576	3,626,576
Eq Ounces of silver from Gold	0	0	0	0	0	0	64	132	191	231	231	223	231	223	231	1,760	2,430	1,760	1,760	1,760
Eq Ounces of Silver from Lead	19,637	18,960	19,637	19,637	17,606	19,637	0	0	0	0	0	0	0	0	0	56,879	0	0	0	0
Total Eq Ounce of Silver	183,741	177,405	183,741	183,741	164,733	183,741	95,321	197,451	285,963	345,539	345,539	333,623	345,539	333,623	345,539	3,160,352	3,629,006	3,628,336	3,628,336	3,628,336
	Oct-08	Nov-08	Dec-08	Jan-09	Feb-09	Mar-09	Apr-09	May-09	Jun-09	Jul-09	Aug-09	Sep-09	Oct-09	Nov-09	Dec-09	2009	2010	2011	2012	2013
Mine	202,630	195,643	202,630	202,630	181,668	202,630	0	0	0	0	0	0	0	0	0	586,928	0	0	0	0
Mill Flotation	242,090	233,743	242,090	242,090	217,047	242,090	0	0	0	0	0	0	0	0	0	701,228	0	0	0	0
Fixed Cost	169,463	163,620	169,463	169,463	151,933	169,463	0	0	0	0	0	0	0	0	0	490,859	0	0	0	0

Mine +haulage	0	0	0	0	0	0	167,126	346,189	501,378	605,831	605,831	584,941	605,831	584,941	605,831	4,607,900	6,362,722	6,362,722	6,362,722	6,362,722
Mill Cyanidation	0	0	0	0	0	0	175,307	363,136	525,921	635,488	635,488	613,574	635,488	613,574	635,488	4,833,462	6,674,184	6,674,184	6,674,184	6,674,184
Fix Cost	0	0	0	0	0	0	81,810	169,463	245,430	296,561	296,561	286,335	296,561	286,335	296,561	2,255,615	3,114,619	3,114,619	3,114,619	3,114,619
Subtotal: Production Costs	614,184	593,005	614,184	614,184	550,647	614,184	424,243	878,788	1,272,728	1,537,880	1,537,880	1,484,849	1,537,880	1,484,849	1,537,880	13,475,992	16,151,526	16,151,526	16,151,526	16,151,526

Financing Costs	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0

Mining Concesions
Insurance	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Environmental Reclamation	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	120,000	120,000	120,000	120,000	120,000
Subtotal	624,184	603,005	624,184	624,184	560,647	624,184	434,243	888,788	1,282,728	1,547,880	1,547,880	1,494,849	1,547,880	1,494,849	1,547,880	13,595,992	16,271,526	16,271,526	16,271,526	16,271,526

La Encantada Costs	624,184	603,005	624,184	624,184	560,647	624,184	434,243	888,788	1,282,728	1,547,880	1,547,880	1,494,849	1,547,880	1,494,849	1,547,880	13,595,992	16,271,526	16,271,526	16,271,526	16,271,526
La Encantada Profit(Loss)	614,044	667,524	764,044	764,044	699,488	764,044	464,934	986,005	1,437,600	1,741,558	1,741,558	1,680,765	1,741,558	1,680,765	1,741,558	15,443,876	21,992,418	25,955,005	30,321,222	35,124,060
NSR per tonne	44.94	47.76	50.39	50.39	51.02	50.39	33.80	34.03	34.09	34.11	34.11	34.11	34.11	34.11	34.11	35.71	37.78	41.70	46.01	50.75

Costs / tonne	22.66	22.67	22.66	22.66	22.70	22.66	16.32	16.13	16.07	16.05	16.05	16.06	16.05	16.06	16.05	16.72	16.07	16.07	16.07	16.07
Margin Per tonne	22.29	25.09	27.73	27.73	28.32	27.73	17.48	17.89	18.02	18.06	18.06	18.05	18.06	18.05	18.06	18.99	21.72	25.63	29.94	34.68
Cost per Ounce of Silver	3.74	3.74	3.74	3.74	3.74	3.74	4.45	4.45	4.45	4.45	4.45	4.45	4.45	4.45	4.45	4.34	4.45	4.45	4.45	4.45
OZ Ag Eq	183,741	177,405	183,741	183,741	164,733	183,741	95,321	197,451	285,963	345,539	345,539	333,623	345,539	333,623	345,539	3,160,352	3,629,006	3,628,336	3,628,336	3,628,336
Cost/Ounce Ag Eq	3.34	3.34	3.34	3.34	3.34	3.34	4.45	4.45	4.45	4.45	4.45	4.45	4.45	4.45	4.45	4.26	4.45	4.45	4.45	4.45

Pincock, Allen & Holt	AMENDED AND RESTATED	25.29
90533 January 12, 2009

TABLE 25-18
First Majestic Silver Corp.
Minera La Encantada, S.A. de C.V.
La Encantada Silver Mine
After Tax Life of Mine Cash Flow
		2008	2009	2010	2011	2012	2013	2014	2015
Mine Plan	TPD
TONNES TREATED - SULPHIDE ORE	242	0	79,800	0	0	0	0	0	0
TONNES TREATED - OXIDE ORE	2,222		733,400	1,012,700	1,012,701	1,012,702	1,012,703	1,012,704	1,012,705
Total Tonnes	2,464	0	813,200	1,012,700	1,012,701	1,012,702	1,012,703	1,012,704	1,012,705
Metals Payments
NSR OXIDES			35,216,563	41,872,388	41,872,389	41,872,390	41,872,391	41,872,392	41,872,393
NSR Sulphides
Net Revenues		0	35,216,563	41,872,388	41,872,389	41,872,390	41,872,391	41,872,392	41,872,393
OPERATING COSTS SULPHIDES: OPERATING COSTS OXIDES:		0 0	0 13,475,992	0 16,151,526	0 16,151,526	0 16,151,526	0 16,151,526	0 16,151,526	0 16,151,526
TOTAL OP. COSTS		0	13,475,992	16,151,526	16,151,526	16,151,526	16,151,526	16,151,526	16,151,526
Royalty Expense	0%	0	0	0	0	0	0	0	0
Property Tax & Insurance		0	140,000	140,000	140,000	140,000	140,000	140,000	140,000
Environmental and reclamation expenses			120,000	120,000	120,000	120,000	120,000	120,000	120,000
Net after costs		0	21,480,571	25,460,862	25,460,863	25,460,864	25,460,865	25,460,866	25,460,867
Interest Expenses	0%	0	0	0	0	0	0	0	0

Net Profit		0	21,480,571	25,460,862	25,460,863	25,460,864	25,460,865	25,460,866	25,460,867
Depreciation		0	3,078,571	3,495,238	3,895,238	4,145,238	4,478,571	4,978,571	4,978,571
net taxable income		0	18,402,000	21,965,624	21,565,625	21,315,626	20,982,294	20,482,295	20,482,296
Profit Sharing	0.1	0	1,840,200	2,196,562	2,156,562	2,131,563	2,098,229	2,048,229	2,048,230
net profit after profit sharing		0	16,561,800	19,769,062	19,409,062	19,184,063	18,884,064	18,434,065	18,434,066
Tax @ 28%	20%	0	3,312,360	3,953,812	3,881,812	3,836,813	3,776,813	3,686,813	3,686,813
Net Profit Depreciation		0 0	13,249,440 3,078,571	15,815,249 3,495,238	15,527,250 3,895,238	15,347,251 4,145,238	15,107,251 4,478,571	14,747,252 4,978,571	14,747,253 4,978,571
Cash Flow Before Principal & Sustaining Capital		0	16,328,011	19,310,487	19,422,488	19,492,489	19,585,823	19,725,824	19,725,824
CAPEX EQUITY Sust. Capital		13,337,941	8,212,059	2,500,000	2,000,000	1,000,000	1,000,000	1,000,000	500,000
Excess Cash Flow		(13,337,941)	13,828,011	19,310,487	18,422,488	18,492,489	18,585,823	19,225,824	19,725,824
Cumulative		(13,337,941)	490,070	19,800,557	38,223,045	56,715,534	75,301,357	94,527,181	114,253,005

Pincock, Allen & Holt	AMENDED AND RESTATED	25.30
90533 January 12, 2009

Sensitivity analyses were performed at different discount rates and the analysis shows robust economics for La Encantada, as follows:

Base Case @ 0 % discount	$114 million
Base Case @ 10 % discount	$67 million
Base Case @ 15 % discount	$53 million
Base Case @ 20 % discount	$42 million
Base Case @ 25 % discount	$34 million

As expected, the project exhibits the greatest sensitivity to metal prices, followed by operating costs, and finally by capital costs. Any variances in grade or metallurgical recovery will be equivalent to similar changes in metal prices, since all three factors impact the revenue stream equally. In all cases, however, the La Encantada mine shows positive economics as measured by a cash flow exercise, except when the price of silver falls by 20 percent. Therefore, the postulated reserve position is accepted.

It can be seen from Tables 25-17 and 25-18 that there is sufficient after-tax operational cash flow in any year to adequately cover projected capital expenditures.

The mine life, including tailings recovery, based on the proven/probable reserve position, is over 4.0 years and covers production through 2013.

Pincock, Allen & Holt	AMENDED AND RESTATED	25.31
90533 January 12, 2009

26.0       ILLUSTRATIONS

The illustrations supporting the various sections of this report are located within the relevant sections immediately following the references to the illustrations, for ease of reference. An index of tables and illustrations is provided at the beginning of this report.

Pincock, Allen & Holt	AMENDED AND RESTATED	26.1
90533 January 12, 2009